SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2001 and 2002

BANCO SANTANDER CENTRAL HISPANO, S.A.

Plaza de Canalejas, 1
28014 Madrid
Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F ☒	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Not applicable

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 dated August 22, 2000 of Banco Santander Central Hispano, S.A., Santander Central Hispano Issuances Limited, Santander Central Hispano International Limited, BSCH Finance Limited and Santander Central Hispano Finance B.V., Registration No. 333-12416.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Merger of Banco Central Hispanoamericano, S.A. into Banco Santander, S.A. and Presentation of Our Consolidated Financial Statements

On April 17, 1999, Banco Central Hispanoamericano merged into Banco Santander to create Banco Santander Central Hispano. For accounting purposes, we are treating the merger as if it had occurred on January 1, 1999. Therefore, our consolidated financial statements reflect the merger as follows:

•
the 1999 and 2000 consolidated income statements reflect the results of operations of Banco Santander Central Hispano for the 1999 and 2000 periods, respectively, giving effect to the merger as of January 1, 1999;

•	the 1998 and prior year consolidated income statements are the historical income statements of Banco Santander and we have not restated them to reflect the merger;

•	the December 31, 1999 and 2000 consolidated balance sheets are the historical balance sheets of Banco Santander Central Hispano as of those dates; and

•	the December 31, 1998 consolidated balance sheet is the historical balance sheet of Banco Santander as of that date and we have not restated it to reflect the merger.

•	The June 30, 2001 and 2002 consolidated income statements and balance sheets are the historical income statements and balance sheet statements of Banco Santander Central Hispano as of those dates.

The merger of Banco Santander and Banco Central Hispanoamericano was a merger-of-equals that created a new bank that is significantly different from either of the predecessor banks. As a result, our 2000 and 1999 consolidated financial statements are not comparable with our historical 1998 financial statements. In addition, because the businesses of Banco Santander and Banco Central Hispanoamericano were merged during 1999, we are unable to distinguish clearly between internal growth in 1999 and growth due to the merger. In order to address this problem and to facilitate an understanding of how our business evolved during 1999, we have provided supplemental pro forma 1998 information throughout this report. The pro forma 1998 information reflects the combination of Banco Santander with Banco Central Hispanoamericano as if the combination occurred on January 1, 1998 in the case of income statement information, and on December 31, 1998 in the case of balance sheet information. For an explanation of how the pro forma amounts were calculated, including what adjustments were made, see the unaudited pro forma financial statements included in our 2000 annual report on Form 20-F. The pro forma adjustments are limited to those adjustments directly related to the transactions contemplated by the merger. The pro forma financial data are provided for illustrative purposes only and do not purport to represent what our actual financial position or results of operations would have been had the merger occurred on the dates assumed.

Conversion to Euros

Effective January 1, 1999, Spain adopted the Euro as its official currency. Our financial statements for fiscal years ending prior to December 31, 2000, which were prepared in Spanish pesetas, have been restated in Euros using the fixed conversion rate of €1.00 to Pta.166.386. Our financial statements reported in Euros reflect the same trends as if we had continued to present our financial statements in pesetas. However, our financial statements for periods prior to January 1, 1999, may not be comparable to the financial statements of other companies that have also restated their financial statements in euros.

Accounting Principles

Except where we note otherwise, we prepared the financial information contained in this report according to Spanish GAAP. As disclosed in note 27 to the consolidated financial statements included in our 2001 report on Form 20-F, Spanish GAAP differs in some significant respects from U.S. GAAP. The most significant difference relates to the merger described above that created Banco Santander Central Hispano. We accounted for this merger under the purchase method of accounting under U.S. GAAP while we accounted for it in 1999 in a manner that is similar to a “pooling of interests” under Spanish GAAP.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the U.S. Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements. We have, however, included summary financial information that reflects the required reclassifications in note 9 to the unaudited interim financial statements included in this report and note 27 to the consolidated financial statements included in our 2001 annual report on Form 20-F.

Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill

The auditor’s reports on our Spanish statutory financial statements as of and for the years ended December 31, 1998 were qualified with respect to the accelerated amortization of goodwill during 1997. United States securities regulations do not allow the filing of financial statements with the Securities and Exchange Commission if they contain auditor’s opinions that are qualified with respect to a material departure from generally accepted accounting principles. Therefore, in order to avoid a qualification in the auditor’s report, we did not include the early amortization we recognized in 1997 in our consolidated financial statements included in our 1999 annual report on Form 20-F. As a result, net attributable income and net worth differ between these consolidated financial statements and our Spanish statutory financial statements for all of the periods presented due to the accelerated amortization of goodwill in 1997 and the effects the reduced balance of goodwill resulting from this early amortization had on ordinary amortization of goodwill in 1997, 1998 and 1999.

The following table compares net attributable income between our consolidated financial statements included in our annual report on Form 20-F and this report and our Spanish statutory financial statements:

	Year Ended December 31,					Six months ended June 30,
	1998	pro forma 1998	1999	2000	2001	2001	2002
	(in thousands of euros)
Net attributable income — Forms 20-F and 6K consolidated financial statements	667,436	1,062,794	960,417	2,258,141	2,486,303	1,381,865	1,196,560
Net attributable income — Spanish statutory financial statements	854,417	1,249,775	1,575,108	2,258,141	2,486,303	1,381,865	1,196,560

Additionally, the differing amounts of net attributable income caused our net worth to differ between our Form 20-F and Form 6-K consolidated financial statements and the Spanish statutory financial statements as follows:

	Year Ended December 31,					Six months ended June 30,
	1998	(pro forma) 1998	1999	2000	2001	2001	2002
	(in thousands of euros)
Net worth — Forms 20-F and 6K consolidated financial statements	5,696,758	9,582,809	8,289,740	18,140,592	19,772,504	19,599,060	19,172,520
Net worth — Spanish statutory financial statements	5,082,068	8,968,118	8,289,740	18,140,592	19,772,504	19,599,060	19,172,520

General Information

Our consolidated financial statements are in Euros, which are denoted “Euro”, “Euros”, “euro”, “euros” “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars” or “$”, we mean United States dollars;

•	“one billion”, we mean 1,000 million.

•	“GBP”, we mean the Sterling Pound

        When we refer to average balances for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. We include in interest income any interest payments we receive on non-accruing loans if they are received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other units.

When we refer to loans, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted.

When we refer to allowances for loan-losses, we mean the specific allowances for loan-losses and the general allowance for loan-losses without any allowance for country risk, unless otherwise noted. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Allowance for Loan-Losses and Country Risk Requirements” in our 2001 annual report on Form 20-F.

EXCHANGE RATES

The following tables set forth, at the dates and for the periods indicated, certain information regarding the exchange rate for Euros and dollars (expressed in dollars per euro) based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

	Rate during Period
Calendar period	High ($)	Low ($)
2002 (until November 20, 2002)	1.0301	0.8594
May	0.9373	0.9022
June	0.9885	0.9390
July	1.0156	0.9730
August	0.9935	0.9640
September	0.9959	0.9685
October	1.0301	1.0120

Noon Buying Rate as of the Latest Practicable Date
November 20, 2002	0.9976

Beginning January 1, 2002, participating European Union member states such as Spain issued new euro-denominated bills and coins for use in cash transactions. In July 1, 2002, the participating member states withdrew the bills and coins denominated in their respective countries from circulation, and they will no longer be legal tender for any transactions. Spain withdrew bills and coins denominated in pesetas in February, 2002.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this report that are subject to risks and uncertainties. Forward-looking statements include information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “DCaR,” “ACaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Market Risk” sections.

You should understand that adverse changes in the following important factors, in addition to those discussed in “Operating and Financial Review and Prospects” in this report and our 2001 annual report on Form 20-F and in “Description of Business” in our 2001 annual report on Form 20-F, as well as elsewhere in this report and in our 2001 Form 20-F, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, Latin America, Europe and the other areas in which we have significant business activities or investments;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR/DCaR/ACaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings;

•	changes in demographics, consumer spending or saving habits; and

•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	Iraqui crisis, to the extent it affects markets, policies, laws and regulations of Spain, Europe and Latin America.

•	political stability in Spain, Europe and Latin America; and

•	changes in Spanish, EU or foreign laws, regulations or taxes.

Transaction and Commercial Factors

•
our ability to integrate successfully our recent acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	the impact of changes in the composition of our balance sheet on future net interest income;

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments; and

•	the success of our e-business strategy, including our ability to form desirable strategic partnerships and to transform to a web-based business model.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

ITEM 1

SELECTED STATISTICAL INFORMATION

Average Balance Sheets and Interest Rates

The following table shows our average balances and interest rates for the six months ended June 30, 2001 and 2002. The differences between our average balances and interest rates in many cases largely reflect the different extent of consolidation of entities acquired by us in 2001 and 2002. See “Operating and Financial Review and Prospects—A. Operating Results—General”.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Earning Assets—Yield Spread” in light of the following observations:

•	We have included interest payments received on non-accruing assets in interest income only if we received such payments during the period in which they were due.

•	We have included loan fees in interest income.

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant.

•
We have included income and expenses from interest-rate hedging transactions as a separate line item in interest income and expenses if these transactions qualified for hedge accounting under Spanish GAAP. If these transactions did not qualify for this treatment, we included income and expenses on these transactions elsewhere in our income statement.

•	We have stated average balances on a gross basis, before netting our allowances for non-performing assets, except for the total average asset figures, which reflect such netting.

•	All average data has been calculated using month-end balances.

Average Balance Sheet - Assets and Interest Income

	Six months ended June 30,
	2001			2002
ASSETS	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousands of euros, except percentages)
Cash and due from central banks
Domestic	3,290,872	42,383	2.58%	2,572,690	27,531	2.14%
International	5,711,755	83,613	2.93%	6,724,045	141,153	4.20%

	9,002,627	125,996	2.80%	9,296,735	168,684	3.63%
Due from credit entities(1)
Domestic	11,190,749	357,813	6.39%	10,305,177	194,793	3.78%
International	30,692,883	1,369,965	8.93%	31,997,093	784,802	4.91%

	41,883,632	1,727,778	8.25%	42,302,270	979,595	4.63%
Spanish government securities
Domestic	23,612,029	670,056	5.68%	23,064,394	571,853	4.96%
International	0	0	0	0	0	0

	23,612,029	670,056	5.68%	23,064,394	571,853	4.96%
Other debt securities
Domestic	1,896,590	51,765	5.46%	2,384,059	45,036	3.78%
International	43,659,232	2,129,572	9.76%	39,421,754	2,034,223	10.32%

	45,555,822	2,181,337	9.58%	41,805,813	2,079,259	9.95%
Loan and leases(1)
Domestic	83,589,088	2,599,504	6.22%	87,907,080	2,415,246	5.49%
International	91,890,490	6,132,445	13.35%	89,775,311	4,551,801	10.14%

	175,479,578	8,731,949	9.95%	177,682,391	6,967,047	7.84%
Income from hedging operations(2)
Domestic		164,840			94,182
International		1,895,129			961,807

		2,059,969			1,055,989
Total interest-earning assets
Domestic	123,579,328	3,886,361	6.29%	126,233,400	3,348,641	5.31%
International	171,954,360	11,610,724	13.50%	167,918,203	8,473,786	10.09%

	295,533,688	15,497,085	10.49%	294,151,603	11,822,427	8.04%
Investments in equity securities
Domestic	2,531,709	21,120	1.67%	2,911,421	26,493	1.82%
International	4,373,177	51,399	2.35%	5,050,138	53,327	2.11%

	6,904,886	72,518	2.10%	7,961,559	79,820	2.01%
Investments in affiliated companies
Domestic	2,584,684	50,792	3.93%	2,852,635	138,948	9.74%
International	6,369,616	245,856	7.72%	4,630,648	104,276	4.50%

	8,954,300	296,648	6.63%	7,483,283	243,224	6.50%
Equity securities(3)
Domestic	5,116,392	71,912	2.81%	5,764,056	165,441	5.74%
International	10,742,790	297,255	5.53%	9,680,786	157,603	3.26%

	15,859,182	369,167	4.66%	15,444,842	323,044	4.18%
Total earning assets
Domestic	128,695,720	3,958,273	6.15%	131,997,456	3,514,082	5.32%
International	182,697,150	11,907,979	13.04%	177,598,989	8,631,389	9.72%

	311,392,870	15,866,252	10.19%	309,596,445	12,145,471	7.85%
Allowance for loans losses	(5,423,936)			(5,565,754)
Premises and equipment	6,634,464			6,012,796
Other assets	43,258,808			44,907,928

Total average assets	355,862,206	15,866,252	8.92%	354,951,415	12,145,471	6.84%

(1)	Includes securities purchased under agreements to resell.

(2)	Includes income from instruments to hedge interest-earning assets.

(3)
Includes both investment on equity securities and investment in affiliated companies. Amounts shown as “interest” consist of dividends received. Includes dividends from equity-accounted holdings of € 243,224 and 296,648 thousands for June 30, 2002 and 2001 respectively. See note 1 to the table under “Selected Consolidated Financial information”.

Average Balance Sheet - Liabilities and Interest Expense

	Six months ended June 30,
	2001			2002
LIABILITY AND STOCKHOLDERS EQUITY	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in thousands of euros, except percentages)
Due to credit entities(1)
Domestic	19,919,885	487,054	4.89%	13,004,935	245,153	3.77%
International	44,154,124	1,791,539	8.11%	39,690,008	1,130,933	5.70%

	64,074,009	2,278,593	7.11%	52,694,943	1,376,086	5.22%
Customers funds(1)
Domestic	73,683,982	1,100,730	2.99%	85,095,371	921,975	2.17%
International	99,440,902	3,427,644	6.89%	92,373,187	2,653,197	5.74%

	173,124,884	4,528,374	5.23%	177,468,558	3,575,172	4.03%
Debt securities in issue
Domestic	5,532,431	177,407	6.41%	5,844,894	164,713	5.64%
International	32,920,035	1,190,545	7.23%	34,381,524	725,820	4.22%

	38,452,466	1,367,952	7.12%	40,226,418	890,533	4.43%
Subordinated debt
Domestic	1,680,292	36,439	4.34%	1,676,421	42,785	5.10%
International	9,992,523	343,226	6.87%	11,688,845	341,307	5.84%

	11,672,815	379,665	6.51%	13,365,266	384,092	5.75%
Expenses from hedging operations(2)
Domestic		2,278			21,545
International		1,563,503			320,493

		1,565,781			342,038
Total interest-bearing liabilities
Domestic	100,816,590	1,803,908	3.58%	105,621,621	1,396,171	2.64%
International	186,507,584	8,316,457	8.92%	178,133,564	5,171,750	5.81%

	287,324,174	10,120,365	7.04%	283,755,185	6,567,921	4.63%

Other liabilities(3)	40,244,341	593,367		43,118,892	541,789

Minority interest	8,922,716			7,415,415

Stockholders’ Equity	19,370,975			20,661,923

Total average Liabilities and Stockholders’ Equity	355,862,206	10,713,732	6.02%	354,951,415	7,109,710	4.01%

(1)	Includes securites sold under agreements to repurchase.

(2)	Includes expenses from instruments to hedge interest-bearing liabilities.

(3)	Includes interest allocated to Santander Central Hispano Group pension plans

Changes in Net Interest Income—Volume and Rate Analysis

The following table allocates, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the six months ended June 30, 2002 compared to the six months ended June 30, 2001. We have calculated volume and rate variances based on movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read these tables in light of our observations about the tables under “—Average Balance Sheets and Interest Rates”.

	Six months ended June 30, 2002/2001
	Increase (Decrease) due to changes in
Interest Income(1)	Volume	Rate	Net change
	(in thousands of euros)
Cash and due from central banks
Domestic	(7,612)	(7,240)	(14,852)
International	21,270	36,270	57,540

	13,658	29,030	42,688
Due from credit entities
Domestic	(16,981)	(146,039)	(163,020)
International	31,764	(616,927)	(585,163)

	14,783	(762,966)	(748,183)
Spanish government securities
Domestic	(13,200)	(85,003)	(98,203)
International	0	0	0

	(13,200)	(85,003)	(98,203)
Other debt securities
Domestic	9,202	(15,931)	(6,729)
International	(217,595)	122,246	(95,349)

	(208,393)	106,315	(102,078)
Loan and leases
Domestic	120,842	(305,100)	(184,258)
International	(105,802)	(1,474,842)	(1,580,644)

	15,040	(1,779,942)	(1,764,902)
Total interest-earning assets
Domestic	92,251	(559,313)	(467,062)
International	(270,363)	(1,933,253)	(2,203,616)

	(178,112)	(2,492,566)	(2,670,678)
Equity securities
Domestic	18,574	74,955	93,529
International	(17,721)	(121,931)	(139,652)

	853	(46,976)	(46,123)
Total earning assets
Domestic	110,825	(484,358)	(373,533)
International	(288,084)	(2,055,184)	(2,343,268)

	(177,259)	(2,539,542)	(2,716,801)

(1)	Without interest income from hedging operations

	Six months ended June 30, 2002/2001
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in thousands of euros)
Interest Expense (1)
Due to credit entities
Domestic	(130,350)	(111,551)	(241,901)
International	(128,549)	(532,057)	(660,606)

	(258,899)	(643,608)	(902,507)
Customers funds
Domestic	123,349	(302,104)	(178,755)
International	(202,662)	(571,785)	(774,447)

	(79,313)	(873,889)	(953,202)
Debt securities in issue
Domestic	8,606	(21,300)	(12,694)
International	30,722	(495,447)	(464,725)

	39,328	(516,747)	(477,419)
Subordinated debt
Domestic	(39)	6,385	6,346
International	49,542	(51,461)	(1,919)

	49,503	(45,076)	4,427
Total interest-bearing liabilities
Domestic	1,566	(428,570)	(427,004)
International	(250,947)	(1,650,750)	(1,901,697)

	(249,381)	(2,079,320)	(2,328,701)

(1)	Without interest income or interest expense from hedging operations

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest and similar income and dividends on equity securities, and net interest income and shows gross yield, net yield and yield spread for each of the periods indicated. You should read this table in light of our observations about the tables under “—Average Balance Sheets and Interest Rates”, including the footnotes.

	Six months ended June 30,
	2001	2002
	(in thousands of euros, except percentages)
Average earning assets
Domestic	128,695,720	131,997,456
International	182,697,150	177,598,989

	311,392,870	309,596,445
Interest and dividends on equity securities(1)
Domestic	3,958,273	3,514,082
International	11,907,979	8,631,389

	15,866,252	12,145,471
Net interest income
Domestic	1,988,767	1,936,374
International	3,163,752	3,099,387

	5,152,519	5,035,761
Gross yield(2)
Domestic	6.15%	5.32%
International	13.04%	9.72%

	10.19%	7.85%
Net yield(3)
Domestic	3.09%	2.93%
International	3.46%	3.49%

	3.31%	3.25%
Yield spread(4)
Domestic	2.57%	2.68%
International	4.12%	3.91%

	3.15%	3.22%

(1)	Dividends on equity securities include dividends on equity-accounted holdings. See note 1 to the table under “Selected Consolidated Financial Information”

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning asset.

(3)
Net yield is the quotient of net interest income (that includes dividends on equity securities) divided by average earning assets. Net interest margin (calculated in the same way as net yield but excluding dividends from the income, and equity securities from the average earning assets) for June 30, 2002 and 2001 was 3.20% and 3.24% respectively.

(4)
Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “item 3. Operating and Financial reviews and Prospects -Net Interest revenue”.

Return on Equity and Assets

The following tables present certain financial ratios for the periods indicated.

	Year Ended December 31,	Six months ended June 30,
	2001	2001	2002
Return on average total assets(1)	0.94%	1.05%	0.84%
Return on average stockholder’s equity(1)	17.56%	19.33%	12.81%
Dividends per share as a percentage of net attributable income per share(2)	53.47%	24.80%	30.88%
Average stockholders’ equity as a percentage of average total assets	4.01%	4.02%	5.26%

(1)
Net income for the six months ended June 30, 2001 and 2002 has been annualized by doubling the first half figures. Net attributable income for the first half of any year is not necessarily indicative of the results for the full year.

(2)
Dividend information for the six months ended June 30, 2002 and 2001 are not comparable to year-end information because the interim figures include only the first quarterly interim dividend whereas the full-year figure includes all dividends for the year and the final dividend paid is generally larger than each of the three other quarterly dividends. See “Item 8. Financial Information—A. Consolidated Statements and other Financial Information—Dividend Policy” in the 2001 Form 20-F.

Interest-Earning Assets

The following table shows the mix of our average interest-earning assets for the periods indicated. Percentages reflect asset classes as a percentage of total average interest-earning assets. You should read this table in light of our observations about to the tables under “—Average Balance Sheets and Interest Rates”, including the footnotes.

	Six months ended June 30,
	2001	2002
Cash and due from Central Banks
Domestic	1.12%	0.88%
International	1.93%	2.29%

	3.05%	3.17%
Due from credit entities
Domestic	3.79%	3.50%
International	10.39%	10.88%

	14.18%	14.38%
Spanish Government debt securities
Domestic	7.99%	7.84%
International	0.00%	0.00%

	7.99%	7.84%
Other debt securities
Domestic	0.64%	0.81%
International	14.77%	13.40%

	15.41%	14.21%
Loan and leases
Domestic	28.28%	29.88%
International	31.09%	30.52%

	59.37%	60.40%
Total interest-earning assets
Domestic	41.82%	42.91%
International	58.18%	57.09%

	100.00%	100.00%

(1)	Includes securities purchases under agreements to resell.

Classified Assets

Movements in Allowances for Loan-Losses

The following table analyzes our allowances for loan-losses and movements, by domicile of customer, for the periods indicated. For further discussion of movements in the allowances for loan-losses, see “Item 3. Operating and Financial Review and Prospects” in this report.

	Year ended December 31,						Six months ended June 30,
	1997	1998(1)	1998(1) proforma	1999	2000	2001	2001	2002
	(in thousands of euros)
Allowance for loan– losses at beginning of year
Borrowers in Spain	1,005,908	1,069,483	1,886,751	1,514,250	1,204,464	1,360,253	1,360,253	1,771,321
Borrowers outside Spain	1,011,660	1,445,074	1,617,546	1,749,294	2,625,035	4,290,217	4,290,217	3,811,553

Total	2,017,568	2,514,557	3,504,297	3,263,544	3,829,499	5,650,470	5,650,470	5,582,874
Inclusion of acquired companies’
Loan-loss allowances:(2)
Borrowers in Spain	0	0	0	607	(13,450)	—	0	0
Borrowers outside Spain	777,145	386,679	386,679	444,418	2,004,393	108	50,816	134,155

Total	777,145	386,679	386,679	445,025	1,990,943	108	50,816	134,155
Loans charged off against income(3)
Borrowers in Spain	(30,014)	(30,844)	(32,190)	(77,567)	(15,145)	(13,258)	(4,561)	(6,403)
Borrowers outside Spain	(12,958)	(9,135)	(9,292)	(19,774)	(39,547)	(40,040)	(18,770)	(56,148)

Total	(42,972)	(39,979)	(41,482)	(97,341)	(54,692)	(53,298)	(23,331)	(62,551)
Recoveries of loans previously charged off:
Borrowers in Spain	57,343	64,915	196,104	237,496	191,278	151,845	78,065	69,949
Borrowers outside Spain	54,271	77,260	85,915	132,229	186,777	341,760	192,546	143,309

Total	111,614	142,175	282,019	369,725	378,055	493,605	270,611	213,258
Provisions for loan-losses(3)(4)(5)
Borrowers in Spain	95,652	140,793	237,640	267,775	182,221	499,982	314,936	62,200
Borrowers outside Spain	379,737	307,219	425,631	720,295	866,124	1,086,035	520,116	920,490

Total	475,389	448,012	663,271	988,070	1,048,345	1,586,017	835,052	982,690
Charge offs against loan-losses allowance.
Borrowers in Spain	(357,434)	(255,394)	(695,738)	(462,953)	(175,375)	(205,498)	(92,382)	(110,892)
Borrowers outside Spain	(288,786)	(593,746)	(702,072)	(758,658)	(1,342,661)	(1,821,549)	(918,034)	(747,199)

Total	(646,220)	(849,140)	(1,397,810)	(1,221,611)	(1,518,036)	(2,027,047)	(1,010,416)	(858,091)
Other movements	(177,960)	(195,293)	(133,431)	82,087	(23,644)	(66,981)	438,168	(691,718)
Allowance for loan-losses at end of year
Borrowers in Spain	1,069,483	872,874	1,514,250	1,204,464	1,360,253	1,771,321	1,587,988	1,756,297
Borrowers outside Spain	1,445,074	1,534,137	1,749,294	2,625,035	4,290,217	3,811,553	4,623,382	3,544,320

Total	2,514,557	2,407,011	3,263,544	3,829,499	5,650,470	5,582,874	6,211,370	5,300,617

(1)
The 1998 figures exclude the effects of the liquidation of S.C.I. Gestión. If these effects had been included, the amount included for consolidated subsidiaries and the charge-offs for loans previously provided for would each have been €954.4 million higher. See “Loans by Geographic Area” and “Loans by Type of Customer” in our 2001 annual report on Form 20F.

(2)	The increase from December 31, 1999 to December 31, 2000 is mainly due to the incorporation of the Totta & Açores Group, the Meridional Group, the Serfin Group and Banespa Group.

(3)
We have included separate line items for charge-offs of loans not previously provided for and recoveries of loans previously provided for in order to satisfy the SEC’s requirement to show all charge-offs and recoveries in this table. Because changes in these line items have an effect on our Consolidated Income Statement, we have increased gross provisions for non-performing assets by the amount of charge-offs of loans not previously provided for and decreased it by the amount of recoveries of loans previously provided for to produce a line item called net provisions for loan-losses in this table. This has also allowed the figures for net provisions for loan-losses in this table to match the corresponding figures in our Consolidated Income Statement.

(4)	The shift in “Other Movements” from proforma 1998 to 1999, to 2000 and to 2001 and from June 30,2001 to June 30, 2002 principally reflects foreign exchange differences.

The table below shows a breakdown of charge-offs, recoveries and net provisions by type of borrower for the years indicated and the six months ended June 30, 2001 and 2002.

	Year ended December 31,						Six months ended June 30,
	1997	1998	1998 proforma	1999	2000	2001	2001	2002
	(in thousands of euros)
Loans charged off against income-
Borrowers in Spain:
Commercial, financial, agricultural, industrial	(16,323)	(15,019)	(15,019)	(43,712)	(6,815)	(1,655)	(144)	(503)
Real estate-construction	(1,292)	(787)	(787)	(156)	(6)	(6)	0	(1)
Real estate-mortgage	(529)	(2,518)	(2,518)	(1,436)	(337)	(347)	(72)	(278)
Installment loans to individuals	(10,175)	(11,515)	(12,110)	(10,115)	(6,497)	(222)	(4,123)	(4,162)
Lease finance	(1,575)	(950)	(1,701)	(1,064)	(1,472)	(3,409)	(222)	(1,459)
Other	(120)	(55)	(55)	(21,084)	(18)	(7,619)	0	0

Total Borrowers in Spain	(30,014)	(30,844)	(32,190)	(77,567)	(15,145)	(13,258)	(4,561)	(6,403)
Borrowers outside Spain	(12,958)	(9,135)	(9,292)	(19,774)	(39,547)	(40,040)	(18,770)	(56,148)

Total	(42,972)	(39,979)	(41,482)	(97,341)	(54,692)	(53,298)	(23,331)	(62,551)

Recoveries of loans previously charged off-
Domestic:
Commercial, financial, agricultural, industrial	30,453	29,564	68,479	118,760	69,501	23,662	31,217	29,473
Real estate-construction	6,984	3,071	18,121	15,308	9,941	2,163	90	153
Real estate-mortgage	3,185	6,154	16,780	46,572	27,184	36,695	20,993	14,263
Installment loans to individuals	11,678	21,438	48,111	46,164	61,970	33,387	18,409	18,348
Lease finance	3,312	3,756	7,362	7,242	4,243	3,884	1,226	2,959
Other	1,731	932	37,251	3,450	18,439	52,054	6,130	4,753

Total Borrowers in Spain	57,343	64,915	196,104	237,496	191,278	151,845	78,065	69,949
Borrowers outside Spain	54,271	77,260	85,915	132,229	186,777	341,760	192,546	143,309

Total	111,614	142,175	282,019	369,725	378,055	493,605	270,611	213,258

Provisions for loan-losses-
Domestic:
Commercial, financial, agricultural, industrial	56,291	55,942	62,313	135,799	96,385	99,362	52,066	139,973
Real estate-construction	1,166	(1,905)	1,376	6,208	8,600	(481)	427	664
Real estate-mortgage	2,566	52,456	57,397	37,233	39,060	4,455	4,153	(7,758)
Installment loans to individuals	25,447	27,953	29,991	39,817	73,702	113,771	28,776	21,224
Lease finance	2,458	5,439	5,613	13,385	12,104	28,367	8,408	6,293
Other(1)	7,724	908	80,950	35,333	(47,630)	254,508	221,106	(98,196)

Total Borrowers in Spain	95,652	140,793	237,640	267,775	182,221	499,982	314,936	62,200
Borrowers outside Spain	379,737	307,219	425,631	720,295	866,124	1,086,035	520,116	920,490

Total	475,389	448,012	663,271	988,070	1,048,345	1,586,017	835,052	982,690

(1)	This line includes that analytical effect of the new (July 2002) statistical coverage allowance.

Non-Performing Assets

We classify our assets as non-performing according to the regulations of the Bank of Spain described under “Item 4. Information of the Company —Selected Statistical Information —Classified Assets—Bank of Spain Classification Requirements—Non Performing Assets” in the 2001 Form 20-F and not in the manner prescribed by the SEC. Our principal categories of non-performing assets are non-performing loans, country risk loans and foreclosed assets. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. But we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

As discussed under “Item 4. Information of the Company—Selected Statistical Information—Classified Assets—Bank of Spain Non-Accrual of Interest Requirements” in the 2001 Form 20-F, we stop accruing interest on the entire principal balance of any outstanding loan as soon as any portion of such loan becomes classified as non-performing. We also stop accruing interest on certain other interest-bearing assets as described below and in the 2001 Form 20-F under “Item 4. Information of the Company—Selected Statistical Information—Classified Assets—Bank of Spain Non-Accrual of Interest Requirements”.

The following table shows our non-performing assets.

	At December 31,						At June 30,
	1997	1998	1998 (proforma)	1999	2000	2001	2001	2002
	(in thousands of euros, except percentages)
Non-Performing assets:
Past due and other non-performing assets:(1)(2)(3)
Domestic	748,525	544,848	1,064,465	916,970	868,787	1,011,023	877,303	1,149,994
International	965,604	1,195,407	1,451,396	2,080,812	3,658,667	2,884,491	3,596,607	2,578,876

Total	1,714,129	1,740,255	2,515,861	2,997,782	4,527,454	3,895,514	4,473,910	3,728,870

Non-performing assets as a percentage of total loans	2.17%	2.04%	2.16%	2.29%	2.59%	2.17%	2.46%	2.17%

(1)
The figures in this table do not reflect the entire principal amount of loans having payments 90 days or more past due unless the entire principal amount of the loan is classified as non-performing under Bank of Spain regulations as described under “Bank of Spain Classification Requirements” in the 2001 Form 20-F. We estimate that the entire principal amount of such loans would have been €2,022.4 million, €1,917.8 million, €2,808.5 million, €3,519.5 million, €5,228.2 million, €4,150.6 million, €4,763.0 million and €3,920.2 million at December 31, 1997, 1998, 1998 (proforma), 1999, 2000 and 2001 and June 30, 2001 and 2002.

(2)
We estimate that at December 31, 1997, 1998, 1998 (proforma), 1999, 2000 and 2001, and June 30, 2001 and 2002 (i) the total amount of our non-performing past-due assets was €1,404.6 million, €1,465.3 million, €2,121.6 million, €1,804.8 million, €3,110.8 million, €2,737.3 million, €2,863.5 million and €1,844.7 million, respectively, and (ii) the total amount of our other non-performing assets was €309.5 million, €275.3 million, €394.3 million, €1,193.0 million, €1,416.6 million, €1,158.2 million, €1,610.4 million and €1,884.2 million, respectively.

(3)
In addition, our former non-consolidated subsidiary, S.C.I. Gestión, had total non-performing assets of €979.7 million at December 31, 1997. We liquidated S.C.I. Gestión in August 1998, and Banesto assumed all of its assets and liabilities.

We do not believe that there is a material amount of assets not included in the foregoing table and the table under “Country Risk Outstanding” below where known information about possible credit risk at June 30, 2002 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Non-performing Assets

The following table shows the quarterly movement in our non-performing assets (excluding country-risk, see “-Country Risk Outstanding”) from June 30, 2001 until June 30, 2002.

	Year ended December 31,		Quarter ended
	dec-99	dec-00	mar-01	jun-01	sep-01	dec-01	mar-02	jun-02
	(in thousands of euros)
Opening balance	2,515,861	2,997,782	4,527,454	4,579,291	4,473,910	4,215,510	3,895,514	4,000,971
Net additions	1,760,995	3,100,832	510,271	473,568	12,723	442,304	509,413	214,244
Writeoffs	(1,279,074)	(1,571,160)	(458,434)	(578,949)	(271,123)	(762,300)	(403,956)	(486,345)
Closing balance	2,997,782	4,527,454	4,579,291	4,473,910	4,215,510	3,895,514	4,000,971	3,728,870

Country Risk Outstanding

The following table sets forth our country-risk outstanding (including liquid investment portfolios).

	Year ended December 31,			Six months ended June 30,
	1999	2,000	2,001	2,001	2,002
Country Risk (in millions of euros)
Risk (gross)	1,794.1	1,592.1	1,216.3	1,768.4	523.0
Provisions	485.4	363.7	323.2	417.4	313.2
Risk (net)	1,308.7	1,228.4	893.1	1,351.0	209.8

Other Non-Accruing Assets

As described under “Item 4. Information of the Company—B. Business Overview—Bank of Spain Classification Requirements—Non-Performing Assets” and “Country Risk Outstandings” in our 2001 Form 20-F, we do not classify our loans to borrowers in countries with transitory difficulties (category 3) and doubtful countries (category 4) as non-performing. However, as described under “Item 4. Information of the Company—B. Business Overview—Bank of Spain Provisions for Non-Performing Assets and Country Risk Requirements—Provisions for Country Risk” and “Bank of Spain Non-Accrual of Interest Requirements” in our 2001 Form 20-F, the Bank of Spain requires us to account for such loans on a cash basis (non-accruing) and to set aside certain allowances for such loans. We treat category 5 (very doubtful) country-risk outstandings as both non-accruing and non-performing. Total other non-accruing assets at December 31, 1997, 1998, 1998 (proforma), 1999, 2000 and 2001, and June 30, 2001 and June 30, 2002 were € 1,025.9 million, € 858.9 million, € 1,085.4 million, € 1,331.8 million, €1,313.7 million, € 1,197.1 million, €1,668.5 million and €513.9 million, respectively.

Foreclosed Assets

The table below sets forth movements in our foreclosed assets for the periods shown.

	Year ended December 31,		quarterly movements				Total Year	Six months ended June 30,
	dec-99	dec-00	mar-01	jun-01	sep-01	dec-01	dec-01	2001	2002
	(in thousands of euros)
Opening balance	1,260,521	978,514	1,127,866	1,075,054	1,087,495	1,007,819	1,127,866	1,127,866	998,876
Foreclosures	315,099	638,720	74,580	100,297	76,521	86,972	338,370	197,054	111,402
Sales	(597,106)	(489,368)	(127,392)	(87,856)	(156,197)	(95,915)	(467,360)	(237,424)	(287,876)
Gross foreclosed assets	978,514	1,127,866	1,075,054	1,087,495	1,007,819	998,876	998,876	1,087,496	822,402
Allowances established	404,499	623,881	612,654	617,348	587,814	563,455	563,455	617,348	485,746
Allowance as percentage of foreclosed assets	41,34%	55,32%	56,99%	56,77%	58,33%	56,41%	56,41%	56,77%	59,06%
Closing balance (net)	574,015	503,985	462,400	470,147	420,005	435,421	435,421	470,148	336,656

ITEM 2

SELECTED CONSOLIDATED FINANCIAL INFORMATION

We have selected the financial information below from our consolidated financial statements and our unaudited interim consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements included in our 2001 annual report on Form 20-F and the unaudited interim consolidated financial statements included in this report. Our unaudited interim consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2001 and 2002. You should recognize that our results for the six months ended June 30, 2002 are not necessarily indicative of what our results will be for the full year or any other period.

We prepared our consolidated financial statements and our unaudited interim consolidated financial statements according to Spanish GAAP. Spanish GAAP differs in certain significant respects from U.S. GAAP. Our financial information set forth below has been presented in Spanish format.

The consolidated financial information for the years ended December 31,1997, 1998 and 1999 reflects adjustments to the amortization of goodwill figures shown in our Spanish statutory financial statements. See “Presentation of Financial and Other Information—“Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill” in our 2001 Form 20-F and in this report.

	Year Ended December 31,										Six months ended June 30,
	1997		1998		1998 (pro forma)		1999		2000	2001	2001	2002
	(in thousands of euros, except percentages and per share data)
Consolidated Income Statement Data
Interest and similar income and dividends on certain equity securities(1)	10,782,975		13,576,545		18,320,087		19,703,455		29,290,547	28,241,493	15,569,602	11,902,247
Dividends from equity-accounting holdings(2)	101,210		67,854		152,939		240,267		293,372	423,671	296,648	243,224
Interest and similar expenses	(7,688,586)		(9,351,015)		(12,282,902)		(13,273,785)		(21,294,358)	(18,408,400)	(10,713,732)	(7,109,710)
Net interest income	3,195,599		4,293,384		6,190,124		6,669,937		8,289,561	10,256,764	5,152,518	5,035,761
Net fees and commissions	1,441,984		2,031,241		2,751,019		3,077,134		4,012,994	4,621,735	2,341,801	2,249,207
Earnings from financial operations	560,672		306,859		378,818		379,623		702,102	685,142	446,913	253,285
Ordinary income	5,198,255		6,631,484		9,319,961		10,126,694		13,004,657	15,563,641	7,941,232	7,538,253
Net other operating income(3)	(24,641)		20,362		21,233		(68,750)		(119,583)	(230,885)	(112,017)	(133,015)
Operating expenses:
a) Personnel	(2,102,340)		(2,603,116)		(3,725,307)		(3,775,798)		(4,450,957)	(5,258,297)	(2,684,853)	(2,392,605)
b) General & administrative	(1,176,505)		(1,578,132)		(2,063,106)		(2,067,385)		(2,845,408)	(3,142,686)	(1,603,074)	(1,420,866)
Total	(3,278,845)		(4,181,248)		(5,788,413)		(5,843,183)		(7,296,365)	(8,400,983)	(4,287,927)	(3,813,471)
Depreciation and amortization	(368,282)		(447,291)		(603,398)		(735,783)		(900,148)	(987,319)	(479,367)	(460,596)
Operating income	1,526,487		2,023,307		2,949,383		3,478,978		4,688,561	5,944,454	3,061,921	3,131,171
Income from equity-accounted holdings	256,782		199,379		389,767		563,112		1,047,643	945,549	506,155	378,872
Less: dividends from equity-accounted holdings	(101,210)		(67,854)		(152,939)		(240,267)		(293,372)	(423,671)	(296,648)	(243,224)
Amortization of goodwill	(595,471	)(4)	(426,550	)(4)	(520,368	)(4)	(1,262,696	)(4)	(598,548)	(1,872,952)	(1,303,114)	(377,710)
Net earnings from Group transactions	1,786,737	(5)	213,173		390,279		704,506		384,846	1,169,449	333,015	191,412
Net provisions for non performing assets(6)	(475,389)		(448,012)		(663,271)		(988,070)		(1,048,345)	(1,586,017)	(835,052)	(982,690)
Writedowns of investment securities	(2,644)		(6,581)		(6,581)		(3,955)		(613)	(751)	1,334	(2,110)
Extraordinary results(7)	(292,002)		(147,260)		(419,236)		(150,716)		(406,176)	61,244	907,709	(171,259)
Income before taxes	2,103,290	(4)	1,339,602	(4)	1,967,034	(4)	2,100,892	(4)	3,773,996	4,237,305	2,375,320	1,924,462
Provision for income tax(8)	(312,785)		(339,019)		(439,207)		(543,556)		(714,868)	(910,396)	(509,676)	(433,930)
Net income	1,790,505	(4)	1,000,583	(4)	1,527,827	(4)	1,557,336	(4)	3,059,128	3,326,909	1,865,644	1,490,532
Minority interests	323,952		333,147		465,033		596,919		800,987	840,606	483,779	293,972
Net attributable income	1,466,553	(4)	667,436	(4)	1,062,794	(4)	960,417	(4)	2,258,141	2,486,303	1,381,865	1,196,560
Spanish Statutory Financial Information:
Adjustment for accelerated amortization of Goodwill	(801,672	)(4)	186,981	(4)	186,981	(4)	614,691	(4)	—	—	—	—
Net attributable Income	664,881		854,417		1,249,775		1,575,108		—	—	—	—
Per Share Information:(9)
Average number of shares(thousands)(10)	1,916,584		2,190,418		3,440,224		3,667,793		4,205,787	4,564,546	4,561,120	4,687,677
Per average Share:(9)
Net Income	0.77		0.30		0.31		0.30		0.54	0.54	0.30	0.26
Dividends	0.18		0.20		0.14		0.24		0.30	0.29	0.08	0.08

	Year Ended December 31,						Six months ended June 30,
	1997	1998	1998 (pro forma)	1999	2000	2001	2001	2002
	(in thousands of euros, except percentages and per share data)
Consolidated Balance Sheet Data:
Total assets	156,792,302	155,667,196	236,419,400	256,438,452	348,927,965	358,137,513	365,729,004	338,446,946
Government debt securities	22,047,510	20,758,255	31,483,496	29,717,584	22,754,931	24,694,890	24,769,241	23,500,339
Due from credit entities	31,588,445	26,200,077	37,088,931	30,226,281	36,764,090	42,989,290	42,751,421	38,576,191
Loans and leases, net allowance	65,488,112	71,441,540	112,383,163	127,472,077	169,384,197	173,822,046	175,596,505	166,869,073
Investment Securities	22,560,462	19,231,636	26,323,490	36,037,660	61,886,259	58,001,462	63,606,319	53,537,226

Liabilities:
Due to credit entities	41,350,318	42,951,631	69,457,028	63,252,215	68,010,963	53,929,789	62,234,401	53,521,911
Customer deposits	84,223,661	75,455,290	114,042,250	121,573,144	169,554,476	181,527,292	182,264,961	167,387,178
Marketable debt securities	8,558,130	10,376,125	11,936,677	24,084,761	34,165,910	41,609,096	39,488,521	35,815,216

Capitalization
Guaranteed Subordinated debt	2,005,842	2,339,355	3,408,436	4,968,808	7,069,038	9,188,555	8,915,816	9,608,232
Secured Subordinated debt	630,930	593,103	593,103	682,311	743,686	785,204	816,036	693,734
Other Subordinated debt	1,236,943	1,345,312	2,310,543	2,447,549	2,917,217	3,022,232	3,074,730	2,925,009
Minority interest	4,237,099	4,179,402	5,462,238	6,937,008	9,132,710	8,273,936	8,364,688	6,392,207
Stockholders’ equity(11)	4,705,576	5,612,347	9,392,499	8,026,244	17,797,902	19,128,422	19,599,060	19,172,520
Total capitalization	12,816,390	14,069,519	21,166,819	23,061,920	37,660,553	40,398,349	40,770,330	38,791,702
Stockholders’ Equity per Share(11)	2.46	2.56	2.73	2.19	4.23	4.19	4.30	4.09

Other managed funds
Mutual funds	31,082,483	39,398,501	54,773,064	59,840,347	65,011,930	68,535,047	68,639,627	68,124,941
Pension funds	5,116,518	7,900,394	9,428,756	13,071,611	16,397,317	18,841,893	20,592,514	16,605,143
Managed portfolio	2,968,435	2,900,947	5,302,838	5,563,731	7,238,915	7,869,579	8,078,883	7,787,307
Total other managed funds	39,167,436	50,199,842	69,504,658	78,475,689	88,648,162	95,246,519	97,311,024	92,517,391

Consolidated Ratios(12)
Profitability Ratios:
Net Yield(13)	2.48%	2.85%	2.84%	2.97%	2.97%	3.32%	3.31%	3.25%
Cost to Income(14)	63.08%	63.05%	62.11%	57.70%	56.11%	53.98%	54.00%	50.59%
Return on average total assets	1.30%	0.62%	0.65%	0.63%	0.99%	0.94%	1.05%	0.84%
Return on average stockholders’ equity	33.88%	12.97%	12.50%	10.89%	20.86%	17.56%	19.33%	12.81%
Capital Ratio:
Average stockholders’ equity to average total assets	3.14%	3.60%	3.61%	3.56%	3.49%	4.01%	4.02%	5.26%

Ratio of earnings to fixed charges(15)
Excluding interest on deposits	1.62	1.36	1.36	1.35	1.39	1.41	1.43	1.62
Including interest on deposits	1.28	1.15	1.14	1.10	1.11	1.16	1.16	1.22
Ratio of earnings to combined fixed charges and preferred stock dividends(15)(16)
Excluding interest on deposits	1.51	1.26	1.24	1.23	1.29	1.32	1.34	1.49
Including interest on deposits	1.24	1.11	1.10	1.07	1.08	1.13	1.13	1.18

Spanish Statutory Financial Ratios:(4)
Profitability Ratios:
Return on average total assets	0.72%	0.74%	0.73%	0.88%	—	—	—	—
Return on average stockholders’ equity	18.62%	19.25%	16.04%	18.51%	—	—	—	—
Capital Ratio:
Average stockholders’ equity to average total assets	2.96%	3.17%	3.32%	3.44%	—	—	—	—

Credit Quality Data
Allowances for non-performing assets	2,140,138	2,164,846	3,022,304	3,622,631	5,570,366	5,583,018	6,133,310	5,317,611
Allowances for non-performing assets as a percentage of total loans	2.71%	3.02%	2.62%	2.76%	3.18%	3.11%	3.37%	3.09%
Non-performing assets(17)	1,714,129	1,740,255	2,515,861	2,997,782	4,527,454	3,895,514	4,473,910	3,728,870
Non-performing assets as a percentage of total loans	2.17%	2.04%	2.16%	2.29%	2.59%	2.17%	2.46%	2.17%
Allowances for non-performing assets as a percentage of non-performing assets	124.85%	124.40%	120.13%	120.84%	123.04%	143.32%	137.09%	142.61%
Net loan charge-offs as a percentage of total loans	0.86%	1.01%	1.00%	0.72%	1.12%	0.88%	0.42%	0.41%

(1)
Includes dividends on equity securities (other than dividends on equity-accounted holdings) of €68.9 million, €85.4 million, €101.1 million, €91.4 million, €130.8 million, €124.7 million, €72.5 million and €79.8 million for the years ended December 31, 1997, 1998, 1998 (pro forma), 1999, 2000 and 2001 and the six months ended on June 30, 2001 and 2002.

(2)	Equals the sum of “Income from Equity Securities: Holdings in non-Group companies” and “Income from Equity Securities: Holdings in Group Companies” as stated in our consolidated financial statements.

(3)	Equals the sum of “Other Operating Revenues” and “Other Administrative Expenses” as stated in our consolidated financial statements.

(4)	See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

(5)	This figure includes a gain of €1,396.2 million on sale of the shares of First Union.

(6)	This figure consists of gross provisions for non-performing assets, plus charge-offs of loans not previously provided for, less recoveries of loans previously provided for.

(7)	Equals the sum of “Extraordinary Income” and “Extraordinary Loss” as shown in our consolidated financial statements.

(8)	Equals the sum of “Corporate Income Tax” and “Other Taxes” as stated in our consolidated financial statements.

(9)
All per share amounts reflect the three-for-one stock and ADS split made on June 9, 1997, the two-for-one stock and ADS split on June 29, 1998, the one-for-fifty stock dividend made on September 15, 1998, and the two-for-one stock and ADS split on June 11, 1999. Banco Central Hispanoamericano shares outstanding in each period have been converted into Banco Santander Central Hispano shares at an exchange ratio of three Banco Santander Central Hispano shares for every five Banco Central Hispanoamericano shares outstanding.

(10)
Average number of shares and per share data have been calculated on the basis of the weighted average number of shares outstanding in the relevant year, including those held by certain of our consolidated subsidiaries and have been restated to reflect the three-for-one stock and ADS split made on June 9, 1997, the two-for-one stock and ADS split on June 29, 1998, and the two-for-one stock and ADS split on June 11, 1999.

(11)	At the end of each year. We have deducted the book value of shares held by our consolidated subsidiaries from stockholders’ equity.

(12)
Monthly averages. See “Presentation of Financial and Other Information—Differences Between Consolidated Financial Statements and Spanish Statutory Financial Statements—Accelerated Amortization of Goodwill.”

(13)
Net yield is the total of net interest income (including dividends on equity securities), divided by average earning assets. See “Item 1. Selected Statistical Information—Earnings Assets—Yield Spread”.

(14)	Cost to income ratio equals total operating expenses divided by ordinary income.

(15)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items (US GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(16)
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items (U.S.GAAP definition of extraordinary items), plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

(17)
Non-performing assets reflect Bank of Spain classifications. Such classifications differ from the classifications applied by U.S. banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets” in our 2001 Form 20-F. The amount of non-performing assets reflected in this table consists, in the case of certain non-performing assets, of the aggregate amount of past due payment of principal and interest on such loans, and not the entire unpaid principal amount of such loans unless and until such principal amount is classified as non-performing. See “Item 4. Information on the Company— B. Business Overview—Selected Statistical Information—Classified Assets—Bank of Spain Classification Requirement,” and “Assets—Bank of Spain Classification Requirement—Non-performing Assets” in our 2001 Form 20-F. We estimate that had such entire unpaid principal amount been included, the amount of non-performing assets would have been €2,022.4 million, €1,917.8 million, €2,808.5 million, €3,519.5 million, €5,228.2 million, €4,150.6 million, €4,763.0 million and €3,920.2 million at December 31, 1997, 1998, 1998 (pro forma), 1999, 2000 and 2001 and June 30, 2001 and 2002, respectively.

(18)
For purposes of calculating these ratios, we have annualized net income for the six months ended June 30, 2000 and 2001 by doubling the first half numbers. Net income for the first half of any year is not necessarily indicative of the results for the full year.

The following table shows income, stockholder’s equity, total assets and certain ratios on a U.S. GAAP basis.

	Year Ended December 31,					Six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
	(in thousands of euros, except percentages and per share data)
US GAAP
Net income(1)	2,115,232	417,896	421,470	2,009,485	2,176,711	954,868	1,216,648
Stockholders’ equity(2)	6,079,953	9,838,682	18,251,421	30,929,034	29,944,012	29,169,565	26,895,390
Total assets(2)	157,062,806	163,613,381	273,524,948	361,871,582	367,264,418	375,442,002	338,743,810
Net Income per share(3)	1.10	0.19	0.13	0.48	0.48	0.21	0.26
Stockholders’ equity per share(2)(3)	6.35	4.50	4.98	7.35	6.56	5.74	5.74
Ratio of earnings to fixed charges:(4)
Excluding interest on deposits	1.81	1.27	1.18	1.38	1.26	1.25	1.66
Including interest on deposits	1.37	1.11	1.05	1.10	1.10	1.09	1.23
Ratio of earnings to combined fixed charges and preferred stock dividends:(5)
Excluding interest on deposits	1.68	1.17	1.08	1.28	1.18	1.17	1.52
Including interest on deposits	1.33	1.07	1.02	1.08	1.07	1.07	1.19

(1)
For information concerning significant differences between Spanish GAAP and U.S. GAAP and a discussion of the principal U.S. GAAP adjustments to net income for the years ended December 31, 1997, 1998, 1999, 2000 and 2001, see note 27 to our consolidated financial statements in the 2001 Form 20-F.

For information on the principal U.S. GAAP adjustements to net income for the first six months ended June 30, 2001 and 2002, see Note 9 to our Unaudited Interim Consolidated Financial Statements.

(2)	As of the end of each period. The book value of our shares held by our consolidated subsidiaries has been deducted from stockholder’s equity. See note 1 to our consolidated financial statements.

(3)
Per share data have been calculated on the basis of the weighted average number of our shares outstanding in the relevant year, including those held by certain of our consolidated subsidiaries and have been restated to reflect the three-for-one stock and ADS split made on June 9, 1997, the two-for-one stock and ADS split made on June 29, 1998, and the two-for-one stock and ADS split made on June 11, 1999.

(4)
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before taxation, minority interests and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, and the proportion of rental expense deemed representative of the interest factor.

(5)
For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxation, minority interest and extraordinary items, plus fixed charges and after deduction of the unremitted pre-tax income of associated companies. Fixed charges consist of total interest expense, including or excluding interest on deposits as appropriate, preferred stock dividend requirements (corresponding to minority interest participation and, accordingly, not eliminated in consolidation), and the proportion of rental expense deemed representative of the interest factor. Preferred stock dividends for any year represent the amount of pre-tax earnings required to pay dividends on preferred stock outstanding during such year.

ITEM 3

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating results.

We have based the following discussion on our unaudited interim consolidated financial statements. You should read it along with these financial statements, and it is qualified in its entirety by reference to them. We prepare our financial statements according to Spanish GAAP. We have identified the significant differences between Spanish GAAP and U.S. GAAP in note 27 to our consolidated financial statements included in our 2001 annual report on Form 20-F. Note 27 also includes reconciliation to U.S. GAAP of net income and stockholders’ equity as reported in the consolidated financial statements. Note 9 to the unaudited interim consolidated financial statements includes a reconciliation to U.S. GAAP of net income and stockholders’ equity as reported in the unaudited interim consolidated financial statements.

General

We believe that the following three factors had a significant impact on our results of operations and financial condition during the first six months of 2002.

First, the contribution of our units in Argentina, hit by the delicate financial situation and the slide in the peso, was much lower than in the first half of 2001 in all items. Their financial statements continued to be provisional while awaiting definitive local regulations. At the end of the first half of 2002, allowances we have made cover all investments (including goodwill), all intragroup cross-border risks (both requiring and not requiring provisions) and the new regulatory needs for country-risk allocation with third parties as a result of Argentina´s reclassification.

The results generated by applying local regulations were neutralized by the special reserve established for Argentina, and no other adjustments for homogenization or accounting classification arising from Spanish regulations were made. In order to make comparisons with 2001 easier, this report specifies the effect Argentina has had on our financial statements and provides additional details and comments on the growth of the different income statement items absent the effects of Argentina. Our future presence in the country continues to depend on whether there is a viable and profitable financial system.

Second, the impact of the euro´s rapid rise against the dollar has magnified the effect of the depreciation of Latin American currencies against the US currency and, consequently, against the euro. The Argentine peso declined 78% against the euro over the year ended June 30, 2002. Also noteworthy for their decline against the euro over the same period are the 30% fall in the Brazilian real, the 22% slide in the Mexican peso, the 23% depreciation of the Chilean peso and the 55% fall in the Venezuelan Bolivar. These depreciations reduced the growth of our lending and funds balances in euros excluding Argentina by 9.0 percentage points on average (including Argentina and its currency, the reduction was 12.4 points). With regard to revenue growth in euros, the depreciation of the currencies at average exchange rates reduced the increase of our basic revenue excluding Argentina by 4.2 points (8.8 points including the impact of the Argentine peso) over the year ended June 30, 2002.

Third, we have been active in management of our investments and divestments in attemping to maximize the return of our capital. Taking advantage of the opportunities created by the market, the following divestments took place:

•	The sales of 1.0%, 1.5% and 0.6% of the capital stocks of Commerzbank, Société Générale and MetLife, respectively, with total capital gains of €167.8 million.
•	The sale of 23.5% of the capital stock of the Dragados Group for €900 million, generating a capital gain of €521.0 million.
•	The sale of 24.5% of Vallehermoso for €569 million, with a capital gain of €301 million.
•
The transfer of 100% of Patagon América and its commitments to its former owners, after acquiring from them their stakes and other minority interests in Patagon Euro, the holding company for activities in Spain, Germany and Latin America. These operations represented a total charge of €700 million against our income statement, including €616 million of goodwill pending amortization.

In addition, strategic investments were made and completed during the period, some of them relating to operations and options begun in previous years:

•	We acquired 100% of the capital stock of the German company AKB Holding through the issuance of 109,040,444 new shares amounting to €1,100 million.

•
In Chile, we acquired 35.45% of Banco Santiago for €760 million pursuant to our agreements with the Bank of Chile (as the second largest shareholder of Banco Santiago). The transaction enabled a greater participation in profits, as well as the merger of our two subsidiary banks in Chile, which was approved by the shareholder meetings of Banco Santander Chile and Banco Santiago on July 18, 2002. Following this approval, Banco Santiago absorbed Banco Santander Chile on July 30, 2002. We control 83.9% of the merged bank, named Banco Santander Chile.

Results of Operations

Summary

Net attributable income as reported in our unaudited interim consolidated financial statements for the six months ended June 30, 2002 was €1,196.6 million, a decrease of 13.4% from €1,381.9 million for the same period in 2001. The decrease in net attributable income in the first half of 2001 reflected mainly decreases in net interest revenue, net fees and commissions, gains on financial transactions, earnings from Group transactions, net provisions for loan-losses and increased net extraordinary results, all of which were partially offset by decreases in general and administrative expenses and goodwill amortization.

Excluding Argentina (because of its zero contribution in 2002), net attributable income for the six months ended June 30, 2002 was 4.2% lower than in the first half of 2001.

Net Interest Revenue

Net interest revenue was €5,035.8 million for the six months ended June 30, 2002, a 2.3% or €116.8 million decrease from €5,152.5 million for the same period in 2001. Excluding dividends from equity-accounted holdings, net interest revenue was €4,792.5 million in 2002, a 1.3% or €63.4 million decrease from €4,855.9 million for the same period in 2001.

Excluding Argentina, net interest revenue grew 2.5% and eliminating the impact of exchange rate variations the increase was 7.1%. This growth was largely due to larger volumes combined with defense of customer spreads on our retail banking activity in Europe.

The €116.8 million (including dividends on equity-accounting holdings) decrease in net interest revenue in the first six months of 2002 reflected a €188.9 million decrease due to changes in rates partially offset by a €72.1 million increase due to changes in volumes. Domestic net interest revenue decreased by €52.4 million reflecting a €161.6 million decrease due to changes in rates partially offset by a €109.3 increase due to changes in volumes. International net interest revenue decreased by €64.4 million reflecting a €27.2 million decrease due to changes in rates and a €37.1 decrease due to changes in volumes.

Average total earning total assets were €309,596.4 million for the six months ended June 30, 2002, a 0.6% or €1,796.5 million decrease from €311,392.9 million for the same period in 2001. This decrease was mainly due to a decrease of €5,098.2 million in the average balances of our international total earning assets (mainly because of the negative impact of exchange rates in almost all Latin America countries), partially offset by an increase of €3,301.7 million in the average balance of our domestic total earning assets (mainly due to an increase of €4,318.0 million in the average balance of our domestic loan and leases portfolio). Our loan and leases balance grew in Spain because of increased secured loans (mainly mortgage lending). Average international loan and leases portfolio decreased by €2,115.2 million mainly because of the negative impact of exchange rates in almost all Latin America countries.

Domestic net yield decreased from 3.09% to 2.93% for the six months ended June 30, 2002 while international net yield increased from 3.46% to 3.49% in the same period. Overall, our total net yield decreased from 3.31% to 3.25% in the first six months ended June 30, 2002.

Domestic yield spread increased from 2.57% to 2.68% for the first six months ended June 30, 2002 primarily because the decrease in the average rate of domestic total earning assets (from 6.15% to 5.32%) was lower than the decrease in the average rate of domestic interest-bearing liabilities (from 3.58% to 2.64%) resulting from the natural time lag between the manifestation of the declining interest rates on the liability side compared to the asset side. International yield spread decreased from 4.12% to 3.91% for the six months ended June 30, 2002 primarily because the decrease in the average rate of international total earning assets (from 13.04% to 9.72%) was greater than the decrease in the average rate of international interest-bearing liabilities (from 8.92% to 5.81%). Overall, our total yield spread increased from 3.15% to 3.22% in the first six months ended June 30, 2002.

The changes in net yield ratio and the changes in the yield spread are opposite. This contradictory behavior comes from the fact that changes in the average volume of the interest bearing liabilities were bigger (and in the same direction) than those of the earning assets. In fact, we expanded our volumes (assets and liabilities) where yield spread increased (domestic business) and decreased our volumes where yield spread reduced (international business). This change lead to an increase in net interest income that was completely offset by the negative effect of exchange rates in almost all Latin America countries.

Net Fees and Commissions

Net fees and commissions were €2,249.2 million for the six months ended June 30, 2002, a 4.0% or €92.6 million decrease from €2,341.8 million for the same period in 2001. Excluding Argentina, net fees and commissions were 5.6% higher than in the first half of 2001.

Net fees and commissions for the six months ended June 30, 2002 and 2001 were as follows:

	2002	2001	Amount Change	% Change
	(in millions of euros, except percentages)
Mutual and pension funds	625.1	595.4	29.7	5.0
Credit and debit cards	226.6	262.0	(35.4)	(13.5)
Securities services	322.8	310.7	12.1	3.9
Contingent liabilities	101.0	105.1	(4.1)	(3.9)
Bill discounting	256.5	224.2	32.3	14.4
Account management	231.7	200.1	31.6	15.8
Insurance	117.3	79.7	37.6	47.1
Other operations	279.2	267.7	11.5	4.3

Total excluding Argentina	2,160.2	2,044.9	115.3	5.6

Argentina	89.0	296.9	(207.9)	(70.0)

Total	2,249.2	2,341.8	(92.6)	(4.0)

The €115.3 million increase during the period, excluding Argentina, was primarily the result of a €37.6 million (47.1%) increase in fees from insurance products (primarily due to the effect of last year’s reorganization of our insurance business), a €32.3 million (14.4%) increase in bill discounting fees, a €31.6 million (15.8%) increase in account management fees and a €29.7million (5.0%) increase in mutual and pension fund management fees, partially offset by a €35.4 million (-13.5%) decrease in fees from credit and debit cards services. Approximately a third of the €115.3 million increase, mainly in bill discounting fees, is due to the incorporation of AKB.

The €207.9 million decrease in Argentina is mainly due to the negative impact of exchange rates.

Fees and commissions continued to show the positive change of trend seen the beginning of the year 2002, confirming the success of the measures adopted to boost commissions.

Gains (losses) on financial transactions

Gains on financial transactions were €253.3 million for the six months ended June 30, 2002, a 43.3% or €193.6 million decrease from €446.9 million for the same period in 2001. This decrease was largely due to the volatily of the markets and the recent rises in interest rates in the main Latin American markets, which reduced the valuation of the different portfolios and dented traiding gains principally in Brazil (which showed losses of €159.1 million compared to earnings of €65.2 million in same period of 2001). Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including foreign exchange transactions, and sales of investment securities and liquidation of our corresponding hedge or other derivative positions.

Net Other Operating Income

Other operating results generated a loss of €133.0 million for the six months ended June 30, 2002, a 18.8% or €21.0 million increase from a loss of €112.0 million for the same period in 2001. Net other operating income consists mainly of income generated by our consolidated financial and non-financial subsidiaries and contributions we make to the Spanish Deposit Guarantee Fund and similar deposit guarantee programs abroad.

The €21.0 million increase is due to increased net operating losses in our consolidated financial subsidiaries, principally in Latin America.

Operating Expenses

Operating expenses were €3,813.5 million for the six months ended June 30, 2002, a 11.1% or €474.5 million decrease from €4,287.9 million for the same period in 2001. Even excluding the impact of Argentina (whose costs were reduced because of the devaluation), the decline in operating expenses over the first half of 2001 was still significant at 7.0% in personnel expenses and 8.0% in general expenses. All items were lower, but particularly publicity (-16%), technical reports (-15%), travel and allowances (-13%) and printed and office material (-12%). These reductions took place both in Spain as well as in the rest of Europe and Latin America.

Operating expenses for the six months ended June 30, 2002 and 2001 were as follows:

	2002	2001	Amount Change	% Change
	(in millions of euros, except percentages)
Personnel expenses	2,333.9	2,510.7	(176.8)	(7.0)
General expenses	1,366.3	1,484.7	(118.5)	(8.0)
Information technology	248.7	273.4	(24.7)	(9.0)
Communications	156.2	160.6	(4.4)	(2.8)
Advertising	139.4	166.6	(27.2)	(16.3)
Building and premises	247.0	269.7	(22.7)	(8.4)
Printed and office material	45.7	51.7	(6.0)	(11.6)
Taxes (other than income tax )	91.3	91.8	(0.5)	(0.5)
Other expenses	438.0	471.0	(33.0)	(7.09)

Total excluding Argentina	3,700.2	3,995.4	(295.3)	(7.4)

Argentina	113.3	292.5	(179.2)	(61.3)

Total	3,813.5	4,287.9	(474.5)	(11.1)

Depreciation and Amortization

Depreciation and amortization was €460.6 million for the six months ended June 30, 2002, a 3.9% or €18.8 million decrease from €479.4 million for the same period in 2001. This decrease is mainly due to exchange rate differences.

Income from Equity-Accounted Holdings

Excluding dividends from equity-accounted holdings which are reflected under net interest income, income from equity-accounted holdings was €135.6 million for the six months ended June 30, 2002, a 35.3% or €73.9 million decrease from €209.5 million for the same period in 2001. Including dividends, income from equity-accounted holdings was €378.9 million for the six months ended June 30, 2002, a 25.1% or €127.3 million decrease from €506.2 million for the same period en 2001. This decrease was due to the lower contribution of some stakes such as Royal Bank of Scotland (in the first quarter of 2001 the contribution to the Group was adjusted upwards as the earnings recorded in 2000 were below the final earnings), and the sale of stakes (Société Générale, MetLife, Dragados and Vallehermoso). This lower income was partially offset by the higher contribution of other entities such as Banque Commerciale du Maroc, Unión Fenosa and Cepsa.

Amortization of Goodwill

Amortization of goodwill was €377.7 million for the six months ended June 30, 2002, a €925.4 million decrease from €1,303.1 million for the same period in 2001. This decrease was due to the lower allocation for Banespa (in the first half of 2001 accelerated amortization of €958.0 million took place) and Société Générale (as a result of the reduced stake) and no amortization of goodwill in Argentina, already provisioned in December 2001.

Earnings from Group Transactions

Earnings from Group transactions, which consist mainly of gains/losses on the sale of securities of companies accounted for by the equity method, were €191.4 million for the six months ended June 30, 2002, a 42.5% or €141.6 million decrease from €333.0 million for the same period in 2001. Most of the €191.4 million of earnings came from the capital gains generated by the sale of stakes in Dragados and Vallehermoso (€520.9 million and €301.0 million, respectively), as well as the €700.1 million of capital losses from Patagon mentioned in “General” above.

Net Provisions for Loan-Losses

Our net provisions for loan-losses were €982.7 million for the six months ended June 30, 2002, a 17.7% or €147.6 million increase from €835.1 million for the same period in 2001. Excluding Argentina, net provisions for loan-losses were €738.0 for 2002, a 3.6% or €27.3 million decrease from €765.3 million for the same period in 2001.

The €27.3 million decrease in net provisions for loan-losses, excluding Argentina, reflected a €120.7 million decrease in provisions for loan-losses (provisions for loan-losses were €892.2 million for the six months ended June 30, 2002 compared to €1,012.9 million for the same period in 2001), a €45.0 million increase in provisions for country-risk (provisions for country-risk were €44.2 million for the six months ended June 30, 2002 compared to released provisions for country-risk of €0.8 million for the same period in 2000), and a €48.4 million decrease in recoveries of written-off assets (recoveries totaled €198.4 million for the six months ended June 30, 2002 compared to €246.8 million for the same period in 2001).

Net provisions for loan-losses in Argentina, according to local criteria, were €244.7 million for the six months ended June 30, 2002, a 250.9% or €175.0 million increase from €69.8 million for the same period in 2001.

The €892.2 million in provisions for loan-losses in 2002 (excluding Argentina) is net of €47.5 million of releases arising from the Bank of Spain´s regulations regarding provisions for statistical loan-loss coverage (which amounted to €225.1 million provisioned in the first half of 2001). The €120.7 million decrease in provisions for loan-losses (excluding Argentina) reflects a €22.2 million decrease in provisions for loan-losses in our Spanish subsidiaries and a €98.5 million decrease in provisions for loan losses in our foreign subsidiaries, mainly due to higher provisions made in the first half of 2001 in some of our Latin American subsidiaries. (See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Statistical Allowance for Loan-Losses” in our 2001 annual report on Form 20-F).

Although we continued with our policy of reducing our country-risk exposure, we have increased our provisions for country-risk by €45.0 million due to our conservative provisioning policy. Our total country-risk exposure, net of provisions, in accordance with Bank of Spain criteria decreased by €1,141.2 million to €209.8 million at June 30, 2002, compared to €1,351.0 million at June 30, 2001. This decrease was largely due to the reclassification in April 2002 to Group 2 (not requiring provisions) of risk with Mexico.

The €48.4 million decrease in recoveries of written-off assets reflects a €8.1 million decrease in recoveries from borrowers in Spain and a €40.3 million decrease in recoveries from borrowers outside Spain.

Our total allowances for loan-losses, including country risk, decreased by €910.8 million to €5,300.6 million at June 30, 2002, from €6,211.4 million at June 30, 2001, primarily as a result of the effect of exchange differences.

Excluding country-risk, non-performing assets decreased by €745.0 million to €3,728.9 million at June 30, 2002, compared to €4,473.9 million at June 30, 2001. Domestic non-performing assets increased by €272.7 million to €1,150.0 million at June 30, 2002 from €877.3 million at June 30, 2001, while international non-performing assets decreased by €1,017.7 million to €2,578.9 million at June 30, 2002, from €3,596.6 million at June 30, 2001, due to our strong efforts to reduce our non-performing assets in Latin America and our conservative policy. This trend may not continue and may even reverse in the future.

Our coverage ratio (excluding country risk) was 142.6% at June 30, 2002, and 137.1% at June 30, 2001.

For information concerning the allowance for loan-losses and country risk, see our 2001 annual report on Form 20-F under “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Classification Requirements—Statistical Allowance for Loan-Losses”.

Extraordinary Results

We had an extraordinary net loss of €171.3 million for the six months ended June 30, 2002, compared to an extraordinary net income of €907.7 million during the same period in 2001.

This caption includes a series of heterogeneous results, positive and negative, as well as different allocations in order to continue strengthening the balance sheet and the positive results from sales of fixed assets and the collection of overdue interest. The €171.3 million of extraordinary net loss in 2002 arises mainly from non-recurrent items and the non-recurrence of the €789.7 million of capital gains recorded in the first half of 2001 relating to the divestment of 1.09% of Vodafone shares.

Provision for Income Taxes

The provision for corporate income and other taxes was €433.9 million for the six months ended June 30, 2002, a 14.9% or €75.7 million decrease from €509.7 million for the same period in 2001, which imply tax rates of 22.5% and 21.5% during the same periods.

Minority Interests

Minority interests were €294.0 million for the six months ended June 30, 2002, a 39.2% or €189.8 million decrease from €483.8 million for the same period in 2001.

The €189.8 million decrease during the first six months of 2002 reflected mainly a €140.5 million decrease in income attributable to minority shareholders, mainly related to our increased stakes in Banespa and Banco Santiago, and a €49.3 million decrease in dividends on preference shares of subsidiaries mainly as a result of the early amortization during the first quarter of 2002 of five issues of preferred shares amounting to $769 million of nominal value (€890 million, approximately).

Net Income Information on a U.S. GAAP Basis

Our unaudited interim consolidated financial statements have been prepared in accordance with Spanish GAAP. Spanish GAAP differs in certain significant respects from U.S. GAAP. For a summary of the most significant adjustments required to arrive at net income on an U.S. GAAP basis, see note 9 to our unaudited interim consolidated financial statements.

	Six months ended June 30,
	2002	2001
	(in thousands of euros, except per share data)
As Reported
Net attributable income	1,196,560	1,381,865
Net attributable income per average share(1)	0.26	0.30

U.S. GAAP
Net income	1,216,648	954,868
Net income per average share(1)	0.26	0.21

(1)	Based on the number of shares outstanding at the end of each month of each six-month period.

Financial Condition

Assets and Liabilities

Our total assets were €338,446.9 million at June 30, 2002, a decrease of 7.5% or €27,282.1 million from total assets of €365,729.0 million at the same date in 2001. Our loans to corporate clients, individual clients and government and public entities which include securities purchased from such clients under agreements to resell, decreased by 5.0% to €166,869.1 million at June 30, 2002 from €175,596.5 million at June 30, 2001. Customer liabilities, which are principally deposits from clients and securities sold to these clients under agreements to repurchase, decreased by 8.2% to €167,387.2 million at June 30, 2002, from €182,265.0 million at June 30, 2001. Other managed funds, including mutual funds, pension funds and other managed portfolios, decreased 4.9% to €92,517.4 million at June 30, 2002, from €97,311.0 million at June 30, 2001.

All these decreases in the main line items of our balance and off-balance sheet are primarily due to the depreciation of the main Latin American currencies against the US dollar and the euro´s sharp appreciation (15.0%) against the US dollar.

Capital

Stockholders’ equity net of treasury stock at June 30, 2002, was €19,172.5 million, a decrease of €426.6 million or 2.2% from €19,599.1 million at June 30, 2001, principally reflecting a €1,981.6 million decrease in reserves at consolidated companies and a €185.3 million decrease in net attributable income, partially offset by a €1,605.1 million increase in paid-in surplus and a €103.4 million increase in subscribed capital stock due to the capital increases made in 2001 and in the first half of 2002.

We estimate that our Tier 1 capital ratios, calculated in accordance with Basel Committee guidelines, and our total capital ratios, which include Tier 1 and Tier 2 capital, at June 30, 2002, and 2001 were as set forth below.

	At June 30,
	2002	2001
Tier 1 Capital Ratio	7.36%	8.06%
Total Capital Ratio (Tier 1 and Tier 2)	10.86%	11.65%

B. Liquidity and capital resources.

As a financial group, our main source of liquidity is our customer deposits which consists primarily of demand, savings and customer time deposits. In addition, we complement our customer deposits through the access to the interbank market (overnight and time deposits) and to the domestic and international capital markets. For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. Also we maintain a diversified portfolio of liquid assets and securitized assets throughout the year. In addition, another source of liquidity is the generation of cash flow.

The following table shows the average balances during the first six months of 2002 of our principal sources of funds:

(In thousands of euros)	2002	2001
Due to credit entities	52,694,943	64,074,009
Customers deposits	177,468,558	173,124,884
Marketable debt securities	40,226,418	38,452,466
Subordinated debt	13,365,266	11,672,815

Total	283,755,185	287,324,174

We have raised significant funds in the domestic and international capital markets in order to finance our activities. At June 30, 2002, there were outstanding €35,815.2 million of debt securities, of which €3,664.0 million were mortgage bonds, €5,590.7 million in preferred stock and €13,227.0 million in subordinated debt issued or guaranteed by us.

The average maturity of the outstanding debt is the following:

•	Senior debt 4.0 years
•	Mortgage debt 8.2 years
•	Subordinated debt 7.0 years

Our total customer funds (customer deposits -excluding assets sold under repurchase agreements-, marketable debt securities and subordinated debt) totaled €183,153.4 million at June 30, 2002. Our loans and credits (gross) totaled €171,970.2 million at the same date.

We are a financial group operating in Spain and in other 39 countries (mainly in Europe and in Latin America). Although, at this moment, except for Argentina, we are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to the Bank (the parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, there is no assurance that in the future such restrictions could be adopted and how they could affect to our business. Nevertheless, the geographic diversification of our businesses protects us of against any restrictions that could be adopted in any given country.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

C. Analysis by Business Area

See Note 9 to the unaudited interim consolidated financial statements for information about assets and income by business area.

D. Research and development, patents and licenses, etc.

Banco Santander Central Hispano does not currently conduct any significant research and development activities.

E. Trend information

The European financial services sector is likely to remain competitive with increasing numbers of providers of financial services and alternative distribution channels. Further consolidation in the sector (through mergers, acquisitions or alliances) is likely as the other major banks look to increase their market share or combine with complementary businesses. It is foreseeable that regulatory changes will take place in the future that will diminish barriers to entry in the markets.

Recent technological advances have strengthened the alliances between banking entities and other businesses (e.g.: telephone companies) contributing to the blurring of the traditional division between businesses. This has facilitated entry of new competitors that were not involved in the financing business until now.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the company or that would cause the disclosed financial information not to be indicative of our future operating results or financial condition:

•	uncertainties relating to economic growth expectations, especially in the United States, and the impact they may have over interest and exchange rates;

•	the effect that economic slowdown may have over Latin America and fluctuations in interest and exchange rates;

•	the continuing economic crisis in Argentina;

•	the instability in the Brazilian markets;

•	the chance that changes in the macroeconomic environment will finally deteriorate the quality of credit;

•	a possible continued downturn in capital markets;

•	a drop in the value of the euro;

•	inflationary pressures, because of the effect they may have in relation to increase of interest rates and decrease of growth;

•	the crisis of capital markets related to the high-tech industry and e-businesses, due to the effect it may have on the rate of return of investments made in the new economy; and

•
although it is foreseeable that entry barriers to domestic markets in Europe will be lowered, our plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries.

ITEM 4

RECENT EVENTS

Legal Proceedings

Banco Santander Central Hispano

The resolutions adopted at our shareholders’ meeting held on 10 March 2001, have been challenged under Spanish law by three shareholders which filed their claim before the courts of the city of Santander. These shareholders claim that the Bank has not complied with certain provisions of Spanish corporate law with respect to the resolutions adopted in said shareholders’ meeting. The challenged resolutions include the approval of the Bank’s annual accounts, the approval of a capital increase in exchange of cash, the approval of a capital increase in exchange of shares of Banco Rio de la Plata and BRS Investments and the approval of various issues of bonds. In their complaints, the plaintiff shareholders ask the Court to declare the resolutions null and void and that the registration of the resolutions in the Commercial Registry are also annulled. The pre-trial hearing took place on 14 December 2001. The trial hearing took place on 26 and 27 February 2002. The claim was rejected by the court in March 2002. The plaintiff shareholders have appealed against such rejection. The Bank has already answered the appeals.

The resolutions adopted at our shareholders’ meeting held on 9 February, 2002, have been challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the payment of an interim dividend, the reelection of Arthur Andersen y Cía, S. Com.(1) as the external auditor of the Bank, the approval of a capital increase in exchange of shares of the German Company AKB Holding Gmbh and the approval of various issues of bonds. Among other things, the plaintiff alleges the infringement of the shareholders’ rights of participating during the meeting and of receiving information regarding the different issues to be voted in the meeting; and that the resolutions excluding the preemptive rights of shareholders were not validly adopted. The plaintiff shareholder asks the Court to declare the above resolutions (and others adopted in the same meeting) null and void and that the registration of the resolutions in the Commercial Registry is also annulled. The claim was admitted by the courts on 26 March, 2002. The Bank has presented the response to the claim. The pre-trial hearing took place on May 30 2002. The trial took place on June 27 and July 1 2002. On September 9, 2002 the Court rejected the claim. The plaintiff has announced his intention to appeal against such rejection.

The same resolutions adopted at the shareholders’ meeting held on February 2002 have been recently challenged by a different shareholder, who filed his claim on June 29 2002, on the basis of allegations similar to the ones filed in the first shareholder’s claim. The claim was admitted on July 8 2002 by the same court of the city of Santander that is in charge of the proceeding referred to in the preceding paragraph, although both proceedings will be carried out separately. The Bank has responded to the claim. The plaintiff did not attend the pre-trial hearing held on October 24, 2002. According to Spanish procedural law, the non-appearance of the plaintiff in the pre-trial hearing implies the dismissal of the case. The court has not issued yet the dismissal order.

The resolutions adopted at our shareholders’ meeting held on 24 June 2002 have been challenged under Spanish law by one shareholder who filed his claim before the courts of the city of Santander. The challenged resolutions include the approval of the Bank’s annual accounts and the rejection by the shareholders meeting of the proposals made by the plaintiff shareholder and other shareholder to file a claim requesting the declaration of the Directors’ liability, as well as the proposal made by another shareholder for the severance of one of the Directors. The Bank responded to the claim on 5 October 2002. During the term to respond to this claim, the Bank was required to respond to other claim, filed by a different shareholder, challenging some of the resolutions adopted at the same meeting. The claim was admitted by the same court of the city of Santander that is in charge of the first proceeding and has been joined to this proceeding, so both proceedings will be carried out jointly. The Bank responded to this second claim on 25 October 2002.

Since 1992, the Madrid Central Court number 3 has had preliminary court proceedings in progress to determine the liabilities which might arise in connection with certain credit assignment transactions carried out by Banco Santander, S.A. from 1987 to 1989. The Bank and our internal and external advisers anticipate that the final result of this litigation will be in our favor and that no additional specific provision is required. This opinion was confirmed by the dismissal order entered by the Madrid Central Court number 3 on 16 July 1996, which was a very favorable development in this matter. The dismissal order was not appealed. However, the

(1)
A member firm of Andersen Worldwide until April 1, 2002. Arthur Andersen y Cía, S.Com has entered into an agreement to associate with Deloitte Touche Tohmatsu, which will become final upon receipt of antitrust clearance.

dismissal order was only partial, and therefore the proceedings remain open despite the partial dismissal order. The prosecutor has appealed the decision of June 27, 2002 which changed the cited proceedings to an Abbreviated Procedure. The Court has agreed to suspend the proceeding until a final decision is handed down on the appeal.

LANETRO, S.A. filed a suit against Banco Santander Central Hispano S.A., carried out before the Court of 1st Instance no. 34 of Madrid, Complaint of Plenary Suit no. 558/2002, principally alleging that the Bank breached its alleged obligation to subscribe to the increase in capital stock of the plaintiff in the amount of €30,050,605.22 (5.0 billion pesetas).

For informational purposes it is also mentioned, although this does not constitute litigation against the Bank, that one shareholder has filed a claim before the courts of the city of Madrid against the persons who were members of the Board of the Bank during 2001. The plaintiff claims that the Bank’s investments in Argentina were carried out by the defendants without the due diligence, and that the losses derived from these investments have caused a direct damage to him that varies from €533.06 to €3,005.00. The plaintiff shareholder applies for the compensation of that amount against the Directors, as jointly and severally liable of the alleged damage. The claim was admitted on March, 2002. The date for the trial hearing has been changed from June 2002 to November 2002. This claim is described for informational purposes only and does not constitute an implied representation that we have described all claims of equal or greater magnitude than this claim.

For the same purposes, it is also mentioned that several persons, who allegedly have funds deposited in Banco Río de la Plata, S.A., filed an application for conciliation before the courts of the city of Madrid against the Bank, the persons who were members of the Board of the Bank during 2001 and 2002 and others. According to Spanish Law, this application did not start proper judicial proceedings against the Bank. The claimants only intended that the defendants accepted the reality of the facts alleged in their application, regarding the Bank and its directors’ claimed obligation to reimburse the funds deposited by the claimants in Banco Río de la Plata, S.A. The conciliation hearing was held on July 16 2002. The Bank and the members of the Board refused to accept the facts and allegations of the application. This meant the termination of the conciliation.

Banco Santander Puerto Rico

Grupo Prieto has commenced lender liability litigation in Puerto Rico against the former Banco Central Hispano Puerto Rico and BCH International, Inc. seeking damages of $52 million (approximately €53 million). Defendants brought a motion to dismiss, which was denied. Discovery has commenced, but the pre-trial hearing, initially scheduled for October 2001, was postponed following an order by the court that the plaintiff amend its pleadings to eliminate certain inconsistencies brought out during the depositions taken during the discovery phase. The amended pleading was submitted to the court on 5 October 2001. The defendants have requested the dismissal of the amended pleading on the grounds that such amendment did not comply with the order issued by the court. The hearing initially scheduled for 8 July 2002 has been postponed for 15 January 2003. We cannot anticipate the outcome of this litigation.

Banco do Estado do Sao Paulo (Banespa)

Pursuant to the Brazilian labor regulations applicable to Banespa, this bank had recorded as of 31 December 2000 the pension allowances arising from the commitments to certain employees, which amounted approximately 4,000 million Brazilian reais (euro 1,104 million). Since 1987, the Directors of Banespa, as advised by their tax advisers, treated these expenses as deductible expenses in calculating the Brazilian corporate income tax. However, in September 1999, the “Secretaria de Receita Federal” issued a decision according to which these expenses, in an amount of approximately Brazilian reais 2,867 million (euro 791 million) would not be tax deductible. In October 1999, the Board of Directors of Banespa filed an appeal challenging this decision together with an “acción cautelar” regarding fiscal years 1999 and 2000, posted a deposit of Brazilian reais 1,297 million (approximately euro 358 million) and recorded a provision of Brazilian reais 2,600 million (approximately euro 717 million) for this contingency. Such provision was recorded in 1999 with a charge to income, after recording the related deferred tax asset of Brazilian reais 1,200 million (approximately euro 331 million).

In this respect, the Board of Directors of Banespa has decided to accept the Medida Provisória nº 66 of the Secretaría da Receita Federal dated August 29, 2002 and to pay R$ 2,110 million (approximately euro 582 million) in order to settle the proceedings. The company disputes any liability with respect to an additional amount of R$ 103 million (approximately euro 28 million) relating to costs and surcharges imposed in connection with the dispute relating to the principal amount. The company has asked for a cautionary judicial action posting a deposit for an equivalent amount.

This section only includes those legal proceedings already described in the Banco Santander Central Hispano’s 2001 annual report on Form 20-F in respect to which there have been recent developments and material new proceedings since the filing of our Form 20-F.

Neither we nor any of our subsidiaries is engaged in other new proceedings of material importance and, so far as our board of directors is aware, no new claims of material importance are pending or threatened against us or our subsidiaries, including the claims discussed above and on the Banco Santander Central Hispano’s 2001 annual report on Form 20-F, that are likely to have a materially adverse effect on our business, financial condition or results of operations.

Market Risk

•	Trading activity

Quantitative analysis

The Group started 2002 at a relatively low level of risk as evidenced by a Value-at-Risk (VaR) measure near $11.0 million, largely as a result of a reaction to the Argentinean crisis at the close of 2001. During the first six months of 2002 the Group steadily increased levels of risk to return to a VaR more appropriate for the market risk profile suggested by Group policy. This steady increase was periodically interrupted by corrections to adapt to the market’s changing circumstances, as can be observed in the second half of May 2002. The period ended with a VaR near the maximum for the year of about $39.0 million.

As expectations for growth in the US economy strengthened, risk positions were increased mainly in the Brazilian and Mexican markets. In addition, other economic and political factors resulted in periods of high volatility during the first half of the year and had significant impact on VaR levels. This effect is reflected in the portion of the graph below relating to June 2002, when financial scandals in big corporations like WorldCom arose and volatility in Brazil increased with uncertainty surrounding the October 2002 presidential election.

Taken together, these effects paint a picture of generalized instability and lack of confidence in the US recovery leading to deep depreciations of emerging market currencies against the US dollar, sharp increases in interest rates in the region, and a significant reduction of liquidity.

Our risk performance with regard to trading activity in financial markets during the six months ended June 30, 2002, measured by daily VaR, is shown in the graph below.

The maximum risk level was reached on June 26th ($39.2 million) after a sharp increase of volatility in June 2002. The minimum was reached on January 14th ($11.6 million) and the average risk level was $23.5 million.

Histogram of the frequency of daily results (Mark-to-Market)

The histogram below shows the distribution of worldwide daily mark-to-market revenues (either positive or negative) generated by our trading activities during the first six months ended June 30, 2002, including trading revenue, trading related net interest income, commissions, and other sources of trading-related revenue:

Geographic and by product analysis of risks and results

High volatility levels in the emerging markets imply that the principal risks assumed by the Group during the first half of 2002 were concentrated in Latin America, with an average risk of $15.7 million, and mainly in fixed income, with an average risk of $18.4 million, resulting in a total average of $23.5 million for the whole Group. Market risk in the United States was primarily generated by strategic and directional fixed income positions in Latin American instruments denominated in US$ and located in USA markets. Thus, an additional $10.0 million of the total average VaR was generated by activity related to these emerging markets.

The tables below show statistics of risk levels during the six month period ended June 30, 2002, expressed in daily VaR terms, by region and by product.

VaR by region
(in millions of dollars)

	Minimum	Average	Maximum	Period-end
Total	11.6	23.5	39.2	35.4

Europe	2.8	4.3	6.5	3.6
Asia	0.2	0.3	0.4	0.2
USA(*)	4.6	10.0	23.9	17.3
Latin America	6.1	15.7	23.2	20.5

(*) Directional and strategic positions on Latin-American fixed income instruments denominated in US$

VaR by product
(in millions dollars)

	Minimum	Average	Maximum	Period-end
VaR total	11.6	23.5	39.2	35.4
Diversification effect	(2.4)	(11.0)	(24.2)	(15.5)
Fixed-income VaR	9.5	18.4	37.3	34.4
Equity VaR	1.6	3.1	5.5	3.8
Currency VaR	2.8	12.9	20.7	12.7

Geographical distribution

Regarding the geographic distribution of annualized average daily VaR for the six month period ended June 30, 2002, it can be observed that Europe’s contribution to the total annual average risk was only 14%, a low portion considering it supplies 42% of annual accumulated results. This difference is due to the significant franchise of clients in Spain, which allows us to obtain high levels of revenue from intermediation, sales and market making despite low risk profiles. The US, on the other hand, does not have this franchise and so its average level of daily VaR was higher than the accumulated result. Comparing to the end of 2001, there was an increase of eight-percent points in USA’s contribution to average daily VaR due to the higher volatility levels in the Latin American markets.

Annual average daily VaR

•	Non-trading activities

Balance-Sheet Management

Although interest rate risk for Latin American non-trading activities, measured through MVE (Market Value of Equity) sensitivity and NIR (1 year Net Interest Revenue) sensitivity, moved within a very tight band, and even reduced risk, VaR figures doubled. The increasing volatility in Brazilian local markets due to political uncertainties and bad performance of external environment, moved VaR figures up.

As of the end of June 2002, the risk consumption for the region, expressed as MVE sensitivity to 100 basis points parallel movement in the yield curve, is 1.7% over equity. The risk consumption relating to the 1 year NIR sensitivity to 100 basis points parallel movement in the yield curve, was 0.6% over NIR budget. That profile reflects a reduction of more than 33% in sensitivity measures at June 30, 2002compared to December 2001, primarily as a result of the decrease in Brazil non-trading risk.

The strict liquidity management and control policy carried out during 2001 continued throughout the first six months of 2002 and were the key for keeping this financial institution secure during volatile periods.

Non-Trading foreign exchange rate risk

Primarily as a result of increased volatility in the markets where the Group is active, our VaR derived from the foreign exchange position increased during the six months ending June 30, 2002.

The daily VaR reached its maximum level for the six month period ended June 30, 2002 of $204.1MM during January 2002 as a result of the high volatility of Argentinean Peso exchange rates following the Argentine government abandonment of the currency parity system.

Following January 2002, the level of the foreign exchange VaR decreased without significant variations until the end of June 2002. However at the end of June, and in particular on June 26, increased volatility and a general depreciation of the main Latin American currencies resulted in another increase in the foreign exchange VaR to a peak of $172.7MM.

Portfolio of industrial and strategic shareholdings

In the six months ended June 30, 2002, the Group reduced the risk of its industrial and strategic equity portfolio. The reduction of risk resulted from the combination of a general decline in the equity markets and the liquidation of certain large holdings (such as Dragados, Société Générale, Metlife and Vallehermoso). These reductions were partially offset by increases in the share values of Royal Bank of Scotland, Unión Fenosa and Cepsa.

The Group’s strategic holdings in its industrial and financial equity portfolios are stable. Fluctuations in the market value of the shares in such portfolios do not affect the Group’s operational results since most of them are accounted for by the equity method and their book value is much lower than their market value.

The average daily VaR for the six months ending June 30, 2002 was $614.6 million, with a low of $553.9 million and a high of $682.2 million.

•	Market Risk Consolidated analysis

The Group’s total daily VaR at December 31, 2001 and the daily VaR estimates for the six months ended June 30, 2002, broken down by trading and structural (non-trading) portfolios, were as follows at the dates below:

	At December 31, 2001	For six month period ended June 30, 2002
		Low	Average	High	At period End
	(in millions of dollars)
Trading	18.9	11.6	23.5	39.2	35.4
Structural (Non-trading)	746.0	622.9	653.8	680.1	680.1
Diversification Effect	(18.6)	(11.4)	(23.1)	(38.1)	(34.5)

Total	746.2	623.0	654.2	681.2	681.0

Our daily VaR estimates of interest rate risk, foreign exchange rate risk and equity price risk, broken down by trading and structural (non-trading) portfolios, were as follows at and for the periods ended on the dates set forth below:

Interest Rate Risk

	At December 31, 2001	For six month period ended June 30, 2002
		Low	Average	High	At period End
	(in millions of dollars)
Interest rate risk—
Trading	15.4	9.6	18.4	37.3	34.4
Structural (Non-trading)	80.4	67.2	89.8	166.1	166.1
Diversification Effect	(14.0)	(8.9)	(16.6)	(33.2)	(30.0)

Total	81.9	67.9	91.7	170.3	169.7

Foreign Exchange Rate Risk

	At December 31, 2001	For six month period ended June 30, 2002
		Low	Average	High	At period End
	(in millions of dollars)
Foreign exchange rate risk:
Trading	5.8	2.8	12.9	20.7	12.7
Structural (Non-trading)	147.6	147.0	162.7	201.4	172.7
Diversification Effect	(5.7)	(2.7)	(12.4)	(19.6)	(12.3)

Total	147.7	147.0	163.2	202.5	173.2

Equity Price Risk

	At December 31, 2001	For six month period ended June 30, 2002
		Low	Average	High	At period End
	(in millions of dollars)
Equity price risk
Trading	2.0	1.6	3.1	5.5	3.8
Structural (Non-trading)	734.4	553.9	614.6	682.2	632.4
Diversification Effect	(2.0)	(1.6)	(3.1)	(5.4)	(3.8)

Total	734.4	553.9	614.6	682.2	632.4

Interim dividends

In July 2002 our Board of Directors approved a first interim dividend in respect of the 2002 earnings of €0.0775 per share which was paid on August 1, 2002. In October 2002, our Board of Directors approved a second interim dividend in respect of 2002 earnings of €0.075126 per share which we expect to pay from November 1, 2002.

Directors and senior management

On June 24, 2002, the Ordinary General Meeting of Shareholders appointed Mr. Juan Abelló, Mr. Guillermo de la Dehesa and Mr. Abel Matutes as new independent directors. This brought the number of directors to 21, of which 5 are executives and 16 are external or non-executives (of which 9 are independent). In addition, Mr. Manuel Soto was appointed Vice-Chairman of the Board, and as an independent director Chairman of the Audit Committee, while Mr. Guillermo de la Dehesa joined the Executive Committee.

Acquisitions, Dispositions and Reorganizations

On October 1, 2002 the Board of Directors of Banesto approved a capital increase by 81,686,586 shares which, if the increase is 100% subscribed, will represent 11.76% of Banesto’s issued and outstanding share capital. The capital increase will be carried out by means of the issuance of preemptive subscription rights to Banesto’s shareholders. Simultaneously with Banesto’s issuance of common stock, Banco Santander Central Hispano, which currently directly owns 98.97% of the issued and outstanding Banesto common stock, will offer to the public in Spain the subscription rights to which it is entitled.

The information contained herein does not constitute an offer of securities for sale in the United States. Neither the Banesto shares nor the Banesto share rights have been or will be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

ITEM 5

Unaudited Interim Consolidated Financial Statements

BANCO SANTANDER CENTRAL HISPANO, S.A. AND COMPANIES COMPOSING
THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001 (UNAUDITED)
(Currency – Thousands of Euros)

ASSETS	June 30, 2002	June 30, 2001
CASH ON HAND AND ON DEPOSIT AT CENTRAL BANKS:
Cash on hand	1,678,066	1,873,781
Cash at Bank of Spain	1,118,304	2,617,672
Cash at other central banks	3,058,819	3,761,560

	5,855,189	8,253,013

GOVERNMENT DEBT SECURITIES	23,500,339	24,769,241

DUE FROM CREDIT ENTITIES:
Demand deposits	4,100,663	6,054,067
Other	34,475,528	36,697,354

	38,576,191	42,751,421

LOANS AND CREDITS:	166,869,073	175,596,505

DEBENTURES AND OTHER FIXED-INCOME SECURITIES	38,751,958	47,729,479

COMMON STOCKS AND OTHER EQUITY SECURITIES	7,778,807	6,896,073

HOLDINGS IN NON-GROUP COMPANIES	5,849,968	7,616,890

HOLDINGS IN GROUP COMPANIES	1,156,493	1,363,877

INTANGIBLE ASSETS:
Incorporation and start-up expenses	7,506	64,711
Other deferred charges	705,973	702,932

	713,479	767,643

GOODWILL IN CONSOLIDATION
Companies consolidated by the global integration method	9,662,261	9,288,979
Companies carried by the equity method	1,176,572	1,414,999

	10,838,833	10,703,978

PROPERTY AND EQUIPMENT:
Land and buildings for own use	3,206,358	4,055,179
Other property	371,931	660,086
Furniture, installations and other	1,817,336	1,902,931

	5,395,625	6,618,196

TREASURY STOCK	19,248	25,928

OTHER ASSETS	20,053,711	21,920,961

ACCRUAL ACCOUNTS	8,806,485	9,746,535

PRIOR YEARS’ LOSSES AT CONSOLIDATED COMPANIES	4,281,547	969,264

TOTAL ASSETS	338,446,946	365,729,004

MEMORANDUM ACCOUNTS	84,260,637	93,299,354

The accompanying Notes 1 to 9 are an integral part of the consolidated financial statements as of June 30, 2002 and 2001.

BANCO SANTANDER CENTRAL HISPANO, S.A. AND COMPANIES COMPOSING
THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2002 AND 2001 (UNAUDITED)
(Currency - Thousands of Euros)

LIABILITIES AND EQUITY	June 30, 2002	June 30, 2001
DUE TO CREDIT ENTITIES	53,521,911	62,234,401

CUSTOMER DEPOSITS:
Savings deposits-
Demand	69,061,994	69,293,011
Time	52,546,529	66,612,431
Other deposits-
Demand	1,155,678	2,757,966
Time	44,622,977	43,601,553

	167,387,178	182,264,961

MARKETABLE DEBT SECURITIES (note 5)
Bonds and debentures outstanding	20,222,700	24,086,155
Promissory notes and other securities	15,592,516	15,402,366

	35,815,216	39,488,521

OTHER LIABILITIES	13,393,374	13,449,706

ACCRUAL ACCOUNTS	9,466,290	9,618,868

PROVISIONS FOR CONTINGENCIES AND EXPENSES
Pension allowance	8,780,430	8,773,953
Other provisions	6,548,439	7,363,444

	15,328,869	16,137,397

GENERAL RISK ALLOWANCE	132,223	132,223

NEGATIVE DIFFERENCE IN CONSOLIDATION	15,416	153,625

CONSOLIDATED INCOME FOR THE PERIOD:
Group	1,196,560	1,381,865
Minority interests	293,972	483,779

	1,490,532	1,865,644

SUBORDINATED DEBT (Note 6)	13,226,975	12,806,582

MINORITY INTERESTS (Note 7)	6,392,207	8,364,688

CAPITAL STOCK (Note 3)	2,384,201	2,280,768

ADDITIONAL PAID-IN CAPITAL	9,685,580	8,080,433

RESERVES	5,416,279	5,391,163

REVALUATION RESERVES	42,667	42,667

RESERVES AT CONSOLIDATED COMPANIES	4,748,028	3,417,357

TOTAL LIABILITIES AND EQUITY	338,446,946	365,729,004

The accompanying Notes 1 to 9 are an integral part of the consolidated financial statements as of June 30, 2002 and 2001.

BANCO SANTANDER CENTRAL HISPANO, S.A. AND COMPANIES COMPOSING
THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED STATEMENT OF INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(UNAUDITED)
(Currency - Thousands of Euros)

CONSOLIDATED STATEMENT OF INCOME

	(Debit) Credit
	June 30, 2002	June 30, 2001
INTEREST AND SIMILAR REVENUES	11,822,427	15,497,085
Of which: Fixed-income securities	2,651,112	4,371,498
INTEREST AND SIMILAR EXPENSES	(7,109,710)	(10,713,732)

INCOME FROM EQUITY SECURITIES:
Common stocks and other equity securities	79,820	72,518
Holdings in non-Group companies	224,725	286,887
Holdings in Group companies	18,499	9,760

	323,044	369,165

NET INTEREST REVENUE	5,035,761	5,152,518

FEES COLLECTED	2,715,394	2,782,764
FEES PAID	(466,187)	(440,963)
GAINS (LOSSES) ON FINANCIAL TRANSACTIONS	253,285	446,913

NET ORDINARY REVENUE	7,538,253	7,941,232

OTHER OPERATING REVENUES	62,068	60,612
GENERAL ADMINISTRATIVE EXPENSES:
Personnel expenses	(2,392,605)	(2,684,853)
Of which:
Wages and salaries	(1,715,988)	(1,934,045)
Employee welfare expenses	(387,622)	(446,708)
Of which: Pensions	(63,734)	(89,509)
Other administrative expenses	(1,420,866)	(1,603,074)

	(3,813,471)	(4,287,927)

DEPRECIATION, AMORTIZATION AND writedowns OF PROPERTY AND
EQUIPMENT AND INTANGIBLE ASSETS	(460,596)	(479,367)
OTHER OPERATING EXPENSES	(195,083)	(172,629)

NET OPERATING REVENUE	3,131,171	3,061,921

NET INCOME FROM COMPANIES CARRIED BY THE EQUITY METHOD:
Share in income of companies carried by the equity method	426,715	597,833
Share in losses of companies carried by the equity method	(47,843)	(91,678)
Value adjustments due to collection of dividends	(243,224)	(296,648)

	135,648	209,507

AMORTIZATION OF GOODWILL IN CONSOLIDATION	(377,710)	(1,303,114)
GAINS ON GROUP TRANSACTIONS:
Gains on disposal of holdings in Companies consolidated by the global
integration method	1,972	4,802
Gains on disposal of holdings carried by the equity method	932,101	331,080
Gains on transactions involving controlling company shares and Group financial liabilities	12	192
Reversal of negative differences in consolidation	—	—

	934,085	336,074

LOSSES ON GROUP TRANSACTIONS:
Losses on disposal of holdings in companies consolidated by global integration method	(700,146)	(216)
Losses on disposal of holdings carried by the equity method	(33,725)	—
Losses on transactions involving controlling company shares and
Group financial liabilities	(8,802)	(2,843)

	(742,673)	(3,059)

WRITEOFFS AND CREDIT LOSS PROVISIONS (Net)	(982,690)	(835,052)
writedowns OF LONG-TERM FINANCIAL INVESTMENTS (Net)	(2,110)	1,334
EXTRAORDINARY INCOME	793,631	1,223,793
EXTRAORDINARY LOSS	(964,890)	(316,084)

INCOME BEFORE TAXES	1,924,462	2,375,320

CORPORATE INCOME TAX	(178,710)	(252,984)
OTHER TAXES	(255,220)	(256,692)

CONSOLIDATED INCOME FOR THE PERIOD	1,490,532	1,865,644
INCOME ATTRIBUTED TO MINORITY INTERESTS	293,972	483,779

INCOME ATTRIBUTED TO THE GROUP	1,196,560	1,381,865

The accompanying Notes 1 to 9 are an integral part of the consolidated financial statements for the periods ended June 30, 2002 and 2001.

BANCO SANTANDER CENTRAL HISPANO, S.A. AND DEPENDENT COMPANIES
COMPRISING THE SANTANDER CENTRAL HISPANO GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001 (UNAUDITED) (Notes 1 and 3)

	Thousands of shares
NUMBER OF REGISTERED SHARES	Six months Ended June 30, 2002	Twelve months ended December 31, 2001
Balance at beginning of year	4,659,362	4,560,236
Framework of an incentives plan for young executives (Feb. 2001)	—	1,300
Placement among institutional investors (December (2001)	—	97,826
Shares issued for the acquisition of AKB Group (May 2002)	109,041	—

Balance at end of the period	4,768,403	4,659,362

PAR VALUE PER SHARE	Euros
Par value per share at end of June 2002 and 2001	0.50

	Thousands of Euros
CAPITAL STOCK	Six months Ended June 30, 2002	Twelve months ended December 31, 2001
Balance at beginning of year	2,329,681	2,280,118
Framework of an incentives plan for young executives (Feb. 2001)	—	650
Placement among institutional investors (December (2001)	—	48,913
Shares issued for the acquisition of AKB Group (May 2002)	54,520	—

Balance at end of the period	2,384,201	2,329,681

BANCO SANTANDER CENTRAL HISPANO, S.A. AND DEPENDENT COMPANIES
COMPRISING THE SANTANDER CENTRAL HISPANO GROUP

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

(1)	DESCRIPTION OF THE BANK, MERGER OF BANCO SANTANDER, S.A. AND BANCO CENTRAL HISPANOAMERICANO, S.A.

Description of the Bank

Banco Santander Central Hispano, S.A. (“the Bank”) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The bylaws and other public information on the Bank can be consulted in its registered office at Paseo de Pereda 9-12, Santander.

Merger of Banco Santander, S.A. and Banco Central Hispanoamericano, S.A.

On January 15, 1999, the Boards of Directors of Banco Santander, S.A. and of Banco Central Hispanoamericano, S.A. prepared a plan for the merger of the latter into the former. The respective Shareholders’ Meetings on March 6, 1999 approved this merger plan.

As a result of the merger, Banco Santander, S.A. changed its name to “Banco Santander Central Hispano, S.A.” through the related resolution of the Shareholders’ Meeting that approved the merger.

Merger exchange ratio

The exchange ratio for the shares of the two Banks, determined on the basis of the actual value of the net worth of the two entities was, with no supplementary cash compensation of any kind, as follows: three newly issued shares of Banco Santander, S.A. of Ptas. 115 par value each (equivalent of € 0.69) with the same characteristics and rights as those existing at the time of issue, for every five shares of Banco Central Hispanoamericano, S.A. of Ptas. 84 par value each (equivalent of € 0.50).

Merger balance sheets

For the purposes of Article 239.1 of the Corporations Law, the merger balance sheets were deemed to be those of the two companies as of December 31, 1998, which, prior to adoption of the merger resolution, were submitted for approval by the related Shareholders’ Meetings.

In accordance with the provisions of Bank of Spain Circular 4/1991 for mergers, the merger balance sheet of Banco Santander, S.A. revalued property for own use and rights on leased assets by €449,942,000, which gave rise to an increase in reserves of €292,465,000 and to deferred tax of €157,477,000.

The effect of this revaluation on the consolidated balance sheet as of December 31, 2000, amounted to €339,842,000 (Note 13), after eliminating the reserves arising from the revalued property which was leased by Banco Santander, S.A. from other Group companies under financial lease contracts. As a result, the net effect on the Group’s consolidated reserves as of December 31, 1999, amounted to €220,902,000 (Note 21), net of the related deferred tax of €118,940,000 (recorded under the “Other Liabilities – Accrued Taxes Payable” caption - Note 22), the balance of which amounted to €110.4 million as of December 31, 2001. Subsequently, in accordance with Rule 3.13 of Bank of Spain Circular 4/1991, all the amount of the revaluation was used to cover certain expenses and writedowns arising from the merger, after recording the related deferred tax asset of €118,940,000 (recorded under the “Other Assets – Tax Receivables” caption – Note 22), the balance of which amounted to €62.8 million as of December 31, 2001.

Capital increase

Banco Santander, S.A. increased its capital stock by the amount required to cater for the exchange of shares at the exchange ratio stipulated in the Merger Plan.

The capital increase was carried out through the issuance of 663,471,744 registered shares of euros 0,69 (Ptas. 115) par value each in one and the same class and series as those already outstanding (Note 20). The difference between the net book value of the net worth received by Banco Santander, S.A. and the par value of the new shares issued was treated as additional paid-in capital (Note 21).

Both the par value of these new shares and the related additional paid-in capital were fully paid as a result of the transfer en bloc of the assets and liabilities of Banco Central Hispanoamericano, S.A. to Banco Santander, S.A., which acquired by universal succession the rights and obligations of the former.

The Board of Directors of Banco Santander, S.A. was empowered to pay the supplementary dividend for the year ended December 31, 1998, the distribution of which was resolved by the Shareholders’ Meeting that approved the financial statements as of that date. The supplementary dividend approved by the Shareholders’ Meeting amounted to euros 0.07 per shares and was paid from April 10, 1999.

The new shares issued by Banco Santander, S.A. entitled their holders to share in income from January 1, 1999, under the same conditions as the other shares of Banco Santander, S.A. then outstanding.

Under the Merger Plan, the date from which the transactions performed by Banco Central Hispanoamericano, S.A. would be deemed for accounting purposes to be performed for the account of Banco Santander, S.A. was January 1, 1999, and no benefits of any kind were attributed to the directors of either of the entities involved in the merger. The merger deed was registered on April 17, 1999.

(2)	BASIS OF PRESENTATION, CONSOLIDATION PRINCIPLES and other information

Basis of presentation

The six months ended June 30, 2002 and 2001 Unaudited Interim Consolidated Financial Statements have been prepared on the basis of presentation, and in accordance with the consolidation principles, and the accounting principles set forth in Notes 1 and 2 to the Banco Santander Central Hispano, S.A. Audited Consolidated Financial Statements in the annual report on Form 20-F for the fiscal year ended December 31, 2001 (the “2001 Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”). These accounting principles and valuation methods basically coincide with those established by Bank of Spain Circular 4/1991 and subsequent amendments thereto. All obligatory accounting principles and valuation methods with a material effect on the consolidated financial statements were applied in preparing them.

Accounting policies and other information related to derivatives and other financial instruments can be found in Note 2,l), Note 23 and Note 27 to the Consolidated Financial Statements included in the 2001 Form 20-F.

The consolidated financial statements as of and for the six months ended June 30, 2002 and 2001 are based on the financial statements in the Group’s interim report to shareholders for the first half of 2002 (the “2002 Interim Shareholders Report”).

Consolidation principles

The companies whose business activity is directly related to that of the Bank and which are directly or indirectly 50% or more owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank and constitute, together with the Bank, a single decision-making unit, were consolidated by the global integration method.

All significant accounts and transactions between consolidated companies were eliminated in consolidation. The equity of third parties in the Group is presented under the “Minority Interests” caption and in the “Consolidated Income for the Year - Minority Interests” caption in the consolidated balance sheets.

The holdings in companies controlled by the Bank and not consolidable because their business activity is not directly related to that of the Bank and the holdings in other companies with which the Group has a lasting relationship and which are intended to contribute to the Group’s business activities, in which the Group’s ownership interests are equal to or exceed 20% -3% if listed- (“associated companies”), are carried at the fraction of the investees’ net worth corresponding to such holdings, net of the dividends collected from them and other net worth eliminations (equity method).

The income or loss generated by companies acquired in each year is consolidated by taking into account only the income or loss relating to the period between the acquisition date and the related year-end.

Capital Adequacy Requirements

The entry into force of Law 13/1992 and Bank of Spain Circular 5/1993 and subsequent amendments introduced new regulations governing minimum equity requirements for credit entities at both individual and consolidated Group levels.

As of June 30, 2002 and 2001, the computable equity of the Group was higher than the minimum requirements stipulated by the above-mentioned legislation.

Argentina

At the end of last year the Argentinean authorities devalued the Argentinean peso relative to the U.S. dollar and took several additional measures (among them the limitation on withdrawals from bank deposits). During the first six months of 2002 the devaluation process continued and the additional measures have changed many times.

In view of the current uncertainty and possible future events in Argentina, in accordance with the Group’s traditional policy of prudence in valuation, the December 31, 2001 consolidated financial statements included a reduction of net worth due to the Argentinean Peso devaluation and a specific allowance of €1,287 million.

This allowance included the net book value of the Group banks located in Argentina and the unamortized goodwill in consolidation arising from these entities (including the additional stake in Banco Río de la Plata, S.A. acquired on January 15, 2002 pursuant to the exercise of a put option). For more detail please see Note 27 to the Consolidated Financial Statements included in the 2001 Form 20-F.

In the first quarter of 2002 this special allowance also covers the investment in asset management companies in Argentina.

At the end of the first half of 2002, the Argentinean financial statements continued to be provisional while awaiting the definitive local regulations. The results generated by applying local regulations were neutralized by the special reserves established for Argentina, and no other adjustments for homogenization or accounting classification arising from Spanish regulations were made. At the end of the first half of 2002, allowances we have made cover all investments (including goodwill), all intragroup cross-border risks (that which require and do not require allowances) and the new regulatory needs for country-risk allocation with third parties as a result of Argentina’s reclassification.

(3)	CAPITAL STOCK

As of June 30 2001, the capital stock of the Bank consisted of 4,561,536,413 registered shares of Euro 0.50 par value each, which were fully subscribed and paid.

On December 19, 2001, the Bank issued 97,826,086 new common shares (2.14% of the Bank’s capital stock) of €0.50 par value each and additional paid-in capital of €8.70 each. The net proceeds (€900 million) were destined to finance the early redemption (in the first quarter of 2002) of five issues of preferred shares in US$ issued by Group companies at rates that were considerably higher than current market rates.

As a result, the capital stock of the Bank consisted of 4,659,362,499 registered shares at December 31, 2001.

On May 14, 2002, the Group made one capital increase, issuing 109,040,444 new ordinary shares (2.3% of the Bank’s capital) of € 0.50 nominal value each and an issue premium of € 9.588 per share, which were fully subscribed and disbursed through shares representing all the capital of AKB.

As of June 30 2002, the capital stock of the Bank consisted of 4,768,402,943 registered shares of Euro 0.50 par value each, which were fully subscribed and paid.

(4)	NEW ACQUISITIONS OF SUBSIDIARIES

See Item 4 “Recent Events” in this Report. See also Item 4 of our 2001 Form 20-F.

(5)	DEBT SECURITIES IN ISSUE

The breakdown of the “Debt securities in issue” caption in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	June 2002	June 2001
Bonds and debentures outstanding	20,222,700	24,086,155
Promissory notes and other securities	15,592,516	15,402,366

Total outstanding	35,815,216	39,488,521

Bonds and debentures outstanding-

Issuer	Thousands of Euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date
	June 2002	June 2001
Banco Santander Central Hispano, S.A.-
Debentures-October 1993	120,202	120,202	Euros (Pesetas)	—	8.75	October 2008
Debentures-November 1993	271,363	271,363	Euros (Pesetas)	—	8.0 and 8.25	December 2003 and December 2008
Debentures-November 1993	307,788	331,620	Pounds Sterling	200	7.154	November 2010
Debentures-March 1994	260,238	560,744	Euros (Pesetas)	—	7.625	From September 2001 to September 2009
Debentures-August 1996	—	19,533	Euros (Pesetas)	—	7.202	October 2001
Santander Central Hispano International, Ltd.-
Bonds-June 1998	600,000	600,000	Euros	—	Floating	June 2003
Bonds- March 1994	353,955	381,372	Pounds Sterling	230	7.90	March 2019
Program US$4,000,000,000:
Dollars-
Issued from July 97 to August 97	739,248	869,556	U.S. Dollars	737	Floating	From July 2002 to August 2002
January 1998	501,253	589,623	U.S. Dollars	500	5.875	January 2003
Yen-
Issued in 1994	25,500	47,450	Yen	3,000	4.70	December 2004
May 1997	—	123,376	Yen	13,000	Floating	November 2001
Lira-						December 2000
Issued from January to April 1998	216,911	216,911	Euros (Lira)	—	Floating	From January 2005 to April 2008
June 1998	18,078	18,078	Euros (Lira)	—	7.50	June 2013
Deutsche marks-
Issued in August 1997	153,390	153,390	Euros (Deutsche marks)	—	Floating	August 2007
Issued from March 98 to April 98	511,293	511,293	Euros (Deutsche marks)	—	From 5 to 5.375	From April 2005 to February 2008
French francs-
Issued in October 1994	304,899	304,899	Euros (Francs)	—	8.375	October 2004
Issued from October 1997 to May 1998	1,006,164	1,103,741	Euros (Francs)	—	From 5 to 5.625	From April 2005 to February 2009
Dutch guilders issued in February 1998	181,512	181,512	Guilders	400	5.375	February 2008
Swiss francs issued from April to May 1998	33,965	32,839	Swiss francs	50	3.51 to 3.54	From April 2008 to May 2008
Portuguese escudos issued in August 1999	—	—	Euros (Portuguese escudos)	—	Floating	August 2000
Swedish Krona issued in October 1998	16,481	16,281	Swedish Krona	150	5.08	October 2002

Subtotal carried forward	5,622,240	6,453,783

Issuer	Thousands of Euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date
	June 2002	June 2001
Subtotal brought forward	5,622,240	6,453,783

Euros-
Issued February 1999	6,500	6,500	Euros	—	3.17	September 2002
Issued March 1999	—	300,000	Euros	—	Floating	March 2002
Issued February 2000	15,000	15,000	Euros	—	Floating	February 2003
Issued February 2000	10,000	10,000	Euros	—	Floating	February 2003
Issued March 2000	—	1,026,700	Euros	—	Floating	From February 2002 to March 2002
Issued July 2000	14,500	14,500	Euros	—	Floating	February 2003
Issued August 2000	500,000	500,000	Euros	—	Floating	August 2003
Issued September 2000	—	3,000	Euros	—	10	September 2001
Issued October 2000	500,000	520,000	Euros	—	Floating	October 2002
Issued December 2000	—	350,000	Euros	—	Floating	December 2001
Issued February 2001	—	4,000	Euros	—	9.100	February 2002
Issued April 2001	500,000	500,000	Euros	—	Floating	April 2004
Issued February 2002	535,000	—	Euros	—	Floating	February 2005 to January 2007
Pounds Sterling:
Issued April 2000	461,681	497,440	Pounds Sterling	300	Floating	April 2004
Issued August 2000	461,681	497,440	Pounds Sterling	300	Floating	April 2004
Issued September 2000	230,840	248,723	Pounds Sterling	150	Floating	September 2002
Issued January 2001	153,894	165,813	Pounds Sterling	100	Floating	January 2004
Issued May 2001	153,894	165,813	Pounds Sterling	100	Floating	November 2004
Yen issued April 2000	381,713	427,067	Yen	45,000	1.420	April 2005
Yen issued May 2001	241,110	270,473	Yen	28,500	0.160	December 2002
Yen issued May 2002	237,036	—	Yen	28,020	0.155	December 2004
Dollars-
Issued June 2000	501,253	589,623	U.S. Dollars	500	Floating	June 2005
Issued September 2000	—	5,956	U.S. Dollars	5	Floating	October 2001
Issued February 2001	501,253	589,623	U.S. Dollars	500	Floating	February 2004
Issued November 2001	8,972	—	U.S. Dollars	8,95	Floating	November 2003
Issued June 2002	80,201	—	U.S. Dollars	80	Floating	June 2005
Banco Santander Chile-
Bonds issued from October 1996 to December 1999	1,025,917	1,391,301	Chilean Peso	711,691	From 5.50 to 6.61	From October 2004 to December 2022

Subtotal carried forward	12,142,685	14,552,755

Issuer	Thousands of Euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date
	June 2002	June 2001
Subtotal brought forward	12,142,685	14,552,755

Santander Factoring Chile- (antes Santander Leasing Chile-)
Bonds	—	20,428	Chilean Pesos	10,859	6.18	Various maturities
Banco Santander Puerto Rico-
Debentures- January 1992	—	23,584	U.S. Dollars	20	Floating	From September 1997 to April 2002
Debentures- August 1994	50,125	58,959	U.S. Dollars	50	6.82	August 2004
Debentures- March 1995	65,126	76,651	U.S. Dollars	65	6.89	July 2003
Debentures- March 1995	35,069	41,274	U.S. Dollars	35	Floating	July 2003
Debentures- September 1996	—	70,631	U.S. Dollars	60	Floating	September 2001
Debentures- May 1998	40,100	47,167	U.S. Dollars	40	Floating	June 2003
Debentures- June 1998	38,111	57,204	U.S. Dollars	38	6.20	June 2018
Debentures- October 1998	21,654	25,471	U.S. Dollars	22	Floating	October 2003
Debentures- December 1999	24,390	28,650	U.S. Dollars	24	6.0	December 2019
Debentures- July 2000	—	117,925	U.S. Dollars	100	Floating	July 2005
Debentures- August 2000	25,276	29,696	U.S. Dollars	25	6.80	December 2020
Commercial Paper Issue	—	617,504	U.S. Dollars	524	Floating	July 2001
Commercial Paper Issue	—	233,451	U.S. Dollars	198	Floating	September 2001
Commercial Paper Issue	—	116,398	U.S. Dollars	99	Floating	October 2001
Bonds issued April and June 2001	—	277,121	U.S. Dollars	235	From 3.70 to 4.77	July 2001
Bonds issued April 2001	—	17,688	U.S. Dollars	15	4.54	October 2001
Bonds issued August 2001	24,335	—	U.S. Dollars	24	6.15	December 2021
Banesto Group-
Bonds- February 1998	—	177,136	U.S. Dollars	150	Floating	February 2003
Bonds- April 1998	51,128	51,128	Euros (Deutsche marks)	—	Floating	April 2003
Bonds- April 1998	50,125	59,043	U.S. Dollars	50	Floating	April 2003
Bonds- May 1998	175,000	175,000	Euro	—	Floating	May 2003
Bonds- July 1998	—	100,000	Euro	—	Floating	Jul 2001
Bonds- February 2001	600,000	600,000	Euro	—	Floating	February 2004
Bonds- July 2001	156,038	—	Euro	—	Floating	July 2003
Bonds- September 2001	2,000	—	Euro	—	Floating	March 2004
Bonds- October 2001	25,000	—	Euro	—	4.48	October 2006
Bonds- November 2001	20,733	—	Euro	—	Floating	November 2002

Subtotal carried forward	13,546,895	17,574,864

Issuer	Thousands of Euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date
	June 2002	June 2001
Subtotal brought forward	13,546,895	17,574,864

Bonds- January 2002	2,200	—	Euro	—	Floating	December 2002
Bonds- February 2002	20,000	—	Euro	—	4.87	February 2007
Bonds- February 2002	402,302	—	Euro	—	Floating	From June 2004 to February 2005
Bonds- March 2002	20,000	—	Euro	—	5.03	March 2007
Bonds- April 2002	14,645	—	Euro	—	5.14	March 2005
Bonds- April 2002	20,000	—	Euro	—	5.13	April 2007
Bonds- April 2002	3,012	—	Euro	—	Floating	From April 2003 to April 2004
Bonds- May 2002	3,654	—	Euro	—	Floating	From May 2003 to May 2004
Bonds- June 2002	1,000	—	Euro	—	Floating	June 2008
Mortgage bonds	1,000,000	—	Euro	—	Floating	March 2017
Mortgage bonds	125,000	—	Euro	—	Floating	June 2014
Banco Santander Peru-
Mortgage bonds	58	84	U.S. Dollars	0,06	10.0	March 2005
Debentures - Issued from September 1997 to November 2000	241,064	325,723	U.S. Dollars	240	From 7.50 to 9.0	From August 2002 to November 2010
Banco Santander de Negocios Portugal-
Debentures- 1996	14,460	14,460	Euro (Portuguese escudos)	—	Floating	February 2003
Debentures- 1997	796	793	Euro (Portuguese escudos)	—	Floating	September 2005
Debentures- 1998	—	3,973	Euro (Portuguese escudos)	—	Floating	March 2002
Debentures- 1999	6,500	11,497	Euro (Portuguese escudos)	—	Floating	September 2002
Debentures- August 2000	2,300	2,300	Euro	—	Floating	May 2003
Debentures- February 2001	7,400	7,400	Euro	—	Floating	January 2004
Debentures- April 2001	—	1,720	Euro	—	Floating	April 2002
Banco Río de la Plata-
Debentures- December 1993	250,627	294,808	U.S. dollars	250	8.75	December 2003
Programa Global 1998	—	341,982	U.S. dollars	300	Floating	August 2001
Programa Global 2000	25,530	549,301	U.S. dollars	25	Floating	August 2010
Programa Global 2001	50,125	—	U.S. dollars	50	Floating	August 2005
Programa Global 2002	150,802	—	U.S. dollars	150	Floating	June 2003
Programa Global 2002	406,015	—	U.S. dollars	405	From 1.98 to 2.80	September 2002 to March 2003
Banco Santiago-
Various bonds-	1,802,282	2,233,559	Chilean Pesos	1,250,264	From 6.0 to 7.0	October 2003 to August 2021

Subtotal carried forward	18,116,670	21,362,464

Issuer	Thousands of Euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date
	June 2002	June 2001
Subtotal brought forward	18,116,670	21,362,464

Santiago Leasing-
Debentures-	113,467	153,853	Chilean Pesos	78,720	From 5.4 to 5.9	September 2002 to January 2019
Banco Santander Portugal-
Debentures-Issued from June 1998 to October 1998	9,790	18,457	Euro (Portuguese escudos)	—	4.948	July 2008
Debentures-Issued from January 1998 to September 1998	—	107,443	Euro (Portuguese escudos)	—	Floating	July 2001 to January 2002
Debentures-Issued 1999	37,187	48,430	Euro	—	From 3.00 to 4.50	September 2002 to February 2009

Debentures-Issued 1999	17,246	72,500	Euro	—	Floating	From January 2003 to February 2004
Debentures-Issued 2000	—	15,482	Euro	—	2.0	April 2002
Debentures-Issued 2000	42,629	93,499	Euro	—	Floating	From February 2003 to November 2003
Debentures-Issued 2001	78,215	74,838	Euro	—	Floating	From August 2003 to December 2004
Debentures and mortgage bonds-Issued 2000	27,233	—	Euro	—	2.635 to 5.724	From January 2003 to March 2004
Debentures and mortgage bonds-Issued 2001	9,600	—	Euro	—	4.932	February 2004
Debentures-Issued 2002	40,451	—	Euro	—	Floating	From April 2004 to May 2009
Debentures-Issued 2002	23,224	—	Euro	—	From 3.0 to 3.5	From April 2004 to March 2005
Orígenes Vivienda
Bonds 2000	—	35,376	U.S. dollars	30	9.00	July 2001
Bonds 2001	—	109,673	U.S. dollars	93	8.426 to 11.843	September 2001 to February 2002

Bonds 2002	8,290	—	U.S. dollars	8,4	9.524	July 2002
Banca Serfin Mexico
Bonds issued 1998	—	324,504	Nuevos pesos	2,500	Floating	August 2001
Bonds issued 1998	—	285,559	Nuevos pesos	200	Floating	November 2001
Banco Santander Brasil
Mortgage Bonds	30,896	—	Brazilian real	87	10.0	From July to December 2002
Eurobonds-2001	30,000	29,935	Euro	—	7.261	November 2002
Eurobonds	186,236	435,602	U.S. dollars	186	6.92 to 9.725	November 2002 to December 2004

Subtotal carried forward	18,771,134	23,167,615

Issuer	Thousands of Euros		Currency	Amount in Currency (Millions)	Interest Rate	Maturity Date
	June 2002	June 2001
Subtotal brought forward	18,771,134	23,167,615

-Portugal Group:
Banco Totta & Açores-
Debentures- Issued 2000	181,494	183,940	Euro	—	3.0 to 5.46	October 2002 to September 2003
Debentures- Issued 2000	226,637	228,511	Euro	—	Floating	July 2003 to May 2004
Debentures- Issued 2001	59,532	59,800	Euro	—	3.0 to 4.71	May 2003 to January 2004
Debentures- Issued 2001	108,241	79,388	Euro	—	Floating	July 2003 to May 2004
Bonds-	—	131,069	Euro	—	Floating	November 2001 to June 2002
Bonds- Issued 2002	112,575	—	Euro	—	Floating	July 2003 to June 2005
Companhia Geral Crédito Predial-
Bonds	24	24	Euro (Portuguese escudos)	—	Floating	June 2005
Debentures	2,300	2,300	Euro	—	5.724	May 2003
Debentures 2000	15,267	45,262	Euro	—	3.300	July to September 2003
Debentures 2000	131,111	169,398	Euro	—	Floating	August 2002 to March 2004
Debentures 2001	30,000	—	Euro	—	4.250	May 2003
Debentures 2001	50,782	—	Euro	—	Floating	June 2003 to November 2004
Debentures 2002	120,000	—	Euro	—	3.0 to 5.3	March 2004 to May 2009
Debentures 2002	37,577	—	Euro	—	Floating	April 2004 to June 2005
Banco Standard Totta de Moçambique,SARL-
Debentures	4,260	5,379	Metical	100,000	Floating	October 2003
SCH Loc. sdade locaçao financeira-
Debentures 1998	9,977	9,977	Euro (Portuguese escudos)	—	Floating	October 2005
SCH Rent. Aluguer de longa duraçao-
Bonds	—	3,492	Euro (Portuguese escudos)	—	Floating	September 2001
Banco Santander, S.A. (Brasil)
Bonds	255,836	—	Euro (Deutsche marks)	—	8.257	November 2005
Bonds	105,953	—	U.S. Dollars	103,9	9.344 to 10.667	May 2004 to March 2005

Balance at end of the period	20,222,700	24,086,155

(6)	SUBORDINATED DEBT

	Thousands of Euros			Amount in
Issuer	June 2002	June 2001	Currency	Currency (Millions)	Interest Rate	Maturity Date
Banco Santander Central Hispano-
May 91	298,895	298,895	Euro (Peseta)	—	Floating	May 2011
December 1993	36,061	36,061	Euro (Peseta)	—	9.00	Dec. 2003
December 1993	30,051	30,051	Euro (Peseta)	—	Floating	Dec. 2003
October 1994	74,820	74,820	Euro (Portuguese escudo)	—	Floating	Oct. 2004
December 1994	215,505	215,505	Euro (Peseta)	—	11.5	Dec. 2002
April 1995	51,122	51,122	Euro (Portuguese escudo)	—	Floating	Apr. 2005
June 1995	60,101	60,101	Euro (Peseta)	—	12.70	Dec. 2010
December 1995	80,235	80,235	Euro (Peseta)	—	10.75	Dec. 2010
March 1997	60,101	60,101	Euro (Peseta)	—	7.375	Dec. 2012
June 1997	60,101	60,101	Euro (Peseta)	—	7.65	Dec. 2015
September 1998 (1)	20,756	20,756	Euro	—	2.00	Oct. 2003
Santander Central Hispano Issuances Ltd-
April 1990	200,501	235,849	US Dollar	200	Floating	Perpetuity
July 1990	401,002	471,698	US Dollar	400	Floating	Perpetuity
October 1990	92,231	108,489	US Dollar	92	Floating	Perpetuity
February 1995	150,376	176,884	US Dollar	150	Floating	Sep. 2004
April 1995	300,752	353,774	US Dollar	300	7.875	Apr. 2005
May-95	150,376	176,884	US Dollar	150	7.750	May 2005
July 1995	200,501	235,849	US Dollar	200	6.80	Jul. 2005
August 1995	150,376	176,884	US Dollar	150	Floating	Aug. 2005
November 1995	200,501	235,849	US Dollar	200	7.250	Nov. 2015
February 1996	300,752	353,774	US Dollar	300	6.375	Feb. 2011
April 1996	250,627	294,808	US Dollar	250	7.00	Apr. 2006
May 96	200,501	235,849	US Dollar	200	7.250	May 2006
October 1996	150,376	176,884	US Dollar	150	Floating	Oct. 2006
February 1997	150,376	176,884	US Dollar	150	Floating	Feb. 2007
June 1998	153,390	153,390	Euro (Deutsche mark)	—	5.25	Jun. 2008
July 99	500,000	500,000	Euro	—	5.125	July 2009
March 00	500,000	500,000	Euro	—	6.375	July 2010
June 2000	82,295	97,081	Singapore Dollar	150	5.150	Jun. 2010
February 97	626,648	737,027	US Dollar	625	7.625	Feb. 2007
June 1994	225,564	265,329	US Dollar	225	8.250	Jun. 2004
June 1995	100,251	117,925	US Dollar	100	7.50	Jun. 2005
February 1996	200,501	235,849	US Dollar	200	6.50	Feb. 2006
July 1996	225,564	265,342	US Dollar	225	7.70	Jul. 2006
June 1994 (from BCH Financial Services)	16,920	18,980	Japanese Yen	2,000	Floating	Jun. 2004
April 1994 (from BCH Financial Services)	28,121	28,121	Euro (Deutsche Mark)	—	Floating	Apr. 2009
September 2000	1,002,506	1,179,246	US Dollar	1,000	7.625	Sep. 2010
November 2000	307,787	331,626	Pounds Sterling	200	6.750	Nov. 2010
March 2001	500,000	500,000	Euro	—	6.0	Mar. 2011
March 2001	500,000	500,000	Euro	—	Floating	Mar. 2011
September 2001	500,000	—	Euro	—	From fixed to floating	Sep. 2011
April 2002	350,000	—	Euro	—	Floating	April 2012

Subtotal carried forward	9,709,543	9,828,023

	Thousands of Euros			Amount in
Issuer	June 2002	June 2001	Currency	Currency (Millions)	Interest Rate	Maturity Date
Subtotal brought forward	9,709,543	9,828,023

April 2002	650,000	—	Euro	—	From fixed to floating	April 2012
May 2002	50,125	—	U.S. Dollars	50	Floating	May 2012
May 2002	50,125	—	U.S. Dollars	50	Floating	May 2012
Santander Central Hispano Finance BV-
August 1998	300,378	300,378	Euro	—	2.00	Aug. 2003
Santander Central Hispano Financial Services, Ltd-
February 1990	200,501	235,849	US Dollar	200	Floating	Perpetuity
November 1994	21,250	23,728	Japanese Yen	2,500	5.40	Nov. 2004
June 2001	307,790	331,620	Pounds Sterling	200	From fixed to floating	Perpetuity
CC Bank AG-
1993, 1994, 1995, 1996 and 1998 issues	57,775	57,775	Euro (Deutsche mark)	—	6.30 to 8.82	Jan. 2003 to Dec. 2007
Banco Santander Portugal-
February 1994	10,067	10,067	Euro (Portuguese escudo)	—	Floating	Feb. 2004
May 94	944	944	Euro (Portuguese escudo)	—	Floating	May 2004
February 2001	29,471	—	Euro (Portuguese escudo)	—	Floating	Perpetuity
BSN Portugal-
February 1996	32,383	32,383	Euro (Portuguese escudo)	—	Floating	Feb. To Oct. 2004
Banco Santander Chile-
April 1992	7,162	9,195	Unidades Fomento	300	7.5	Apr. 2005
October 1996	45,781	66,742	Unidades Fomento	2,530	6.0	Oct. 2016
November 1998	200,501	238,253	US Dollar	200	6.5	Nov. 2005
BSCH Perú-
September 1996	—	7,873	Nuevos soles	23,9	Floating	Sep. 2001
August 1997	5,514	6,365	US Dollar	5,5	8.50	Aug. 2007
January 1998	2,757	3,179	US Dollar	2,75	8.00	Jan. 2008
August 1998	4,729	7,158	Nuevos soles	16,35	Floating	Aug. 2008
January 1998	13,246	15,182	Nuevos soles	46	Floating	Jan. 2008
Banco Santiago-
January 1992	13,362	20,921	Chilean Peso	9,269	7,50	Jan. 2007
December 1995	28,233	46,783	Chilean Peso	19,585	7.00	Dec. 2015
March 1996	21,198	29,059	Chilean Peso	14,705	6.90	Mar. 2016
March 1996	21,826	33,855	Chilean Peso	18,526	6.90	Mar. 2011
July 1997	300,536	338,226	US Dollar	300	7.00	Jul. 2007
Grupo Banesto
October 1990	181,451	213,443	US Dollar	181	Floating	Perpetuity
July 1992	150,376	176,884	US Dollar	150	8.25	Jul. 2002
March 1997	150,376	176,884	US Dollar	150	7.5	Mar. 2007
June 1998	152,447	152,447	Euro (French Franc)	—	5.25	Jun. 2008
Banco Totta y Açores
July 1993	49,878	49,878	Euro (Portuguese escudo)	—	Floating	Aug. 2003
May-95	26,644	41,151	Euro (Portuguese escudo)	—	Floating	May. 2005
July 1996	74,820	74,820	Euro (Portuguese escudo)	—	Floating	Jul. 2006

Subtotal carried forward	12,870,719	12,529,065

	Thousands of Euros			Amount in
Issuer	June 2002	June 2001	Currency	Currency (Millions)	Interest Rate	Maturity Date
Subtotal brought forward	12,870,719	12,529,065

January 1998	29,924	29,924	Euro (Portuguese escudo)	—	Floating	Perpetuity
September 1987	3,678	3,678	Euro (Portuguese escudo)	—	Floating	Perpetuity
April 2001	16,337	16,337	Euro	—	5.000	April 2009
December 2000	13,212	13,865	Euro (Portuguese escudo)	—	Floating	Perpetuity
Credito Predial Portugues
July 1992	74,820	74,820	Euro (Portuguese escudo)	—	Floating	July. 2002
December 1997	11,015	23,758	Euro (Portuguese escudo)	—	Floating	Perpetuity
December 1998	24,520	24,942	Euro (Portuguese escudo)	—	Floating	Perpetuity
November 1998	31,255	37,407	Euro (Portuguese escudo)	—	Floating	Perpetuity
February 2001	3,766	—	Euro	—	6.39	Perpetuity
April 2001	20,000	20,000	Euro	—	5.00	April 2009
May 2001	5,282	11,000	Euro	—	Floating	May 2006
Mc Leasing. Sdade locaçao financeira	—	—
June 1997	4,988	4,988	Euro (Portuguese escudo)	—	Floating	Jun. 2007
Finconsumo	—	—
December 2000	16,798	16,798	Euro (Lira)	—	Floating	Dec. 2010
AKB Bank
June 2000	51,610	—	Euro	—	Floating	Perpetuity
June 2000	48,573	—	Euro	—	Floating	Dec. 2002
Other	—

Balance at end of the period	13,226,975	12,806,582

(1)    These issues are convertibles into Bank shares.

These are subordinated issues and, therefore, for debt seniority purposes they are junior to all common creditors and other debt securities issued. The issues of Santander Central Hispano Issuances Ltd. and Santander Central Hispano Financial Services Ltd. are guaranteed by Banco Santander Central Hispano, S.A. or are secured by restricted deposits at the bank.

The floating interest rate on the U.S. dollar perpetual bonds is tied to LIBOR for the dollar at three or six months, depending on the issue.

The August and September 1998 issues launched by the Bank and by Santander Central Hispano Finance B.V. are convertible into shares of the Bank at any time from January 1, 1999 through September 23, 2003, at the holders’ option at a conversion ratio of two shares for every security plus the equivalent in Euro of 0.242 shares at the Bank share’s closing price on the agreed conversion date.

(7)	MINORITY INTEREST

Minority interest reflected in unaudited interim consolidated balance sheet as of June 30, 2002 and 2001 amounted to €6,392,207 and €8,364,688 thousands respectively and includes non-cumulative preferred non-voting shares issued by BSCH Finance Limited, BCH Capital Limited, and BCH Eurocapital Limited, guaranteed by the Bank. It also includes non-cumulative preferred non-voting shares issued by Banesto Holdings Limited, Banco Santander Puerto Rico, Totta & Açores Financing LTD and Pinto Totta International Finance. All the preferred shares are subscribed by third parties outside the Group, as described in the table below, which shows the issuances at June 30, 2002:

Issuer/date of issue	Amount in currency (Million of currency units)	Interest rate
BSCH Finance Ltd.-
Jan-97	US$ 350	8.125%
May-97	US$ 200	8.125%
Jun-97	US$ 175	7.79%
Dec-97	US$ 200	7.35%
May-98	US$ 150	7.19%
May-98	DEM 500	6.25%
Aug-98	€250	6.15%
Dec-98	€600	6.20%
May-99	€1,000	5.50%
May-99	€332	5.50%
Oct-00	US$ 300	8.63%
Dec-00	US$ 295	9.40%
BCH Capital Ltd.-
Jul-95	US$ 230	9.43%
BCH Euro Capital Ltd.-
Jun-96	US$ 450	LIBOR + 2.30%
Apr-97	US$ 250	LIBOR + 1.55%
Banco Santander Puerto Rico
Jun-98	US$ 65.25	7.00%
Banesto Holdings Ltd.-
Dec-92	US$ 100	10.50%
Pinto Totta Int. Finance
1997	US$ 250	7.770%
Totta & Açores Financing
1996	US$ 150	7.770%

The following table shows 5 additional issuances that were outstanding at June 30, 2001, but which were amortized in the first quarter of 2002 with the funds raised in the capital increase of December 2001:

Issuer/date of issue	Amount in currency (Million of currency units)	Interest rate
BSCH Finance Ltd.-
Oct-95	US$ 200	8.125%
Jul-96	US$ 200	8.74%
Aug-96	US$ 200	8.54%
BCH Capital Ltd.-
Jan-94	US$ 100	10.50%
BCH International Puerto Rico
Nov-94	US$ 69	9.875%

(8)    RECENT EVENTS

See “Recent Events” in Item 4 in this report.

(9)	SIGNIFICANT DIFFERENCES BETWEEN SPANISH AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

As described in Note 2, the Unaudited Consolidated Financial Statements of the Santander Central Hispano Group are presented in accordance with accounting principles accepted in Spain (“Spanish GAAP”) which vary in certain respects from those generally accepted in the United States (“U.S. GAAP”). Following is a summary of:

• Significant valuation and income recognition principles under Spanish and U.S. GAAP	Note 9.1
• Net Income and Stockholders’ Equity reconciliation between Spanish and U.S. GAAP	Note 9.2
• Significant presentation differences between Spanish and U.S. GAAP	Note 9.3
• Consolidated Financial statements	Note 9.4
• Additional information required by U.S. GAAP	Note 9.5

(9.1)	SIGNIFICANT VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER SPANISH AND U.S. GAAP

Following is a description of the most significant valuation and income recognition principles under Spanish and US GAAP applicable to the financial statements of the Santander Central Hispano Group:

SPANISH GAAP	U.S. GAAP
Consolidation procedures (See Note 1 and Note 9.2.a)-

Consolidation includes all the companies that are directly or indirectly 50% owned by the Bank or, if less than 50% owned, are effectively controlled by the Bank, whose business activities do not differ from those of the Bank, and which constitute, together with it, a single decision-making unit.

Generally, consolidation is required for, and is limited to, all investments of greater than 50% of the outstanding voting rights, except when control is likely to be temporary or if it does not rest with the majority owner.

Foreign currency translation (See Note 9.2.b)-

A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a monthly average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported consistently with the underlying currency transaction.

For purpose of consolidation, net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of reserves.

Adjustments to income statement allowed under local accounting regulations in high-inflation countries are registered as extraordinary results.

A functional currency approach is used in identifying the consolidated impact of foreign currency transactions. The functional currency is generally the reporting currency of the operating unit. Transactions of individual reporting units in currencies other than the identified functional currency are first translated into the functional currency with resulting net gains or losses reported as a component of current period earnings.

For purpose of translating assets and liabilities, the exchange rate at the balance sheet date is used. Revenues, expenses, gains, and losses are translated using a weighted average exchange rate for the period. Gains and losses offset by qualifying hedge transactions are reported at market value.

For purpose of consolidation net translation gains and losses resulting from translation of the financial statements of operating units with functional currencies different from the parent, are recorded as a component of accumulated other comprehensive income.

The financial statements of operating units in a highly inflationary economy are remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3-year period.

SPANISH GAAP	U.S. GAAP

Allowance for loan losses (See Note 9.2.c)-

Banks are required to provide an allowance for loan losses, which is not less than prescribed reserve ratios applied against regulatorially defined stratification of the loan portfolio. Based on judgmental assessments of credit issues banks may provide increases to this minimum allowance. Pursuant to Bank of Spain regulations, an allowance must be recorded based on the time elapsed since a loan is past due and for those loans for which collection is considered to be doubtful.

A generic allowance covering 1% of total loans, guarantees, private sector debt securities and contingent liabilities must also be made. This allowance is limited to 0.5% for fully secured mortgage loans.

Additionally, a Country Risk allowance must be recorded to cover transfer risk arising from outstandings to borrowers in countries falling into certain risk categories established, including intra-group transactions.

Finally, Bank of Spain requires an allowance for the statistical coverage of credit losses. The amount of this allowance depends on calculations made using different coefficients for each category of the loan portfolio and on the net charges to income statement related to other loan losses.

The allowance for loan losses represents a reserve that is adequate to cover reasonably estimated loan losses incurred as of a reporting date but which is not excessive. The reserve estimation process is judgmental and includes consideration of identified losses as well as losses reasonably expected to exist based on judgmental assessment of historical trends, credit concentrations and other factors. For loans identified as impaired the allowance must at a minimum be such that the net carrying amount of the loan is one of the following:
•       The present value of the expected future cash flows,
         discounted at the loan’s effective interest rate,
•       The loan’s observable market price, or
•       The fair value of the collateral if the loan is collateral dependent.

Investment securities (See Note 9.2.e)-

Debt securities are classified as trading, ordinary investment or held-to-maturity securities, depending on the intent of the investment.
Equity investments in listed companies owned less than 3% and non-listed companies owned less than 20% are classified as trading, ordinary investment or permanent investment securities, depending on the intent of the investment.
Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.
Ordinary investment securities are measured at lower of cost adjusted for any premium or discount generated when the security was purchased (adjusted acquisition price) or market price, with unrealized losses reported in an accrual account or provisioned in the statement of income if deemed to be permanent creating a specific allowance. Releases from this allowance arise when unrealized losses disappear. Unrealized gains aren’t reported.
Held-to-maturity and permanent investment securities are stated at adjusted acquisition price.

Debt securities are classified as trading, available-for-sale or held-to-maturity securities, depending on the intent of the investment.
Equity investments in companies owned less than 20% with readily determinable fair values are classified as trading or available-for-sale, depending on the intent of the investment.
Trading securities are stated at market value, and differences between market value and book value are reported in the statement of income.
Available-for-sale securities are measured at fair value and unrealized gains and losses are reported as a net amount within Accumulated Other Comprehensive Income (Note 9.3(n)).
Held-to-maturity securities are stated at amortized cost.
Non-marketable equity investments of 20% or less are accounted for under the cost method. Carrying values of individual non-marketable equity securities are reduced through write-downs to reflect other-than-temporary impairments in value.

Investments in affiliated companies (See Note 9.2.d)-

Investments in listed affiliated companies owned over 3% and in unlisted affiliated companies owned over 20% are generally accounted for by the equity method.	Investments in affiliated companies over 20% but less than 50% are accounted for by the equity method.

Deferred charges (See Note 9.2.f)-

Capital increase expenses are amortized over a five-year period. Start up activities expenses are amortized over a five-year period.	These expenses are classified as a reduction of Stockholders’ Equity when incurred. These expenses are accounted for as non-interest expenses.

SPANISH GAAP	U.S. GAAP

Business combinations and goodwill amortization (See Note 9.2.g and Note 9.2.p)-

There are no specific guidelines in accounting for business
combinations.
It should be accounted as pooling of interest when there it
implies a deep managerial and economical reorganization, and when the difference in net value of both entities are not
significant. Otherwise, it should be recorded as an acquisition.
Generally, valuation of acquisitions is based on the book value of the net assets acquired. The difference between net assets and consideration paid is assigned, where appropriate, to those assets and liabilities whose fair value differs from their book value. Any difference remaining after this imputation is
classified as goodwill Income of the acquired company is
reflected only from the acquisition date onwards.

Positive goodwill is amortized over the period estimated to be benefited not exceeding 20 years (reasons for periods in excess of five years should be explained in notes to the financial
statements). Under special circumstances, and with the
authorization of the Bank of Spain, goodwill may be charged-off against reserves.

Up to June 30, 2001, there were two mutually exclusive
methods of accounting for business combinations:

1.      Purchase accounting:  the valuation was based on fair
         values of the net assets as of the time of the acquisition.
         The differences between the fair value of the net assets
         and the consideration paid represent goodwill. Income
         of the acquired company was reflected only from the
         acquisition date onwards.
2.      Pooling of interests:  the accounting was done by
         combining historical accounts of the parties both
         retroactively and prospectively. No fair value
         adjustments were made. There were 12 restrictive
         conditions to be met.

Positive goodwill arising in business combinations was amortized to income over the period in which they are estimated to be benefited.

From July 1, 2001, all business combinations must be accounted for using the purchase method. Intangible assets must be recognized as assets apart from goodwill. Goodwill will be no longer amortized, but instead it will be subject to an impairment test at least annually.

From July 1, 2001 to December 31, 2001, goodwill of past purchases was subject to amortization.

Premises and equipment (See Note 9.2.h)-

Premises and equipment are stated at revalued cost, net of the related accumulated depreciation. Revaluation is permitted
only pursuant to relevant legislation.

Depreciation is computed on the restated value using the straight line method over the estimated useful life of the asset. The amount of depreciation and amortization charged to income is deductible for corporate income tax purposes. In addition, gain or losses on sales of the asset are determined as the difference between the selling price and the net restated value.

Fixed assets acquired and certain of those leased from both
related and third parties through 1985, following the provisions of Spanish Royal Decree-Law 2/1985, were depreciated on an
accelerated useful lives basis.

Premises and equipment are stated at cost after subtracting accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset. No revaluation is permitted.

Long-lived assets and certain identifiable intangibles held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, future cash flows from the use of the asset and its eventual disposition are estimated. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the asset.

Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell. (Except for assets that are covered by APB Opinion No. 30, which are reported at the lower of carrying amount or net realizable value).

SPANISH GAAP	U.S. GAAP

Treasury stock (See Note 9.2.i)-

Gains or losses on transactions with Bank shares owned by dependent companies are accounted for as extraordinary results.	The results of transactions in parent company shares (treasury stock) are accounted for in “Retained earnings and other reserves” and have no effect on the income statement.

Loans granted to shareholders, employees and other third parties for the acquisition of treasury stock are recorded in the consolidated balance sheets under Loans and Leases.	Loans granted to shareholders, employees and other third parties for the acquisition of parent company stock are recorded as a reduction of Stockholders’ Equity.

Pension plan and early retirements (See Note 9.2.j and Note 9.2.l)-

Pension costs are accounted for using actuarial computations of current salaries, taking into account the return achieved by the pension fund in excess of the actuarial interest rate. Actuarial gains or losses are reflected in full in the income statement for the year in which they occur.
Commitments covered by insurance policies or separate funds are accounted for in the Group’s financial statements as an asset (the amount covered) and as a liability (included in the pension allowance). The remaining commitments are recorded as a liability (pension allowance) in the Group’s financial statement.

Exceptionally and, when the Bank of Spain deems it appropriate, pension and early retirement costs may be provided for with a charge to reserves.

U.S. Financial Accounting Standard No. 87 provides detail guidance regarding the accounting for pension liability and cost. This guidance requires the recording of the excess of a defined actuarial valuation of the present value of post retirement benefits over the adjusted fair value of plan assets maintained in an external fund.
Changes in pension liability or asset values resulting from experience different from actuarial estimates are treated as actuarial gains and losses. Such gains and losses may be amortized, by the straight-line method over a period not exceeding the average remaining service period of active employees,or by charges to income in the period incurred. Amounts recognized as expense may differ from amounts funded in the same year. The accrual of pension expense is intended to effectively match the full cost of the expected pension benefits to the period of employee service.

Early retirement costs are charged against income in the period when the employee retirements take place.

General risk allowance (See Note 9.2.k)-

Exceptionally, general allowances for non-specific risks are provisioned. It could only be used with Bank of Spain approval.	General risk allowances for unspecified contingencies are not permitted.

Income taxes (See Note 9.2.n)-

The tax expense for corporate income tax is calculated on the basis of book income before taxes, increased or decreased by permanent differences.
Deferred tax assets and liabilities are recorded in respect of timing differences that are expected to result in a taxation asset or liability in the foreseeable future.

Income tax expense is comprised of two components: current tax payable or refundable and deferred tax expenses or benefits. Deferred taxes are computed with respect to all differences between reported earnings and taxable earnings that are attributable to differences in the timing of expected revenue recognition or expense deductibility.
With limited exceptions, deferred tax assets and liabilities must be recognized regardless of when the timing difference is likely to reverse. A valuation allowance is recorded against deferred tax assets when it is more likely than not that the future tax benefit will not be realized.

SPANISH GAAP	U.S. GAAP
Derivative instruments and hedging activities (See Note 9.2.m)-
These instruments are registered in off-balance sheet accounts.	All derivatives are recognized either as assets or as liabilities on the Balance Sheet and measured at their fair value.

The accounting of profits or losses from these instruments depends on its designation as part of a hedging relationship.

Transactions aimed at eliminating or significantly reducing market risks and which are performed to reduce the risk to which the Group is exposed in its management of correlated assets, liabilities and futures transactions, are designated as hedging transactions.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation.

For a derivative to be designed as a hedging instrument some explicit conditions must be met, among others the hedge should be documented, identifying the risk to hedge and how effectiveness is being assessed. Also there are some specific elements that could not be eligible to be part of an accounting hedging relationship.

Non-hedging transactions arranged on organized markets are valued at market price, and market price fluctuations are recorded in full in the consolidated statements of income.	For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change.

The gains or losses arising from trading transactions arranged outside organized markets are not recognized in income until they are effectively settled. However, provisions are recorded with a charge to income for unrealized net losses. These provisions are calculated independently for each risk (interest rate, equity price and currency), by grouping them by currency, then netting unrealized profits and losses for each group, and then adding only the net losses of each group.

The gains or losses arising from hedging transactions are accrued symmetrically to the revenues or expenses arising from the hedged items, with a balancing entry under “Other Assets” or “Other Liabilities” in the consolidated balance sheets.

A hedging derivative may be specifically designated as:
(a)    a hedge of the exposure to changes in the fair value of a
         recognized asset or liability or an unrecognized firm
         commitment, and its gains or losses are recognized in
         earnings in the period of change together with the
         offsetting loss or gain on the hedged item attributable to the risk being hedged.
(b)    a hedge of the exposure to variable cash flows of a
         forecasted transaction. In this case the effective portion of the derivative’s gain or loss is initially reported as a
         component of other comprehensive income (outside
         earnings) and subsequently reclassified into earnings
         when the forecasted transaction affects earnings. The
         ineffective portion of the gain or loss is reported in
         earnings immediately.
(c)    a hedge of the foreign currency exposure of a net
         investment in a foreign operation, an unrecognized firm
         commitment, an available-for-sale security, or a foreign-
         currency-denominated forecasted transaction. The gain or
         loss of these derivatives is reported in other comprehensive income (outside earnings) as part of the cumulative
         translation adjustment.

SPANISH GAAP	U.S. GAAP
Stock options plans (See note 9.2.b)–
Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan.
There are no standard valuation and accruing criteria defined. It depends on the strategy an entity elects to provide the stock considered under the plan: issuance of new stock purchase of it, purchase of equity swaps, etc.

Compensation cost in stock option plans should be recognized as an expense in the periods in which an employee performs the services considered under the plan. There are two alternatives to evaluate this expense:
•   Under the fair value based method (SFAS 123), compensation cost is measured at the grant date based on the value of the award. The fair value of a stock option granted by a public entity shall be estimated using an option-pricing model that takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the expected term of the option
•   Under the intrinsic value based method (APB 25), compensation cost is the excess, if any, of the quoted market price of the stock at measurement date over the amount an employee must pay to acquire the stock. The measurement date is the first date on which are known both (1) the number of shares that an individual employee is entitled to receive and (2) the option or purchase price, if any.

(9.2)    NET INCOME AND STOCKHOLDER’S EQUITY RECONCILIATION BETWEEN SPANISH AND U.S. GAAP

Following is a summary of the most significant adjustments to consolidated net income and to consolidated stockholders’ equity that would be required if U.S. GAAP had been applied instead of the accounting principles applied in the accompanying financial statements:

NET INCOME			Thousand of euros Increase (decrease) June 30,
			2002	2001
As reported in the interin report to stockholders			1,196,560	1,381,865

Adjustments to conform to U.S. GAAP:
• Pension plan	(j	)	(9,195)	(9,195)
• Elimination of depreciation related to revaluation of premises and equipment	(h	)	26,728	10,193
• Differences in equity investments in affiliated companies	(d	)	96,476	(168,987)
• Amortization of goodwill	(g	)	355,651	(187,420)
• Differences in allowances for loan losses	(c	)	(45,993)	224,700
• (Gains) and losses in parent company shares transactions	(i	)	8,790	2,650
• Early retirements	(l	)	(802,776)	(432,260)
• Valuation of investment securities	(e	)	143,122	(43,982)
• Deferred charges	(f	)	21,832	19,743
• Effect of Purchase (US GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g	)	—	(47,059)
• Valuation of derivative instruments	(m	)	14,138	70,829
• Effect of following SFAS 109 in the accounting for income taxes for each year	(n	)	2,380	2,380
• Cumulative tax effect of adjustments	(n	)	208,935	131,411

Approximate net income in accordance with U.S. GAAP			1,216,648	954,868

Other comprehensive income, net of tax:
• Unrealized gains (losses) on securities	(o	)	(976,219)	(3,027,147)
• Net gains (losses) on derivative instruments	(o	)	(6,971)	85,980
• Foreign currency translation adjustment			(4,312,179)	350,582

Other comprehensive income	(o	)	(5,295,369)	(2,590,585)

Approximate comprehensive income in accordance with US GAAP			(4,078,721)	(1,635,717)

STOCKHOLDERS’ EQUITY			Thousand of euros Increase (decrease) June 30,
			2002	2001
As reported in the interin report to stockholders			19,172,520	19,599,060

Adjustments to conform to U.S. GAAP:

• Pension plan	(j	)	64,429	82,825

• Reversal of the net effect of the revaluation of premises and equipment	(h	)	(241,548)	(269,878)

• Differences in equity investments in affiliated companies	(d	)	(339,064)	(432,001)

• Amortization of goodwill	(g	)	2,025,979	2,441,179

• Differences in allowances for loan losses	(c	)	554,009	482,300

• Deduction for employee and other third parties loans granted to purchase parent company shares	(i	)	(122,929)	(135,672)

• Valuation of investment securities	(e	)	4,668,129	6,661,792

• Deferred charges	(f	)	(117,489)	(199,584)

• General Risk Allowance	(k	)	132,223	132,223

• Early retirement	(l	)	(802,776)	(432,260)

• Effect of Purchase (US GAAP) vs. Pooling (Spanish GAAP) accounting in the BS-BCH merger	(g	)	1,983,010	2,030,069

• Valuation of derivative instruments	(m	)	(30,232)	203,106

• Effect of following SFAS 109 in the accounting for income taxes for each year	(n	)	15,073	10,313

• Cumulative tax effect of adjustments	(n	)	(65,944)	(1,003,907)

Approximate Stockholders’ Equity in accordance with US GAAP			26,895,390	29,169,565

NOTES TO THE NET INCOME AND TO THE STOCKHOLDERS’ RECONCILIATION

Following are some explanations of the reconciliation items. Most of them come from recurrent differences and more information could be found in note 27 to the financial statements on the 2001 Form 20-F.

A)	CONSOLIDATION PROCEDURES

There are a number of companies which are more than 50% owned by the Bank, whose business activities differ from those of the Bank’s and, following Spanish GAAP (see “Consolidation Principles” in note 1) are accounted for by the equity method (basically insurance and real estate companies). Under U.S. GAAP, these companies should be consolidated using the global integration method. The effect of using one method instead of the other would have no impact on the consolidated Stockholders’ Equity or on the consolidated net income. Identified differences between Spanish GAAP and U.S. GAAP in these non-consolidated entities are included in this reconciliation.

B)	FOREIGN CURRENCY TRANSLATION AND STOCK OPTION PLANS

Differences between Spanish and U.S. GAAP with respect to translation of foreign currency financial statements would only impact reclassification in stockholders’ equity, but not the total. The accounting differences between Spanish and U.S. GAAP on the few stock option plans issued gives rise to no significant adjustment.

C)  ALLOWANCES FOR LOAN LOSSES

First, the Spanish GAAP allowance to cover possible losses on intra-group transactions subject to country-risk is eliminated. Second, also under this item in the reconciliation is reversed the Spanish GAAP Allowance for Statistical Coverage.

D)  INVESTMENTS IN AFFILIATED COMPANIES

There are certain affiliates in which the Group holds an ownership interest of less than 20% and are accounted for by the equity method according to Spanish GAAP. Under U.S. GAAP, the Group’s investments in these companies should be accounted for as indicated by SFAS No. 115. In this adjustment we change the valuation of these holdings from the equity accounting method to lower of cost or market (Investment Securities under Spanish accounting classification). Afterwards the final adjustment to meet SFAS 115 is done, together with all other securities, in the Investment Securities adjustment described in the following note E).

E)  INVESTMENT SECURITIES, AVAILABLE FOR SALE PORTFOLIO

After having adjusted the different criteria in equity holdings described in note D) above, the valuation adjustment of these and all the rest of the investment securities was made in two steps:
- First all the effects of the Spanish GAAP price fluctuation allowance are reversed against net income (changes in unrealized losses from those of previous year) and reserves (unrealized losses arisen in past years), and
- Then, unrealized gains and losses are recorded against reserves (Accumulated Other Comprehensive Income).

The net income reconciliation item reverses the net provisions made to the price fluctuation allowance in the year, and recognizes the loss on sale of securities that were charged against net income under Spanish GAAP in previous years.

The Stockholders’ Equity reconciliation item includes the reversion of the effect of the price fluctuation allowance and the unrealized gains of debt and equity securities included in the available for sale portfolio and in the equity securities mentioned in the previous note D, The related deferred tax liability is recorded under the “Other liabilities” caption.

F)  DEFERRED CHARGES

Certain expenses concerning basically capital increases are amortized over a five-year period according to Spanish GAAP. The U.S. GAAP criterion is to reflect them as a decrease in Stockholders’ Equity. This adjustment also includes as an expense the cost of start-up activities, which under Spanish GAAP are activated and depreciated on a straight-line basis.

G)  GOODWILL AND BUSINESS COMBINATIONS

The June 2001 reconciliation item was calculated using the following criteria:
For the purpose of reporting in accordance with U.S. GAAP, Santander Central Hispano Group’s accounting policy, (before SFAS 141 and 142) was to amortize goodwill on a straight-line basis by charges to income over periods estimated to be benefited. This amortization period is generally estimated to be between 2 and 20 years. An impairment test was realized if facts and circumstances indicated that unamortized goodwill may be impaired, the review was made to determine what amount, if any, was recoverable based on the estimated undiscounted cash flows of the entity acquired over the remaining period, the carrying amount of goodwill is reduced by the estimated shortfall of cash flows.

The June 2002 reconciliation item was calculated applying FASB statement Nº 141 (SFAS 141) “Business Combinations” and No. 142 (SFAS 142) “Goodwill and Other Intangible Assets”, which states that Goodwill will no longer be amortized, but will be subject to annual impairment tests. As Spanish Gaap statements continue to include an amortization expense the reconciliation adjustment will always have the positive effect of eliminating this expense. An additional effect (positive or negative) could arise from the fact that two imparment tests are conducted (both under Spanish and under U.S. GAAP) over different Goodwill balances.

-
The positive amount of the net income reconciliation item of June 2002 comes from the positive effect of the elimination of Spanish GAAP amortization of Goodwill (remaining amount after the adjustment D) above € 355,651 thousand).

The stockholders’ equity reconciliation item also includes the historic difference of goodwill balances.

In our Group, the main differences in goodwill balances between Spanish GAAP and US GAAP are, both at June 30, 2002 and 2001 the following:
-
The different criterion in equity accounting of investments in affiliated companies (for example investments in Royal Bank of Scotland or Unión Fenosa). These differences between Spanish and US GAAP on this goodwill is adjusted in the “Differences in equity investments in affiliated companies” adjustment (see note D above).

-	The charge-off of goodwill against reserves in Spanish GAAP under special circumstances (for example the goodwill from the acquisition of Banesto).
-	The Goodwill early amortized in 1997 under Spanish GAAP (mostly from Latin-American purchases).
-	The different criteria in Business Combinations accounting (for example the goodwill arisen in the merger of Banco Santander and Banco Central Hispano).

H)  REVALUATION OF PREMISES AND EQUIPMENT

Under special circumstances and pursuant to relevant legislation revaluation is permitted under Spanish GAAP. In addition, the premises and equipment of certain foreign companies have been restated pursuant to legislation enacted in their respective countries.

The adjustment to net income reflects the reversal of the additional depreciation on the revalued premises and equipment, net of the corresponding tax benefit attributable to such depreciation. The related deferred tax asset is being recorded in income in the years in which the relevant deductions are allowed for income tax purposes. The adjustment to Stockholders’ Equity reflects the reversal of all unamortized revaluation surpluses.

I)  RESULTS ON TRANSACTIONS WITH PARENT COMPANY SHARES AND EMPLOYEE AND OTHER THIRD PARTY LOANS

Gains and losses from treasury stock have been reclassified from Net income to Reserves for U.S. GAAP purposes.
Loans granted to the stockholders, employees and other third parties for the acquisition of the Bank shares have been recorded as a reduction of Stockholders’ Equity.

J)  PENSION PLAN

In 1991, the Group recalculated its actuarial liability for past service by changing certain assumptions. Gains and losses derived from this recalculation were covered with charges to reserves under Spanish GAAP. Under U.S.GAAP the net loss arising this change in actuarial assumptions should be amortized by the straight-line method, with charges to income, for a period not to exceed the average remaining service period of active employees or the average remaining life expectancy of retired employees.

Adjustments to net income relate primarily to the amortization of such gains and losses and the recognition of prepaid income taxes derived from pension plan liabilities. The U.S. GAAP amortization period ends in 2005.

The Group has no significant post-retirement benefit obligations to its employees other than the pension commitments.

K)  GENERAL RISK ALLOWANCE

The Group recorded allowances amounting to €132,223 thousand to cover non-specific banking risks. Under U.S. GAAP, such allowances are not permitted. Therefore, the allowance is reversed with an adjustment to Stockholders’ Equity. Its balance has not change in past years.

L)  EARLY RETIREMENTS

In accordance to with Rule 13.4 of Bank of Spain Circular 4/1991 and with the authorization from the Bank of Spain, the Bank, Banesto and HBF Banco Financiero offered certain employees the possibility of taking early retirement before the age stipulated in the current collective labor agreement. The specific allowance needed is usually registered in December against reserves and against deferred tax assets.

Under US GAAP, the costs incurred for early retirements should be recognized in net income at the moment when the early retirement actually takes place or earlier when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated.

Therefore, each mid-year the reconciliation item creates the specific allowance with the estimated amount (still not booked under Spanish GAAP), while each end-year the reconciliation item replaces the net charges to reserves with a charge to net income.

M)  VALUATION OF DERIVATIVE INSTRUMENTS

Only for reconciliation between Spanish and U.S. GAAP purposes, the Group adopted SFAS 133 on January 1, 2001.

In order to conform to U.S. GAAP:
-    Some transactions have been changed from hedge accounting to speculative accounting.
-    Hedging transactions that meet U.S. GAAP criteria have been marked to market.
-    Unrealized gains on speculative positions of some derivative instruments have been added to net income.

The transition adjustment as of January 1, 2001 increased net income by €132,409 thousand (net of related income taxes of €71,292 thousand), and an increase in equity (Other Comprehensive Income) of €60,191 thousand (net of taxes).

For more information about derivatives, see notes 23 and 27.5.F on the 2001 20F form.

N)  INCOME TAXES (SFAS NO. 109)

The previous adjustments to net income and Stockholders’ Equity do not include their related effects on corporate income tax, except for the adjustment mentioned in L), which are disclosed under “Cumulative tax effect of adjustments” item on the reconciliation statements.

Under Spanish GAAP, only the timing differences arising from the recording of the non-specific banking risks allowance and those which have a specific reversal period of less than 10 years have been recorded. Of these, the timing differences originated by the non-specific banking risks allowance, amounting to €46,278 thousand, has been reversed (see item K in the stockholder’s equity reconciliation). All other timing differences are deemed to be permanent differences for all purposes.

In addition to the aforementioned timing differences recorded under Spanish GAAP, as a result of application of SFAS No. 109, the Group has recorded deferred tax assets and deferred tax liabilities arising from some other adjustments in Spanish to U.S. GAAP reconciliation. Additionally, a valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets won’t be realized.

O)   OTHER COMPREHENSIVE INCOME (SFAS 130)

The negative amount in unrealized gains on securities of 2001 is due to both to the reduction of the unrealized gains on our holding in Vodafone and to the partial divestment in that company.

Net gains (losses) on derivatives for the six months ended June 30, 2001 include the Euros 60,191 thousands after-tax transition adjustment gain resulting from the adoption (for Spanish to U.S. GAAP reconciliation purposes only) of SFAS 133 on January 1, 2001.

P)   RECENT PRONOUNCEMENTS

1.
In June 2001, the FASB issued Statement No. 141 (SFAS 141) “ Business Combinations” and No. 142 (SFAS 142) “Goodwill and Other Intangible Assets” which require that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The non-amortization provisions of the new rules are effective for fiscal years beginning after December 15, 2001, and immediately for any purchase business combinations completed after June 30, 2001. In relation with Intangible Assets, the company will not recognize Intangible Assets not allowed under Spanish GAAP, unless they represent a very significant amount and have a stable fair value, and will directly expense them.

2.
In August 2001, the FASB issued Statement No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of long-lived Assets” (SFAS 144), which supersedes SFAS 121 and APB 30. The new standard establishes additional criteria to determine when a long-lived asset is held for sale. It also extends the definition of “discontinued operations,” but does not allow for the accrual of future operating losses, that were previously permitted. The provisions of the new standard will generally be applied prospectively.

3.
In June 2002, FASB issued Statement No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”, which requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management’s commitment to an exit plan. Furthermore, SFAS No. 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. It is not expected that SFAS No. 146 will materially affect the financial statements.

(9.3) SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN SPANISH AND U.S. GAAP

In addition to the differences in valuation and income recognition principles disclosed in Note 9.1, other differences relating to the financial statements presentation exist between Spanish and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between Spanish and U.S. GAAP reported net income and/or Stockholders’ Equity, it may be useful to understand them to better interpret the Group’s financial statements presented in accordance with U.S. GAAP. Following is a summary of the significant classification differences that pertain to the basic financial statements.

BALANCE SHEET-

a.
Under Spanish GAAP, the investment in medium- and long-term Bank of Spain certificates was presented under the caption “Spanish Debt Securities” in the balance sheet. Under U.S. GAAP, these certificates are presented under the caption “Interest-earning deposits in other banks”.

b.
The captions “Due from credit entities” and “Loans and leases, net of allowance” include securities purchased under agreements to resell to financial institutions and other customers, respectively. Under U.S. GAAP, securities purchased under agreements to resell are presented as a separate item.

c.
Investments in debt securities issued by the Spanish Government, other public and private issuers and investments in equity securities (other than investments in affiliated companies) are presented as separate items in the balance sheet. Under U.S. GAAP, investments in debt and equity securities (other than investments in affiliated companies) are presented under the caption “Investment securities”.

d.
Investments in affiliated companies are presented under “Investments in non-Group companies” and “Investments in Group companies”. Under U.S. GAAP, such investments are presented under “Investments in affiliated companies”.

e.
Assets acquired through foreclosure and waiting disposition, net of the related allowances, are included under “Premises and Equipment” in the balance sheet. Under U.S. GAAP, such assets are presented under “Other assets”.

f.
Treasury stock and prior years’ losses in consolidated companies are presented as separate asset items in the balance sheet. The interim dividends are presented under the “Other Assets” caption. Under U.S. GAAP, such items are reported as a reduction of “Stockholders’ Equity”.

g.
The “Other assets” caption on the asset side of the U.S. GAAP balance sheet includes the followings Spanish GAAP captions: “Intangible assets”, “Goodwill in consolidation”, “Other assets” and “Accrual accounts”.

h.
Funds from credit entities and from customers, both including securities sold under agreements to repurchase and other short-term borrowings, are presented as separate items in the balance sheet. Under U.S. GAAP, such funds are presented under “Deposits” classified by nature, except securities sold under agreements to repurchase and other short-term borrowings, which are presented under the caption “Short term borrowings”.

i.
The captions “Debt securities in issue” and “Subordinated debt” disclosed in the balance sheet under Spanish GAAP are presented under the caption “Long term debt” under U.S. GAAP, except the item “Promissory Notes” which is included under the “Short term borrowings” caption.

j.
The following captions in the liability side in the Spanish GAAP balance sheet are presented under the caption “Other liabilities” in the U.S. GAAP balance sheet: “Other liabilities”, “Accrual accounts”, “Allowances for contingencies” and “General risk allowance”.

k.	Net income attributed to minority interest is included in the caption “Minority interest” under U.S. GAAP.

l.
The following captions in the Spanish GAAP balance sheet are presented under the item “Retained earnings and other reserves” in the U.S. GAAP balance sheet: “Net income attributed to the Group”, “Paid in surplus”, “Retained earnings and other reserves”, “Revaluation reserves” and “Reserves in consolidated companies”, in addition to the captions disclosed above.

m.
The caption “Pension allowance” in the U.S. GAAP balance sheet is netted of the amounts of pension commitments covered by contracts taken out with insurance companies, these amounts are presented in the Spanish GAAP balance sheet under the caption “Other Assets”.

STATEMENT OF INCOME-

a.
The breakdown of interest income and interest expense under Spanish and U.S. GAAP is determined by the classification of the assets and liabilities that generate such income and expenses. However, net interest income under Spanish GAAP includes dividends from common stocks and affiliated companies and the interest cost assigned to the pension plan, which are classified as a part of “Gains (losses) from investment securities”, “Gains (losses) from affiliated companies” and “Salaries and employee benefits” in the U.S. GAAP statement of income, respectively.

b.
Commissions and fees received and paid by the Group are presented as separate items in the statement of income for Spanish GAAP purposes. Under U.S. GAAP, such commissions and fees are classified, net, between “Commissions and fees from assets and securities activities” and “Other fees, net”.

c.	“Gains (losses) from financial transactions” includes results from investment securities and results from foreign exchange and derivatives. Under U.S. GAAP, such gains and losses are disclosed separately under “Gains (losses) from investment securities” and “Gains (losses) from foreign exchange and derivatives”.

d.	“Other operating revenues” and “Other operating expenses” items are included as amounts under “Other expenses” in the U.S. GAAP statements of income.

e.
Occupancy and maintenance expenses of premises and equipment are included under the caption “Other administrative expenses”. Under U.S. GAAP, such expenses are included as a part of “Occupancy expenses of premises, depreciation and maintenance”.

f.
Amortization of intangible assets is included as a part of “Depreciation, amortization and write-down of premises and equipment and intangible assets”. Under U.S. GAAP, such amortization is included under “Other expenses”.

g.
The following Spanish GAAP captions relating to operations with affiliated companies “Net income from companies accounted for by the equity method”, “Gains on Group transactions” and “Losses on Group transactions” are included under “Gains (losses) from affiliated companies’ securities” in the U.S. GAAP statement of income, except the results of transactions involving controlling company shares which are included under the “Other income” caption.

h.
U.S. GAAP description of Extraordinary Income is more restrictive than the Spanish GAAP description (non-banking results), for this reason “Extraordinary income” and “Extraordinary expenses” in the Spanish GAAP captions are presented under the “Other income” and “Other expenses” captions, respectively, for U.S. GAAP purposes.

(9.4)	CONSOLIDATED FINANCIAL STATEMENTS UNDER REGULATION S-X
REQUIRED FORMATS

Following are the consolidated balance sheets and consolidated statements of income of the Group under Spanish GAAP reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the SEC.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

CONSOLIDATED BALANCE SHEETS

	Thousand of Euros
	June 30,
	2002	2001
ASSETS
Cash and due from banks	9,717,601	14,103,891
Interest earning deposits in other banks	20,006,472	26,010,674
Securities purchased under agreements to resell	17,951,152	15,280,312
Investment securities	69,635,193	78,806,360
Loans and leases, net of unearned income	168,711,277	176,882,460
Less-Allowance for loan losses	(5,101,891)	(5,644,598)

Net Loans and leases	163,609,386	171,237,862
Premises and equipment, net	4,594,740	5,652,026
Investment in affiliated companies	7,006,461	8,980,768
Intangible assets	713,479	767,643
Goodwill in consolidation	10,838,833	10,703,977
Accrual accounts	8,773,318	9,648,168
Others	17,747,206	23,471,532

Total other assets	38,072,836	44,591,320

Total assets	330,593,841	364,663,213

LIABILITIES
Deposits
Non-interest deposits	7,282,057	6,676,036
Interest bearing:
Demand deposits	46,645,887	44,256,843
Savings deposits	22,473,328	25,068,149
Time deposits	78,796,059	98,402,360
Certificates of deposit	7,646,820	8,505,956

Total deposits	162,844,151	182,909,344
Short-term debt	75,984,314	79,028,410
Long-term debt	33,309,409	36,737,063
Taxes payable	575,722	864,316
Accounts payable	2,268,213	2,409,379
Accrual accounts	9,454,517	9,653,631
Pension allowance	6,027,955	5,347,511
Other Provisions	6,548,438	7,363,444
Others	7,722,423	11,902,588

Total other liabilities	32,597,268	37,540,869

Total liabilities	304,735,142	336,215,686
Minority interest	6,686,179	8,848,467
STOCKHOLDERS’ EQUITY
Capital stock	2,384,201	2,280,768
Retained earnings and other reserves	16,788,319	17,318,292

Total stockholders’ equity	19,172,520	19,599,060

Total liabilities and Stockholders’ equity	330,593,841	364,663,213

CONSOLIDATED STATEMENTS OF INCOME

	Thousand of euros
	June 30,
	2002	2001
Interest income:
Interest and fees on loans and leases	6,906,751	8,005,619
Interest on deposits in other banks	1,321,858	1,862,753
Interest on securities purchased under agreements to resell	354,490	1,711,156
Interest on investment securities	3,476,957	4,740,663

Total interest income	12,060,056	15,780,191

Interest expenses:
Interest on deposits	(4,418,158)	(6,475,905)
Interest on short-term borrowings	(1,572,305)	(2,768,839)
Interest on long-term debt	(838,890)	(1,114,853)

Total interest expense	(6,829,353)	(10,359,597)

Net interest income	5,230,703	5,420,594

Provision for credit losses	(982,690)	(835,052)

Net interest income after provision for credit losses	4,248,013	4,585,542

Non-interest income:
Commissions and fees from assets and securities activities	1,004,196	1,129,025
Other Fees, net	1,245,011	1,212,776
Gains (losses) from:
Affiliated companies’ securities	333,740	546,506
Investment securities	(294,530)	2,132,253
Foreign exchange, derivatives and other, net	556,142	(1,064,969)
Other income	717,140	278,245
Total non-interest income	3,561,699	4,233,836

Non-interest expense:
Salaries and employee benefits	(2,665,255)	(3,023,470)
Occupancy expense of premises, depreciation and maintenance, net	(573,344)	(618,153)
General and administrative expenses	(1,158,691)	(1,304,527)
Amortization of goodwill	(377,710)	(1,303,114)
Net provisions for specific allowances	(399,374)	(247,803)
Other expenses	(710,876)	53,009
Total non-interest expense	(5,885,250)	(6,444,058)

Income before income taxes	1,924,462	2,375,320

Income tax expense	(433,930)	(509,676)

Net consolidated income for the period	1,490,532	1,865,644

Net income attributed to minority interest	293,972	483,779
NET INCOME ATTRIBUTED TO THE GROUP	1,196,560	1,381,865

(9.5)	ADDITIONAL INFORMATION REQUIRED BY U.S. GAAP

a) Earnings per share

Effective December 31, 1997, the Group adopted SFAS No. 128, Earnings per share, which specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

All EPS amounts have been restated to conform to the new requirements and to reflect the 3-for-1 split of the Bank common stock completed on June 9, 1997, and the 2-for-1 split completed on June 23, 1998, and both the peseta to Euro conversion and for the 2-for-1 split completed on June 11, 1999.

Basic EPS is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to the potential dilution that could occur if securities or other contract to issue common stock (including stock options) where exercised or converted into common stock that then shared in the earnings of the entity.

In August and September 1998, the Group issued 6.4 million convertible subordinated bonds (Note 6) with a face value of 50 Euros and which pay annual interest of 2.125%. These bonds are convertible into new or already existing Banco Santander Central Hispano Ordinary shares at a conversion rate of approximately 1.51 shares for every bond.

At December 31, 2001, the stock options plans to employees could result in the allocation of 36,025,123 shares. The effect of these stock options plans is included in EPS calculation.

The computation of basic and diluted EPS for the periods ended June 30, is presented in the following table.

	Thousands of Euros except per share data
	2002	2001
NUMERATOR FOR BASIC AND DILUTED CALCULATION:

Spanish GAAP
Net consolidated income for the year	1,490,532	1,865,644
Less: preferred stock dividends	(211,425)	(260,695)
Less: net income attributed to minority interest	(82,547)	(223,084)

Net income for basic calculation	1,196,560	1,381,865
Plus: interest of convertible bonds	2,199	2,199

Net income for diluted calculation	1,198,759	1,384,064

U.S. GAAP
Net consolidated income for the year	1,513,518	1,435,582
Less: preferred stock dividends	(211,425)	(260,695)
Less: net income attributed to minority interest	(85,445)	(220,019)

Net income for basic calculation	1,216,648	954,868
Plus: interest of convertible bonds	2,199	2,199
Income for diluted calculation	1,218,847	957,067

DENOMINATOR FOR BASIC AND DILUTED CALCULATION:

Basic calculation weighted-average shares	4,687,676,868	4,561,119,838
plus: effect of convertible bonds	19,388,400	9,614,522
plus effect of stock options plans	4,700,832	17,548

Weighted-average shares for diluted calculation	4,711,766,100	4,570,751,908

EARNINGS PER SHARE RATIOS:

Spanish GAAP (Euros per share)
Basic earnings per share	0.26	0.30
Diluted earnings per share	0.25	0.30

U.S. GAAP (Euros per share)
Basic earnings per share	0.26	0.21
Diluted earnings per share	0.26	0.21

b) International operations and Business segment disclosures

This year the Group changed its business segment definition:

•
Retail business in Europe is integrated into a single area. It includes the former “Retail Banking in Spain “ area, the European retail banking included in the former “Retail Banking Abroad” area, and “Banesto”. The rest of this last area in now called “Retail Banking Latin America”.

•	Changes to some general criteria regarding both the allocation of capital for each business as well as the distribution of the costs.

More information about previous definition of business areas could be find in the 2001 20F form.

Now the Group divides its earnings and activities into five business areas for reporting purposes:

•	European Retail Banking
•	Retail Banking Latin America
•	Asset Management and Private Banking
•	Global Wholesale Banking
•	Corporate Center

The information in this report relates to both the accounting figures of the units that comprise each business area as well as the data available on the information management systems. In all cases, the financial statements are adapted to Spanish regulations, reflecting both the adjustments for homogenization and/or the applicable consolidation adjustments.

The criteria for the allocation of capital was changed for 2002 in order to make the returns on the different businesses comparable. All the areas have been assigned the minimum regulatory capital for risk assets, except for two areas: Corporate Banking and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weight the regulatory capital for Corporate Banking downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs, traditionally in the Corporate Center, have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria. The year 2001 figures have been adjusted to take account of the same criteria.

Accordingly, the business areas’ new definition and content are now as follows:

•	European Retail Banking:

This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. There are five units: Santander Central Hispano Retail Banking, Banesto, Consumer Financing, Portugal and On-line Banking.

•	Retail Banking Latin America

This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channeled through specialized business units. In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations except for amortization of goodwill, which continues to be considered as a cost unrelated to the management of business, and country-risk provisions.

•	Asset Management and Private Banking:

Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialized units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking:

This area covers Santander Central Hispano’s corporate banking in Spain and Europe, treasury activities in Madrid and New York and investment banking throughout the world.

•	Corporate Center:

This area is responsible for the centralized activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio and management of global shareholders’ equity through issues and securitization. Lastly, as the Group’s holding, it manages all capital and reserves and allocations of capital and liquidity in accordance with the aforementioned criteria. It is not responsible for provisions that do not stem from amortization of goodwill and country-risk nor, as previously stated, for costs related to the Group’s central services. Lastly, the area also covers, on a temporary basis, businesses that are being wound down or closed in order not to distort the recurrent revenues of other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

The following charts summarizes key financial data of each business activity:

Net attributable income (millions of euros)	Jan.- Jun. 2002	Variation 2002/2001		ROE (%)
		Amount	(%)	Jan.-Jun 02	Jan.-Jun 01
European Retail Banking	835.4	145.0	21.01	20.89	18.21
Santander Central Hispano	415.5	62.6	17.74	23.05	19.97
Banesto	226.0	11.9	5.57	18.66	19.33
Portugal	99.2	4.7	5.02	16.60	16.08
Consumer Financing in Europe	102.6	53.1	107.27	29.20	16.58
On-line Banking	(8.0)	12.7	61.35	—	—
Retail Banking Latin America	661.7	(0.4)	(0.07)	24.63	25.04
Asset Management & Private Banking	171.0	(7.4)	(4.13)	69.10	71.11
Global Wholesale Banking	141.9	(60.7)	(29.95)	14.18	18.74
Corporate Center	(613.4)	(261.9)	(74.48)	—	—

Total	1,196.6	(185.3)	(13.41)	12.81	15.27

Net operating income (millions of euros)	Jan.- Jun. 2002	Variation 2002/2001		Efficiency (%) January-June
		Amount	(%)	2002	2001
European Retail Banking	1,444.4	264.6	22.42	49.74	54.27
Santander Central Hispano	721.1	89.2	14.11	49.83	53.28
Banesto	310.7	36.4	13.27	50.61	53.67
Portugal	192.8	13.3	7.40	48.67	52.42
Consumer Financing in Europe	217.2	109.0	100.77	42.92	52.16
On-line Banking	2.5	16.7	—	89.96	126.76
Retail Banking Latin America	1,202.8	(297.2)	(19.82)	53.76	54.46
Asset Management & Private Banking	274.9	(4.3)	(1.55)	39.37	43.19
Global Wholesale Banking	281.9	(41.4)	(12.81)	40.53	38.56
Corporate Center	(72.8)	147.7	66.99	—	—

Total	3,131.2	69.2	2.26	50.59	54.00

Net Interest Revenue (millions of euros)	Jan.-Jun. 2002	Jan.-Jun. 2001	Variation 2002/2001
			Amount	(%)
European Retail Banking	2,256.9	2,075.7	181.2	8.7
Santander Central Hispano	1,059.9	1,033.9	26.0	2.5
Banesto	505.7	474.9	30.8	6.5
Portugal	335.0	345.4	(10.4)	(3.0)
Consumer Financing in Europe	321.4	197.4	124.0	62.9
On-line Banking	34.8	24.0	10.8	44.8
Retail Banking Latin America	2,479.9	2,864.5	(384.6)	(13.43)
Asset Management & Private Banking	64.2	75.5	(11.3)	(14.9)
Global Wholesale Banking	266.4	284.9	(18.5)	(6.5)
Corporate Center	(31.6)	(148.0)	116.4	78.6

Total	5,035.8	5,152.5	(116.8)	52.5

	NPL ratio (%)		NPL coverage (%)
(Millions of euros)	30.06.02	30.06.01	30.06.02	30.06.01
European Retail Banking	1.47	1.35	151.70	156.30
Santander Central Hispano	1.16	0.88	149.67	169.94
Banesto	0.84	0.77	255.67	258.84
Portugal	2.50	2.83	107.94	120.13
Consumer Financing in Europe	2.46	2.91	148.54	121.71
On-line Banking	4.01	2.37	85.18	124.92
Retail Banking Latin America	3.02	3.99	143.35	124.61
Asset Management & Private Banking	0.16	0.05	—	—
Global Wholesale Banking	1.80	1.18	127.42	164.90

Total	1.85	2.13	142.61	137.09

The income statement and the total assets reconciliation between business segment data and consolidated data are as following:

Total Assets	Euro MM.
June 2002
European Retail Banking	148,024.5
Retail Banking Latin America	105,849.5
Asset Management & Private Banking	9,160.7
Global Wholesale Banking	68,355.2
Corporate Center	79,635.2

Total assets for reportable segments	411,025.1

Balances between entities of different business segment	(44,288.7)
Liquidity lent between segments	(16,597.6)
Capital allocated to segments	(15,992.6)
Assets netted form liabilities in business segment balance sheet presentation (1)	4,300.8

Consolidated Total Assets	338,446.9

(1) See “Treasury Stock” and “Prior Year’s losses at consolidated companies” item in the consolidated balance sheet.

INCOME STATEMENT BY BUSINESS SEGMENT
January-June 2002
Amounts in millions of Euro

	European Retail Banking	Retail Banking Latin America	Asset Management & Private Banking	Global Wholesale Banking	Corporate Center	Total Group
Net interest revenue	2,256.9	2,479.9	64.2	266.4	(31.6)	5,035.8

Net fees and commissions	981.2	690.2	390.2	184.4	3.2	2,249.2

Basic revenue	3,238.1	3,170.1	454.4	450.8	(28.5)	7,285.0

Trading gains	56.9	84.7	24.3	45.9	41.4	253.3

Net operating revenue	3,295.0	3,254.8	478.7	496.7	12.9	7,538.3

Personnel and general expenses	(1,638.9)	(1,749.9)	(188.5)	(201.3)	(34.9)	(3,813.5)
a) Personnel expenses	(1,162.9)	(964.4)	(115.6)	(136.2)	(13.6)	(2,392.6)
b) General expenses	(476.0)	(785.5)	(72.9)	(65.2)	(21.3)	(1,420.9)
Depreciation	(194.4)	(187.2)	(14.6)	(13.2)	(51.2)	(460.6)
Other operating costs	(17.3)	(115.0)	(0.8)	(0.3)	0.3	(133.0)

Net operating income	1,444.4	1,202.8	274.9	281.9	(72.8)	3,131.2

Income from equity - acc. holdings	24.9	(3.1)	33.4	—	80.5	135.6
Other income	(6.3)	242.1	(46.6)	(13.9)	(157.2)	18.0
Net provisions for loan - losses	(290.2)	(657.6)	(1.3)	(83.0)	49.4	(982.7)
Goodwill amortization	—	—	—	—	(377.7)	(377.7)

Income before taxes	1,172.8	784.1	260.3	185.0	(477.7)	1,924.5

Net consolidated income	866.8	707.9	174.2	142.3	(400.7)	1,490.5

Net attributable income	835.4	661.7	171.0	141.9	(613.4)	1,196.6

EUROPEAN RETAIL BANKING
Income statement. January-June

Euro MM.			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	2,256.9	2,075.7	181.2	8.73

Net fees and commissions	981.2	896.3	85.0	9.48

Basic revenue	3,238.1	2,971.9	266.2	8.96

Trading gains	56.9	64.5	(7.6)	(11.81)

Net operating revenue	3,295.0	3,036.4	258.6	8.52

Personnel and general expenses	(1,638.9)	(1,647.8)	8.9	(0.54)
a) Personnel expenses	(1,162.9)	(1,165.1)	2.2	(0.19)
b) General expenses	(476.0)	(482.7)	6.7	(1.39)
Depreciation	(194.4)	(178.9)	(15.5)	8.68
Other operating costs	(17.3)	(29.9)	12.6	(42.16)

Net operating income	1,444.4	1,179.9	264.6	22.42

Income from equity - accounted holdings	24.9	29.9	(5.0)	(16.73)
Other income	(6.3)	13.4	(19.7)	—
Net provisions for loan - losses	(290.2)	(273.0)	(17.1)	6.28
Goodwill amortization	—	—	—	—

Income before taxes	1,172.8	950.1	222.7	23.44

Net consolidated income	866.8	724.5	142.3	19.63

Net attributable income	835.4	690.3	145.0	21.01

Balance sheet. June
Loans	106,055.8	95,068.8	10,987.0	11.56
Government securities	3,591.7	4,303.1	(711.4)	(16.53)
Due from banks	18,817.9	17,795.3	1,022.6	5.75
Investment securities	8,476.1	7,301.8	1,174.3	16.08
Tangible and intangible assets	3,399.3	3,390.3	9.0	0.26
Other assets	7,683.6	6,055.1	1,628.5	26.89

Total Assets / Liabilities	148,024.5	133,914.4	14,110.1	10.54

Customer deposits	90,169.9	85,464.7	4,705.2	5.51
Debt securities	7,591.7	5,955.9	1,635.8	27.47
Subordinated debt	1,363.6	1,248.7	114.9	9.20
Due to banks	26,661.0	22,157.7	4,503.3	20.32
Other liabilities	13,637.7	11,483.1	2,154.6	18.76
Capital assigned	8,600.5	7,604.3	996.2	13.10

Other managed funds (off - balance sheet)	52,886.0	52,245.8	640.2	1.23

Mutual funds	46,542.8	46,937.6	(394.8)	(0.84)
Pension funds	5,540.0	5,084.5	455.5	8.96
Managed portfolios	803.3	223.7	579.6	259.09

Customer funds	152,011.3	144,915.1	7,096.2	4.90

Total managed funds	200,910.5	186,160.2	14,750.3	7.92

The composition of this business segment is the following:

EUROPEAN RETAIL BANKING
January - June 2002

(Euro MM)	Santander Central Hispano	Banesto	Portugal Retail Banking	Consumer Financing in Europe	On-line Banking	Total
Net interest revenue	1,059.9	505.7	335.0	321.4	34.8	2,256.9

Net fees and commissions	572.1	217.4	85.2	83.7	22.9	981.2

Basic revenue	1,632.0	723.1	420.2	405.1	57.7	3,238.1

Trading gains	21.0	23.3	10.8	(0.4)	2.2	56.9

Net operating revenue	1,653.0	746.4	431.0	404.7	59.9	3,295.0

Personnel and general expenses	(823.7)	(377.8)	(209.8)	(173.7)	(53.9)	(1,638.9)
a) Personnel expenses	(636.4)	(281.1)	(133.3)	(93.5)	(18.6)	(1,162.9)
b) General expenses	(187.4)	(96.7)	(76.5)	(80.2)	(35.3)	(476.0)
Depreciation	(93.1)	(48.9)	(26.7)	(22.8)	(2.9)	(194.4)
Other operating costs	(15.0)	(9.0)	(1.7)	9.0	(0.6)	(17.3)

Net operating income	721.1	310.7	192.8	217.2	2.5	1,444.4

Net provisions for loan – losses	(137.3)	(56.9)	(16.4)	(68.5)	(11.1)	(290.2)
Other income	(6.0)	52.5	(32.6)	4.6	0.1	18.6

Income before taxes	577.9	306.3	143.9	153.2	(8.5)	1,172.8

Net consolidated income	415.7	233.9	120.2	105.2	(8.2)	866.8

Net attributable income	415.5	226.0	99.2	102.6	(8.0)	835.4

The breakdown of Portugal operations is as follows:

PORTUGAL Income statement. January-June Euro MM.	Retail Banking			Total Portugal (*)
		Variation 2002/2001			Variation 2002/2001
	2002	Amount	(%)	2002	Amount	(%)
Net interest revenue	335.0	(10.4)	(3.00)	336.3	(12.1)	(3.48)

Net fees and commissions	85.2	5.4	6.72	102.3	8.3	8.80

Basic revenue	420.2	(5.0)	(1.18)	438.6	(3.9)	(0.87)

Trading gains	10.8	(1.4)	(11.78)	23.9	8.0	50.62

Net operating revenue	431.0	(6.5)	(1.48)	462.6	4.2	0.91

Personnel and general expenses	(209.8)	19.5	(8.52)	(218.1)	20.0	(8.40)
a) Personnel expenses	(133.3)	21.1	(13.66)	(138.9)	21.5	(13.42)
b) General expenses	(76.5)	(1.5)	2.07	(79.2)	(1.5)	1.96
Depreciation	(26.7)	1.2	(4.46)	(27.3)	1.2	(4.24)
Other operating costs	(1.7)	(1.0)	148.16	(1.8)	(1.0)	133.34

Net operating income	192.8	13.3	7.40	215.3	24.4	12.77

Income from equity-accounted holdings	1.2	1.0	484.31	1.1	0.8	269.04
Other income	(33.7)	(12.0)	54.85	(37.5)	(17.6)	87.99
Net provisions for loan-losses	(16.4)	(6.9)	72.60	(16.1)	(6.6)	69.22
Goodwill amortization	—	—	—	—	—	—

Income before taxes	143.9	(4.6)	(3.07)	162.8	1.1	0.65

Net consolidated income	120.2	—	0.03	133.8	3.5	2.70

Net attributable income	99.2	4.7	5.02	112.8	7.9	7.57

(*) Includes Retail Banking, Asset Management and Global Wholesale Banking.

LATIN AMERICA
Income statement.
January-June

	TOTAL LATIN AMERICA				TOTAL LATIN AMERICA (excluding Argentina)
Euro MM.	Total (*)		Retail Banking		Total (*)		Retail Banking
	2002	(%)	2002	(%)	2002	(%)	2002	(%)
Net interest revenue	2,535.4	(13.13)	2,479.9	(13.43)	2,428.8	(5.68)	2,395.5	(5.45)

Net fees and commissions	984.9	(15.91)	690.2	(15.14)	895.9	2.46	628.1	(0.22)

Basic revenue	3,520.2	(13.93)	3,170.1	(13.80)	3,324.7	(3.62)	3,023.6	(4.41)

Trading gains	106.6	(63.36)	84.7	(69.89)	79.4	(67.45)	72.5	(68.51)

Net operating revenue	3,626.8	(17.21)	3,254.8	(17.79)	3,404.1	(7.84)	3,096.1	(8.76)

Personnel and general expenses	(1,874.4)	(19.27)	(1,749.9)	(18.84)	(1,761.1)	(13.22)	(1,655.3)	(13.73)
a) Personnel expenses	(1,042.4)	(21.32)	(964.4)	(20.64)	(983.7)	(14.52)	(917.0)	(14.89)
b) General expenses	(832.0)	(16.55)	(785.5)	(16.51)	(777.4)	(11.52)	(738.3)	(12.23)
Depreciation	(193.2)	(19.59)	(187.2)	(14.47)	(178.6)	(8.87)	(174.1)	(2.66)
Other operating costs	(115.9)	38.40	(115.0)	36.57	(104.2)	45.93	(103.7)	44.42

Net operating income	1,443.3	(16.80)	1,202.8	(19.82)	1,360.2	(2.62)	1,163.0	(4.98)

Income from equity - accounted holdings	14.4	(0.99)	(3.1)	39.02	15.0	(4.98)	(2.6)	70.30
Other income	196.0	—	242.1	—	18.7	—	28.5	—
Net provisions for loan - losses	(661.1)	89.40	(657.6)	88.78	(416.4)	49.09	(412.9)	47.72
Goodwill amortization	—	—	—	—	—	—	—	—

Income before taxes	992.6	(13.25)	784.1	(12.12)	977.5	10.59	776.1	12.73

Net consolidated income	850.5	(12.90)	707.9	(11.52)	851.5	5.31	709.0	6.58

Net attributable income	801.2	(0.89)	661.7	(0.07)	801.2	18.70	661.7	22.07

(*)	Includes Retail Banking, Asset Management and Private Banking and Global Wholesale Banking.

Balance sheet. June

Euro MM.			Variation 2002/2001
	2002	2001	Amount	(%)
Loans	37,917.2	56,926.2	(19,009.0)	(33.39)
Due from banks	25,559.1	24,949.2	609.9	2.44
Investment securities	28,265.1	35,847.9	(7,582.8)	(21.15)
Tangible and intangible assets	1,963.1	2,933.2	(970.1)	(33.07)
Other assets	12,145.0	15,831.7	(3,686.7)	(23.29)

Total Assets / Liabilities	105,849.5	136,488.2	(30,638.7)	(22.45)

Customer deposits	44,109.0	65,600.8	(21,491.8)	(32.76)
Debt securities	8,534.7	9,948.1	(1,413.4)	(14.21)
Subordinated debt	664.8	806.0	(141.2)	(17.51)
Due to banks	38,918.3	41,676.7	(2,758.4)	(6.62)
Other liabilities	8,954.1	13,083.8	(4,129.7)	(31.56)
Capital assigned	4,668.6	5,372.8	(704.2)	(13.11)

Other managed funds (off - balance sheet)	26,661.1	34,910.3	(8,249.2)	(23.63)

Mutual funds	12,417.7	15,478.8	(3,061.1)	(19.78)
Pension funds	10,603.8	15,039.6	(4,435.8)	(29.49)
Managed portfolios	3,639.7	4,391.9	(752.3)	(17.13)

Customer funds	79,969.7	111,265.2	(31,295.6)	(28.13)

Total managed funds	132,510.6	171,398.5	(38,887.9)	(22.69)

ASSET MANAGEMENT AND PRIVATE BANKING
Income statement.
January-June

	Total
Euro MM.			Variation 2002/2001		Total (excluding Argentina)
	2002	2001	Amount	(%)	2002	(%)
Net interest revenue	64.2	75.5	(11.3)	(14.95)	42.0	(35.75)

Net fees and commissions	390.2	451.4	(61.2)	(13.55)	363.4	7.36

Basic revenue	454.4	526.9	(72.5)	(13.75)	405.4	0.38

Trading gains	24.3	12.5	11.8	94.33	9.4	(43.60)

Net operating revenue	478.7	539.4	(60.7)	(11.25)	414.8	(1.36)

Personnel and general expenses	(188.5)	(233.0)	44.5	(19.10)	(169.8)	(4.61)
a) Personnel expenses	(115.6)	(148.7)	33.1	(22.27)	(104.3)	(7.20)
b) General expenses	(72.9)	(84.2)	11.4	(13.49)	(65.5)	(0.17)
Depreciation	(14.6)	(27.7)	13.1	(47.23)	(13.1)	(43.94)
Other operating costs	(0.8)	0.4	(1.2)	—	(0.4)	—

Net operating income	274.9	279.2	(4.3)	(1.55)	231.4	5.50

Income from equity - accounted holdings	33.4	27.9	5.5	19.63	33.4	2.35
Other income	(46.6)	(8.3)	(38.4)	463.66	(10.4)	27.30
Net provisions for loan – losses	(1.3)	(0.4)	(0.9)	261.06	(1.3)	—
Goodwill amortization	—	—	—	—	—	—

Income before taxes	260.3	298.4	(38.1)	(12.78)	253.1	3.55

Net consolidated income	174.2	205.6	(31.4)	(15.28)	174.1	(0.11)

Net attributable income	171.0	178.4	(7.4)	(4.13)	171.0	2.24

Note. - Minority interests in Latin America correspond basically to Origenes AFJP, 100% consolidated using the global integration method. 60% of net consolidated income is attributed to minority interests

Balance sheet June

Euro MM.			Variation 2002/2001
	2002	2001	Amount	(%)
Loans	1,557.4	1,393.2	164.2	11.78
Government securities	11.7	21.0	(9.3)	(44.49)
Due from banks	6,587.8	7,349.3	(761.5)	(10.36)
Investment securities	688.0	866.9	(178.9)	(20.64)
Other assets	315.9	329.1	(13.2)	(4.01)

Total Assets / Liabilities	9,160.7	9,959.5	(798.8)	(8.02)

Customer deposits / REPOs	6,556.0	6,057.8	498.2	8.22
Debt securities	—	120.7	(120.7)	(100.00)
Subordinated debt	—	—	—	—
Due to banks	1,396.3	2,125.3	(729.0)	(34.30)
Other liabilities	726.3	1,204.5	(478.2)	(39.70)
Capital assigned	482.1	451.2	30.9	6.84

Other managed funds (off—balance sheet)	12,222.6	9,400.5	2,822.1	30.02

Mutual funds	8,804.5	5,879.2	2,925.3	49.76
Pension funds	74.9	59.9	15.0	24.98
Managed portfolios	3,343.3	3,461.4	(118.1)	(3.41)

Customer funds	18,778.6	15,579.0	3,199.6	20.54

Total managed funds	21,383.3	19,360.0	2,023.3	10.45

GLOBAL WHOLESALE BANKING
Income statement. January-June

	Total
Euro MM.			Variation 2002/2001		Total (excluding Argentina)
	2002	2001	Amount	(%)	2002	(%)
Net interest revenue	266.4	284.9	(18.5)	(6.49)	266.4	(5.69)

Net fees and commissions	184.4	190.0	(5.6)	(2.95)	184.4	(2.93)

Basic revenue	450.8	474.9	(24.1)	(5.07)	450.8	(4.58)

Trading gains	45.9	70.3	(24.3)	(34.63)	45.9	(34.73)

Net operating revenue	496.7	545.1	(48.4)	(8.88)	496.7	(8.49)

Personnel and general expenses	(201.3)	(210.2)	8.9	(4.22)	(201.3)	(4.21)
a) Personnel expenses	(136.2)	(139.7)	3.6	(2.57)	(136.2)	(2.55)
b) General expenses	(65.2)	(70.4)	5.3	(7.49)	(65.2)	(7.49)
Depreciation	(13.2)	(12.6)	(0.6)	5.07	(13.2)	5.07
Other operating costs	(0.3)	1.0	(1.2)	—	(0.3)	—

Net operating income	281.9	323.3	(41.4)	(12.81)	281.9	(12.18)

Income from equity—accounted holdings	—	—	—	—	—	—
Other income	(13.9)	(4.6)	(9.3)	203.28	(13.9)	190.54
Net provisions for loan—losses	(83.0)	(45.8)	(37.2)	81.23	(83.0)	80.99
Goodwill amortization	—	—	—	—	—	—

Income before taxes	185.0	272.9	(87.9)	(32.22)	185.0	(31.57)

Net consolidated income	142.3	205.6	(63.2)	(30.77)	142.3	(30.20)

Net attributable income	141.9	202.6	(60.7)	(29.95)	141.9	(29.16)

Balance sheet. June
Euro MM.			Variation 2002/2001
	2002	2001	Amount	(%)
Loans	19,509.7	21,374.7	(1,865.0)	(8.73)
Government securities	7,532.1	6,750.5	781.6	11.58
Due from banks	27,440.2	43,862.6	(16,422.4)	(37.44)
Investment securities	5,463.1	7,692.1	(2,229.0)	(28.98)
Other assets	8,410.1	11,501.1	(3,091.0)	(26.88)

Total Assets / Liabilities	68,355.2	91,181.0	(22,825.8)	(25.03)

Customer deposits / REPOs	20,091.6	22,745.8	(2,654.2)	(11.67)
Debt securities	118.9	1,452.9	(1,334.0)	(91.82)
Subordinated debt	32.4	32.4	(—)	(0.05)
Due to banks	23,020.6	41,183.2	(18,162.6)	(44.10)
Other liabilities	22,850.3	23,872.8	(1,022.5)	(4.28)
Capital assigned	2,241.4	1,894.1	347.3	18.34

Other managed funds (off—balance sheet)	747.6	754.3	(6.7)	(0.89)

Mutual funds	359.9	344.0	15.9	4.64
Pension funds	386.6	408.5	(21.9)	(5.37)
Managed portfolios	1.1	1.8	(0.7)	(39.06)

Customer funds	20,990.5	24,985.4	(3,994.9)	(15.99)

Total managed funds	69,102.8	91,935.3	(22,832.5)	(24.84)

CORPORATE CENTER

Income statement. January-June

Euro MM.			Variation 2002/2001
	2002	2001	Amount	(%)
Net interest revenue	(31.6)	(148.0)	116.4	78.64

Net fees and commissions	3.2	(9.2)	12.4	—

Basic revenue	(28.5)	(157.2)	128.7	81.89

Trading gains	41.4	18.3	23.1	126.70

Net operating revenue	12.9	(138.9)	151.9	—

Personnel and general expenses	(34.9)	(40.9)	6.0	(14.66)
a) Personnel expenses	(13.6)	(16.0)	2.5	(15.53)
b) General expenses	(21.3)	(24.8)	3.5	(14.10)
Depreciation	(51.2)	(41.4)	(9.8)	23.69
Other operating costs	0.3	0.7	(0.4)	(54.78)

Net operating income	(72.8)	(220.4)	147.7	66.99

Income from equity—accounted holdings	80.5	156.8	(76.3)	(48.67)
Other income	(157.2)	1,495.8	(1,653.0)	—
Net provisions for loan—losses	49.4	(167.5)	216.9	—
Goodwill amortization	(377.7)	(1,303.1)	925.4	(71.01)

Income before taxes	(477.7)	(38.4)	(439.3)	—

Net consolidated income	(400.7)	(70.2)	(330.5)	(470.85)

Net attributable income	(613.4)	(351.6)	(261.9)	(74.48)

Euro MM.
Balance sheet. June
Government securities, Bank of Spain certificates and others	12,364.9	13,694.7	(1,329.8)	(9.71)
Investment securities	10,644.9	11,897.8	(1,252.9)	(10.53)
Goodwill	10,834.4	10,691.4	143.0	1.34
Liquidity lent to the Group	16,241.1	16,095.3	145.8	0.91
Capital assigned to Group areas	15,992.6	15,322.4	670.2	4.37
Other assets	13,557.4	13,642.9	(85.5)	(0.63)

Total Assets / Liabilities	79,635.2	81,344.5	(1,709.3)	(2.10)

REPOs	10,977.7	12,638.1	(1,660.4)	(13.14)
Debt securities	19,569.9	22,010.8	(2,440.9)	(11.09)
Subordinated debt	11,166.1	10,719.6	446.5	4.17
Preferred stock	5,044.1	6,410.4	(1,366.3)	(21.31)
Other liabilities	14,901.5	11,348.4	3,553.1	31.31
Group capital and reserves	17,976.0	18,217.2	(241.2)	(1.32)

Other managed funds (off—balance sheet)	—	—	—	—
Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—

Customer funds	37,196.7	35,126.4	2,070.3	5.89

Total managed funds	79,635.2	81,344.5	(1,709.3)	(2.10)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2002	BANCO SANTANDER CENTRAL HISPANO, S.A.

By: /s/ JOSÉ A. ÁLVAREZ
José A. Álvarez Executive Vice President